UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 17, 2010

CITY TELECOM (H.K.) LIMITED

(Translation of registrant’s name into English)

Level 39

Tower I, Metroplaza

No. 223 Hing Fong Road

Kwai Chung

New Territories

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes            ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

City Telecom (H.K.) Limited (the “Company”) is furnishing under cover of Form 6-K the Company’s annual report and audited consolidated financial statements for the year ended August 31, 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED

By:	/S/ LAI NI QUIAQUE
Name:	Lai Ni Quiaque
Title:	Executive Director, Chief Financial Officer and Company Secretary

Dated: November 17, 2010

CTI

City Telecom (H.K.) Limited

Stock Code – HKEX: 1137;

NASDAQ: CTEL

— : 1137;

: CTEL

ANNUAL REPORT 2010

“Fibre-Wonderland”:

Network for

Our Next Generation

Models: Zoie, Poon Hiu Tung and Wong Hei Lam

“Fibre Wonderland”: Network for Our Next Generation

In the classic 1865 novel “Alice in Wonderland” by Lewis Carroll, Alice falls down a rabbit hole and enters a world of fantasy where amazing things happen. Today Hong Kong enjoys a “Fibre Wonderland” with some the World’s most compelling broadband service offerings.

At City Telecom, we have rolled out our Fibre based network with our Next Generation in mind, to help them fulfill their dreams and full potential.

The story of “Fibre Wonderland” unfolds as Zoie and Hei Lam jump through a manhole and discover a colorful and playful world that is filled with fun and infinite possibilities enabled by Fibre. All the beautiful children featured in this year’s report are Next Generation of our Talents.

Financial Highlights

1 2 3 4

26 27 28 Chairman’s Statement 30

25 49 50 51 52

24 Talent Engagement Supplement 64 65 “Fib

47 63 Our

62 Financial Information 60

23 46 45 44 43 42

22 Products at a Glance 20 19

5 6 7 8 Statistical Review

31 32 33 34 10

53 Profile of Directors and Senior Management 55 35 11

re-Wonderland”: Network for Next Generation 56 Management’s Discussion and Analysis

59 58 57 37 12

Marketing Campaigns 40 39 38 13

18 17 16 15 Major Milestones and Events

contents

Financial Highlights 2

Statistical Review 4

Major Milestones and Events 6

Products at a Glance 8

Chairman’s Statement 12

Management’s Discussion and Analysis 16

Marketing Campaigns 22

Talent Engagement Supplement 24

Profile of Directors and Senior Management 32

Financial Information

Corporate Governance Report 37

Report of the Directors 48

Independent Auditor’s Report 58

Consolidated Income Statement 59

Consolidated Statement of Comprehensive Income 60

Balance Sheet 61

Consolidated Statement of Changes in Equity 63

Consolidated Cash Flow Statement 64

Notes to the Financial Statements 65

Five-Year Financial Summary 123

Corporate Information 124

Established in 1992, City Telecom (H.K.) Limited (SEHK : 1137, NASDAQ : CTEL) is a fast growing and innovative provider of residential and corporate fixed telecommunications network and international telecommunications services in Hong Kong. Its wholly-owned subsidiary, Hong Kong Broadband Network Limited, is a major fixed telecommunications network services operator, providing broadband Internet access up to 1 Gbps, telephony, IPTV, corporate data services with its self-built Metro Ethernet IP network and fibre network. In addition to the operations in Hong Kong, the Group also has branch offices in Canada and Guangzhou, China.

Financial Highlights

2 City Telecom (H.K.) Limited Annual Report 2010

In thousands of Hong Kong dollars except for per share amounts and ratios

For the year ended

31 August 2010 31 August 2009

Turnover 1,574,687 1,478,239

Earnings before interest, tax, depreciation and amortization (EBITDA1) 469,437 508,058

EBITDA margin 29.8% 34.4%

Core EBITDA2 479,087 476,687

Core EBITDA margin 30.4% 32.2%

Profit attributable to shareholders 216,866 212,829

Earnings per share

– Basic (HK cents) 30.7 29.4 32.4 31.8

– Diluted (HK cents) 20.0 19.0

Total dividend declared per share (HK cents)

– Interim 6.5 3.0

– Final 13.5 16.0

Capital Expenditures 344,844 286,734

Adjusted free cash flow3 113,730 171,066

As at 31 August 2010 As at 31 August 2009

Cash at bank and in hand 588,665 226,416

Total outstanding borrowings 134,662 168,682

Total equity attributable to equity shareholders 1,688,539 1,228,527

Shares in issue (in thousands) 764,997 664,180

Net asset per share (HK$) 2.21 1.85

Net gearing ratio (net debt/net assets)4 N/A N/A

1 EBITDA for any period means, without duplication, net income/(loss) for such period, plus the following to the extent deducted in calculating such net income/(loss): interest expense/(income), income taxes, depreciation and amortization expense (excluding any such non cash charge to the extent it represents an accrual of or reserve for cash charges in any future period or amortization of a prepaid cash expense that was paid in a prior period not included in the calculation).

2 Core EBITDA represents the EBITDA for any period plus or deduct any net (loss) or gain from extinguishment of 10-year senior notes.

3 Adjusted free cash flow means EBITDA minus capital expenditure and net finance costs (finance costs minus interest income).

4 As the Group was in net cash position as at 31 August 2009 and 31 August 2010, no net gearing ratio was presented.

City Telecom (H.K.) Limited Annual Report 2010 3

Statistical Review

Turnover

HK$’000

06 1,159,579

07 1,141,270

08 1,302,981

09 1,478,239

10 1,574,687

Number of Registered Broadband Subscriptions

06 220,000

07 247,000

08 316,000

09 319,000

10 526,000

Number of Registered Voice-Over-IP Subscriptions

06 281,000

07 308,000

08 329,000

09 382,000

10 431,000

Number of Registered IP-TV Subscriptions

06 116,000

07 128,000

08 156,000

09 170,000

10 153,000

4 City Telecom (H.K.) Limited Annual Report 2010

Number of Registered International Telecommunications Accounts

06 2,202,000

07 2,331,000

08 2,336,000

09 2,383,000

10 2,445,000

International Telecommunications Traffic Volume Million Minutes

06 788

07 659

08 574

09 487

10 464

Turnover by Principal Activities In 2010

Fixed Telecommunications Network Services

86.1%

International Telecommunications Services

13.9%

City Telecom (H.K.) Limited Annual Report 2010 5

Major Milestones and Events

2009 Nov

“AWESOME SPEED. FOR EVERYONE” with “Member-Get-Member” plan, offering 100Mbps broadband at HK$99/month (US$13)

2010 Mar

City Telecom celebrated 10 Years on NASDAQ

HKBN launched bb100 + WiFi services at Hong Kong International Airport

1992 May

City Telecom (H.K.) Limited

(“City Telecom”) was incorporated in Hong Kong

1997 Jan

Launch of IDD300 Calling Service

Mar

Set up INC (the Specialized IDD Network for Corporations) for corporate sector

Aug

City Telecom was listed on The Stock Exchange of Hong Kong Limited

1998 Nov

The first company to receive the license

of International Simple Resale voice service in Hong Kong

1999 Jan

Launch of IDD 1666 Direct Calling Service

Nov

ADR listing on the NASDAQ National Market of USA

2000 Feb

Hong Kong Broadband Network Limited (“HKBN”), a subsidiary of City Telecom obtained the local wireless FTNS license

Mar

Launch of Broadband Internet services by HKBN

2001 May

CTI International Limited was awarded the Satellite-based Fixed Carrier license

2002 Apr

HKBN officially launched local on-net VoIP

telephony service, and upgraded to become a wireline-based FTNS licensee

Jun

Launch of HKBN IDD0030 service

2003 Aug

HKBN officially launched IP-TV service

6 City Telecom (H.K.) Limited Annual Report 2010

1000M Singapore Tour

Apr

HKBN launched 1 Gbps broadband at HK$199/month (US$26)

Jun

AWESOME Management Offsite in Germany for 71 executives

Sep

PHENOMENAL Singapore Experience for our Top 350 Front Line Talents

2004

Jul HKBN launched corporate data services

Aug HKBN launched off-net residential VoIP service, namely, the Broadband Phone Service

Nov HKBN announced the launch of “bb100”, Hong Kong’s first 100Mbps residential broadband service

2005

Apr HKBN launched “bb1000” Fibre-To-The-Home 1Gbps residential broadband service

Oct HKBN launched 2b Broadband Phone Service, providing VoIP service to local and overseas users via software version broadband phone

2006

Sep City Telecom enhanced Work-Life Balance

with the launch of eight employee-beneficial measures

2007

Mar HKBN enhanced Digital TV Platform and launched new application “bbBOX”

2008

Jan HKBN launched Dual Mode High Definition

Terrestrial TV Receiver and IPTV Set-Top-Box

HKBN launched free WiFi service at public rental housing estates

Feb HKBN awarded contract for the provision of payphone service at the Hong Kong International Airport

2009

Feb City Telecom launched Talent upgrade program: “Next Station: University”

Nov City Telecom received “Innovation in

Recruitment” and “Champion of HR” awards at the HRM Awards 2009

Dec HKBN shattered the one-millionth mark for Fixed Telecommunications Network Services subscriptions

2010

Feb HKBN took on climate change with expedition to the Antarctica

City Telecom (H.K.) Limited Annual Report 2010 7

Products at a Glance

IDD

CTI 1666 IDD 0030

With advanced technology, CTI and HKBN endeavor to provide good quality of international direct calling services to destinations around the world.

Broadband Services

bb100 Mbps FibreHome1000

With “Fiber-To-The-Home (FTTH)” and “Fiber-To-The-Building (FTTB)” technologies and our network coverage throughout 18 districts in Hong Kong, we offer amazingly fast and stable broadband services.

IP TV Service

bbTV HK BROADBAND

bbTV service now delivers around 110 TV channels, including 24-hour news channel, movies, animation, Chinese opera, financial news, international news and entertainment as well as interactive channels, such as stock quote, ringtone download and interactive quiz.

8 City Telecom (H.K.) Limited Annual Report 2010

Value Added Services

bbMAX Maximize The Power Of bb

bbMAX includes:

bbWI-FI

bbWI-FI

With more than 2,000 hotspots located conveniently at major shopping centres & dining districts, bbWI-FI provides high-speed and reliable mobile broadband access throughout the territory.

bbGUARD

bbGUARD

Filter away problematic and spam virus emails at the server before reaching email in-box.

getFAXEASY FAX

getFAXEASY

Receive fax without a fax machine. Simply converts all faxes into e-mails.

bbDRIVE

bbDRIVE

Provide online virtual storage up to 10GB, user-friendly interface and limitless volume file transfer; Users can also back-up their important documents/files safely with bbDRIVE.

bbWATCH

bbWATCH

Allow users to enjoy a variety of informative and entertaining TV programs via computer. No more time and geographical constraint.

Telephony Service

HOMETEL

With number portability and option of 14 different value-added services to users.

City Telecom (H.K.) Limited Annual Report 2010 9

MMORPG Game Store

Online Massively Multiplayer Online Role Playing (“MMORPG”) Game stores with exclusive virtual goodies

Online Game Credits Platform

game.hkbn.net

HKBN continues to nurture our partnerships with the leading Massively Multiplayer Online Role Playing Game developers in the Greater China Region during the year. With the launch of brand-new online game credit store, HKBN users can now purchase game points online at discounted prices, with premium of fascinating virtual goodies, whilst they are playing in the convenience of their homes.

Stepping forward, HKBN is striving to further expand partnerships with prime entertainment suppliers, aiming to provide all-round entertaining experience to our customers.

10 City Telecom (H.K.) Limited Annual Report 2010

Online Gaming Partners

alta multimedia

ba bi

CS SOFT CENTURYSOFT INTERNATIONAL LIMITED

egame Company Ltd.

www.funtown.com.hk

gamania www.gamania.com.hk

gameone

MEGA TREND

MOCHA

NC TAIWAN In Partnership with Gamania

RUNUP RUN UP GAME DISTRIBUTION LTD

UBISOFT

YOOP GAME

City Telecom (H.K.) Limited Annual Report 2010 11

Chairman’s Statement

Dear Fellow Shareholders,

Key performance indicators for the Group’s results for 12 months to 31 August 2010 (FY2010), in terms of record net growth of broadband subscription, flat core EBITDA and assertive network coverage expansion have all met our targets set one year ago.

Firstly, we achieved record broadband net subscription additions of 135,000 to 526,000 as of 31 August 2010, i.e. 34.5% year on year growth, mainly by taking market share in a saturated market. From being the smallest of four major carriers in Hong Kong three years ago, we believe we are now the second largest and the only carrier to consistently gain market share over the past three years.

Secondly, we have maintained core EBITDA essentially flat at HK$479.1 million (HK$469.4 million add back HK$9.7 million loss on extinguishment of 10-year senior notes). Lastly, our network coverage has been extended by 150,000 to 1.77 million home passes as of 31 August 2010, according to our plan.

In the next two financial years, FY2011 and FY2012, we will be shifting our focus of development on raw subscription growth to harvesting our established scale. Since our broadband subscription base has already exceeded 500,000, which we estimate to be bigger than the combined total number of subscriptions for the next two carriers, we expect to pace our subscription growth to about 70,000 to 80,000 per year and focus on harvesting profitability. For FY2011, we expect a better performance on our turnover and profitability, targeting EBITDA of HK$580 million.

We are also planning to extend our network coverage towards 2.0 million home passes by 31 December 2011, after which, we expect our capital expenditure on our fixed telecommunications network infrastructure will be reduced significantly from around 20.0% of turnover currently to approximately 10.0% of turnover. With anticipated growth in turnover and reduction in capital expenditure, fixed telecommunications network business shall deliver robust free cash flow (EBITDA less capital expenditure) growth after calendar year 2011.

12 City Telecom (H.K.) Limited Annual Report 2010

Whilst we are well on track four years into our 10-year Big, Hairy, Audacious Goal (BHAG) of becoming the largest Internet Protocol service provider in Hong Kong by 2016, we are already looking for new incremental business prospects to drive our next 10-year BHAG to 2026. One opportunity we see is the domestic free TV market. Whether it is Internet TV, free TV, or Pay-TV, we are studying thoroughly the convergence trends globally and locally. The market is changing drastically, and we see exciting opportunities to leverage our fiber infrastructure as well as our accumulated intellectual wealth having been in the IP-TV business since 2003.

City Telecom (H.K.) Limited Annual Report 2010 13

Chairman’s Statement

New technological developments, changes of business models for sporting channels and evolving audience’s taste as living standards rise, will bring dynamic new business opportunities. Of course, we also anticipated fierce competition in the free TV market, especially with two other potential new entrants into the market. We shall proactively keep a close watch on the associated investment opportunities and development projects, and base our decisions on the long term interests of our shareholders.

Internally, the Group’s management will focus even more on internal audit and Talent development. We believe, although vigorous internal auditing might increase paperwork and hence place additional burden on our Talents, in order to make the company more systematic, optimise risk management and to ensure long term and sustainable development, enhancing internal audit function is paramount.

14 City Telecom (H.K.) Limited Annual Report 2010

We will also continue to place heavy emphasis on Talent learning and development. As an 18 years old company, we are relatively green compared to other sizable corporations, with a management team of average age still in the 30s. The knowledge, execution capability and vision of our team needs to be nurtured to evolve into a mature and impeccable management team.

Lastly, we propose to update our dividend payout policy. Until now, our dividend payout policy has been based on 50-75% of adjusted free cash flow, defined as EBITDA less, capital expenditure and net finance costs. However, as our balance sheet situation has now improved to net cash position and our core capital expenditure should peak in FY2011, we now propose to update our dividend payout policy to 60-90% of net profits to tally with the practice of our industry peers.

With this change in policy, we are proposing a full year FY2010 dividend totalling HK20 cents (HK6.5 cents for interim dividend and HK13.5 cents for final dividend), consistent with FY2009 dividend totalling HK19 cents (HK3 cents for interim dividend and HK16 cents for final dividend). For FY2011, we aim to maintain our dividend payout at 60-90% of net profits. This more relaxing policy shall be maintained until the next major investment opportunity appears, and we shall consider further review then.

Wong Wai Kay, Ricky

Chairman

9 November 2010

City Telecom (H.K.) Limited Annual Report 2010 15

Management’s Discussion And Analysis

BUSINESS REVIEW

City Telecom executed within our guidance for FY2010, meeting the financial and operational targets we set at the beginning of the financial year. The record subscription growth that we achieved during the year, despite our competitors matching our prices, is reflective of our Fibre bandwidth advantage and expanding network coverage. We have been free cash flow positive since FY2007 and ended FY2010 with a strong net cash position.

Overall, we delivered what we promised to the financial community at the beginning of the financial year:

• record 135,000 net additions to 526,000 broadband subscriptions by 31 August 2010, compared with guidance to exceed 510,000 broadband subscriptions

• core EBITDA of HK$479.1 million (HK$469.4 million add back HK$9.7 million loss on extinguishment of 10-year senior notes), in line with FY2009 core EBITDA figure

• capital expenditure HK$344.8 million, within the announced range of HK$300 million to HK$350 million.

For FY2010, our strategic focus was to grab broadband market share, and build a base camp for our push towards our 10-year Big, Hairy, Audacious Goal (“BHAG”) of becoming the largest Internet Protocol service provider in Hong Kong by 2016. To achieve our BHAG, we need to add about 70,000 to 80,000 net additions every year, for 10 years; in FY2009 we added 75,000 net additions to 391,000 and in FY2010, we added record growth of 135,000 net additions to 526,000 broadband subscriptions as at 31 August 2010.

16 City Telecom (H.K.) Limited Annual Report 2010

In November 2009, we launched our HK$99/month "AWESOME SPEED. FOR EVERYONE" Member-Get-Member marketing campaign, assertively cutting the headline rate of our 100Mbps broadband service by half. Despite this price cut which impacts both acquisition and retention pricing, we were still able to achieve moderate growth in our turnover by 6.5% year-on-year to HK$1,574.7 million, comprised 10.2% to HK$1,356.1 million for our Fixed Telecom Network Services (FTNS) business which more than offset the 11.6% decline to HK$218.6 million for International Telecommunications Service (IDD) business. Our FTNS business now contributes 86.1% of the Group's turnover and this uptrend should continue while phasing down our IDD business.

Despite the record growth and the fact that majority of the associated acquisition cost is expensed as incurred, we managed to maintain a stable core EBITDA of HK$479.1 million in FY2010 versus core EBITDA of HK$476.7 million in FY2009. Core EBITDA is defined as EBITDA minus/plus the gain/(loss) on extinguishment of 10-year senior notes in FY2009 and FY2010, which is considered as non-operating in nature, and is summarised as below:

	2010	2009
	HK$ million	*HK$ million*
EBITDA	**469.4**	508.1
Loss/(gain) on extinguishment of 10-year senior notes	**9.7**	(31.4)
Core EBITDA	**479.1**	476.7
EBITDA margin	**29.8%**	34.4%
Core EBITDA margin	**30.4%**	32.2%

For FY2010, we incurred capital expenditure of HK$344.8 million which is within our guidance of HK$300 million to HK$350 million. The bulk of the capital expenditure was for expansion of our homes pass by 150,000 to 1.77 million as of 31 August 2010, such that we remain on track to approach 2.0 million homes pass by 31 December 2011.

During FY2010, we benefited from the buy-back and full redemption of our 10-year senior notes, leading to net finance costs falling from HK$50.3 million in FY2009 to HK$10.9 million in FY2010. We take an extremely conservative stance to financing, hence we have entered into a 5-year interest rate swap arrangement to match our gross debt profile, which resulted in a non-cash unrealized finance cost of HK$11.3 million due to the change in fair value of the interest rate swap contract.

City Telecom (H.K.) Limited Annual Report 2010 17

Management’s Discussion And Analysis

After deducting HK$42.7 million income tax expenses which included HK$40.1 million non-cash deferred taxation, the net profit attributable to shareholders for FY2010 reached HK$216.9 million, compared to HK$212.8 million in FY2009.

Fixed Telecommunications Network Services (FTNS)

At the beginning of FY2010, we set out strategy to grow our broadband customer base assertively. 12-month has now passed and we delivered what we have promised - a record growth of 135,000 net additions to 526,000 broadband subscriptions representing approximately 25% market share in the broadband subscription market. This record high gain in broadband subscriptions in FY2010 was driven by the success of our “AWESOME SPEED. FOR EVERYONE” promotion, which lasted for 10 months between November 2009 to August 2010. This promotion included a “Member-Get-Member” marketing campaign which halved the headline price of our symmetric 100 Mbps broadband service to HK$99/month if you bring in an additional friend at HK$99/month, i.e. we were essentially trading up one subscriber at broadband bundle blended ARPU in August 2009 of HK$182/month for two subscriptions at basic rate of HK$99/month. When we launched the campaign in November 2009, our competitors quickly copied or even priced below HK$99/month, but we nonetheless, was able to dominate the market share gains due to our superior bandwidth and network coverage. We estimate that during the year to 31 August 2010, the whole broadband market grew by 145,000 subscribers ((2,093,038 as of 31 July 2010 less 1,960,118 as 31 August 2009) x 12/11) of which we added 93% or 135,000.

On 14 April 2010, we started to pave the way for an ARPU increase with the launch of our 1000 Mbps broadband service at HK$199/month which we will aim to upgrade our 100 Mbps customer base over time. Furthermore, effective from 1 September 2010, we raised our basic bb100 standalone price by 70.7% to HK$169/month and also introduced our triple-play package of 100Mbps broadband, home telephone and IP-TV services for HK$199/month, which we expect to position as our new mainstream package.

Our very low churn rate of below 1.0% per month suggests us that we are under-pricing our service, which was necessitated by our desire to grow market share. We believe that once customers have become addicted to our higher bandwidth Fibre-based services, it will be very difficult for them to return to legacy copper based xDSL services. Our bandwidth advantage is becoming more and more apparent with the proliferation of high definition video and multiple internet-enabled devices at home such as smartphones, tablets and WiFi TV etc.

On local telephony, we added 49,000 net additions to 431,000 subscriptions in an overall market that is already matured.

On IP-TV, we had 17,000 net declines to 153,000 subscriptions, as we proactively churned off free or low paying IP-TV subscribers and redeployed the set-top-boxes to higher yielding customers. We continue to enhance our channel variety so as to increase the content value to our customers. We are now offering around 110 channels with selective additions throughout the year, including Disney Channel, Discovery Channel, Hallmark, SCI FI, TRACE music channel, Anyplex Video-On-Demand service for latest Hollywood blockbusters and a bilingual KidsCo Channel.

18 City Telecom (H.K.) Limited Annual Report 2010

International Telecommunications Services (IDD)

IDD revenue was down 11.6% to HK$218.6 million, contributed only 13.9% of the Group's turnover. This segment continues to face intensive competition from traditional IDD as well as other Voice-Over-IP (VoIP) calling options, many of whom are offered free of charge plans on PC to PC platforms. Our IDD traffic volume fell by 4.7% from 487 million minutes in FY2009 to 464 million minutes in FY2010. On IDD, our strategy is to focus on cash flow and profitability rather than market share.

LIQUIDITY AND CAPITAL RESOURCES

The Group strengthened our financial position during the year under review. As of 31 August 2010, the Group had total cash and cash equivalents amounting to HK$588.7 million (31 August 2009: HK$226.5 million) and outstanding borrowing of HK$134.7 million (31 August 2009: HK$168.7 million), which led to a net cash position of HK$454.0 million (31 August 2009: HK$57.8 million). As of 31 August 2010, the Group had total unutilised banking facility and revolving loan facility of HK$220.5 million (31 August 2009: HK$197.2 million), of which HK$190 million revolving loan facility was cancelled in September 2010 to avoid incurring unnecessary finance costs.

Our long-term liability consists mainly of our outstanding 5-year bank loan which amounted to HK$123.6 million (31 August 2009: Our long term liability consists mainly of our outstanding 10-year senior notes of HK$162.6 million). There is no pledged bank deposit as at 31 August 2010 (31 August 2009: HK$15.0 million). During the year, the Group entered into a 5-year interest rate swap contract with a HK$175 million notional amount to hedge against interest rate risk which is recognised initially at fair value and is remeasured at each balance sheet date.

During the year, given the growth of our high cash generating FTNS business and our strong cash balance, the Group fully repaid the then outstanding 10-year senior notes with principle value of US$21.4 million (equivalent to approximately HK$165.6 million) through repurchase in the open market and early redemption at price equal to 104.375% of the principle amount. The repurchase and redemption were partially supported by a HK$125 million 5-year bank loan to take advantage of the low interest rate environment and also to maintain funding and capital structure flexibility.

The debt maturity profiles of the Group as of 31 August 2010 and 31 August 2009 were as follows:

	2010	2009
	HK$'000	*HK$'000*
Repayable within one year	**10,702**	5,566
Repayable in the second year	**105**	197
Repayable in the third to fifth year	**123,855**	263
Repayable after the fifth year	**–**	162,656
Total	**134,662**	168,682

As of 31 August 2010, our outstanding borrowings bear fixed or floating interest rate and are all denominated in Hong Kong dollars. As the Group was in net cash position for both FY2010 and FY2009, no gearing ratio is presented.

On 28 April 2010, we completed a placement of 80,500,000 new ordinary shares of the Company in the form of 4,025,000 American Depositary Shares ("ADSs") (1 ADS = 20 ordinary shares) and raised gross proceeds of US$52.3 million (equivalent to approximately HK$406.2 million). After deducting the underwriter's fees and aggregate offering expenses paid by us, we intend to use the net proceeds to launch our new domestic free television services in Hong Kong subject to license award, and the remainder of the proceeds for general corporate purposes.

One of our growth factors is to expand our fibre network coverage to reach 2.0 million residential homes pass by the end of calendar year 2011. We had a good progress in FY2010 with 150,000 homes pass additions to 1.77 million as of 31 August 2010, versus 140,000 homes pass addition to 1.62 million as of 31 August 2009. Our capital expenditure for this year was HK$344.8 million, higher than the same period

City Telecom (H.K.) Limited Annual Report 2010 19

Management’s Discussion And Analysis

last year of HK$286.7 million mainly for expanding our network coverage and customer-base. Although we are aggressively expanding our network, our policy to manage capital expenditure incurred below our EBITDA continues. During the year, the Group has generated an adjusted free cash flow of HK$113.8 million, which is defined as EBITDA less capital expenditure and less net finance costs (2009: HK$171.1 million).

The on-going capital expenditure to complete our network coverage target will be mainly funded by internally generated cash flow. Our capital expenditure outlook for FY2011 is expected to be about HK$320 million to HK$350 million. After we achieve our 2.0 million homes pass target by 31 December 2011, we expect our core capital expenditure to turnover ratios to approximately halve to 10% of turnover. Overall, the Group’s financial position remains sounded for continuous business and network expansion.

Charge on Group’s Assets

As of 31 August 2010, the Group has not been required for any pledged deposits to secure its banking facilities (31 August 2009: HK$15.0 million for securing bank facilities of equivalent amount for issuing bank guarantees, letter of credits, hedging arrangements, bank loan and overdraft facilities).

Exchange Rates

All the Group’s monetary assets and liabilities are primarily denominated in either Hong Kong dollars or United States dollars. Given the exchange rate of the Hong Kong dollar to the United States dollar has remained close to the current pegged rate of HKD7.80 = USD1.00 since 1983, management does not expect significant foreign exchange gains or losses between the two currencies.

The Group is also exposed to a certain amount of foreign exchange risk based on fluctuations between the Hong Kong dollars and the Renminbi arising from its operation in the People’s Republic of China. In order to limit this foreign currency risk exposure, the Group maintained Renminbi cash balance that approximates two to three months’ of operating Renminbi cash flows requirements.

Contingent Liabilities

As of 31 August 2010, the Group had total contingent liabilities in respect of guarantees provided to suppliers of HK$2.7 million (31 August 2009: HK$2.5 million) and to utility vendors in lieu of payment of utility deposits of HK$5.6 million (31 August 2009: HK$5.3 million).

Save as disclosed above, there are no material contingent liabilities or off-balance-sheet obligations.

PROSPECTS

Our primary focus in FY2010 was assertive growth in our subscription base, while stepping into FY2011, we shift our focus from “seed-planting” to “harvesting”, i.e. from “subscriber maximisation” to “profit maximisation”. With our 526,000 broadband subscription base, widen distribution channels, together with our expanding 1.77 million residential homes pass fibre network, we have set the base camp for us to drive towards our 10-year BHAG of becoming the largest Internet Protocol service provider by 2016.

Hence, for FY2011, our guidance on the key metrics is as below:

- broadband subscriptions growth from 526,000 as of 31 August 2010 to exceed 600,000 subscriptions by 31 August 2011

- EBITDA to exceed HK$580 million

20 City Telecom (H.K.) Limited Annual Report 2010

- capital expenditure on telecommunications business of HK$320 million to HK$350 million

With these challenging key performance targets being set, a clear message on this year’s direction was fully communicated to all Talents internally and stakeholders externally at the beginning of FY2011 - this year, we will move beyond subscribers, and focus on profitability. We shall attack this goal through two pillars - grow revenues and enhance cost efficiency.

On revenue side, a series of actions is undergoing to advance our top-line and bottom-line growth, including the below:

- On 19 August 2010, we announced to the public that effective from 1 September 2010, we ended the HK$99/month for symmetric 100Mbps broadband marketing offer towards either HK$199/ month for 100Mbps triple play service or HK$199/ month for 1000Mbps broadband only service.

- During FY2010, we have strengthened our exposure in the corporate market by extending our fibre network coverage to Grade A office buildings in locations such as International Finance Centre (IFC), International Commerce Centre (ICC), Pacific Place, The Lee Gardens, Cyberport, One Island East, etc. This has paved the way for our corporate business growth from small-to-medium enterprises (SMEs) to large multinational corporations (MNCs).

On the cost side, “do more with less” is the way how we drive change and innovation within the Group - and we do this by more than streamlining business processes - we change the way we do business:

- Instead of solely relying on our sales executives for customer acquisition and contract renewal, we introduced on-line registration platform in late FY2009 and we used FY2010 to build the public awareness. This year, we will proactively and aggressively push this channel to be one of our key distribution channels.

- With scaled subscription base of over half a million, we have a gradual margin expansion from shifting our cost mix from customer acquisition cost at about 30% of contract sum to customer retention cost at about 10% of contract sum.

Whilst we are on a cost conscious mode, there is always one critical item that we do not hesitate for continuous investments - our Talents. We truly believe that our Talents are our future who will lead the Group to attain our next 10-year BHAG in 2026.

DIVIDEND

In view of the strong balance sheet position and controllable CAPEX from FY2011 onwards, instead of relying on the adjusted free cash flow, defined as EBITDA less capital expenditure less net finance costs, as the base for our dividend payout, we now consider that net profits is a better base to determine the dividend payout. While the cash generating capacity of our FTNS business is continuously improving, to better return to our shareholders, we decided to further enhance our dividend payout policy to 60-90% of net profits. As such, the Board recommends a final dividend of HK13.5 cents per ordinary share in respect of the year ended 31 August 2010 and this will bring the total dividend in respect of FY2010 to HK20 cents per ordinary share (FY2009: HK19 cents per ordinary share), representing a payout of approximately 65% of this year’s net profits.

TALENT REMUNERATION

Including the directors of the Group, as at 31 August 2010, the Group had 3,232 permanent full-time Talents versus 3,173 as of 31 August 2009. The total Talent related cost was HK$563.1 million in FY2010 versus HK$546.6 million in FY2009 which was mainly due to resources increased for network expansion and for sales forces, and also for discretionary performance reward for top-performing Talents.

The Group provides remuneration package consisting of basic salary, bonus and other benefits. Bonus payments are discretionary and dependent on both the Group’s and individual performances. The Group also provides comprehensive medical insurance coverage, competitive retirement benefits schemes, Talent training programs and operates share option scheme.

City Telecom (H.K.) Limited Annual Report 2010 21

Marketing Campaigns

To embrace the Support from our fans and to leverage the superiority of our ultra-high bandwidth broadband services, HKBN has launched some victorious marketing campaigns within the year. With overwhelming market response brought by the campaigns, HKBN successfully shattered the millionth mark for Fixed Telecom Network Services subscriptions by the end of 2009.

AWESOME SPEED. FOR EVERYONE

100Mbps broadband service at HK$99/month (US$13).

Bb100|$99/

Handbill

Mr. William Yeung, Chief Executive Officer at the Press Conference

22 City Telecom(H.K.) Limited Annual Report 2010

1Gbps Broadband

Symmetric 1Gbps broadband service at HK$199/month (US$26).


1000M

Printed advertisement


1000M

Billboards at prominent locations

bb100 Broadband Combo

100Mbps broadband service with HomeTel and bbTV selected pack at HK$199/month (US$26).



Printed advertisement

City Telecom (H.K.) Limited Annual Report 2010 23

Talent Engagement Supplement

“To fulfill the desire of Self-Actualization and to become everything that one is capable of becoming”

City Telecom Vison Statement, Nov 2006

A reality of life is that during our working careers, we spend the majority of our awake time at the office. At City Telecom, we want to make the most of this time, and look to offer a platform for our Talents to achieve Self-Actualization, as depicted by Maslow’s Hierarchy of Needs.

Carrot and Stick Approach

We use a carrot and stick approach to developing our Talents. Whilst we offer lots of optional carrots, we will not hesitate to use sticks as needed. For example, whilst many companies have a stated objective to improve their English for better global communications, we take concrete actions to make this happen. This is because we consider English to be a basic “hygiene” factor for our management grade that is essential for continuous learning, irrespective of the language that we conduct business in. As such, we conducted a Language Check-up and made it mandatory for all our management grade Talents (100 Paxs), from the newly promoted managers to our Chairman to take the International English Language Testing System (IELTS) exam. We then set a minimum standard of 6.5 out of 9.0 score for future management promotions and for this IELTS score to be integrated into our performance reviews.

To work towards Self-actualization, our Talents need to look beyond their daily operational requirements. This is why our Talent Engagement policies are designed to provide a wide range of exposures for our Talents. Through the year, we offered wide range of activities and learning, a sample of which is listed in right:

Self-actualization

Esteem

Love/Belonging

Safety

Physiological

Maslow’s Hierarchy of Needs

morality, creativity, spontaneity, problem solving, lack of prejudice, acceptance of facts self-esteem, confidence, achievement, respect of others, respect by others friendship, family sexual intimacy

security of body, of employment, of resources, of morality, of the family, of health and of property breathing, food water, sex, sleep, homeostasis, excretion

24 City Telecom (H.K.) Limited Annual Report 2010

Month in 2010	Functions	Number of our Talents involved
January	Lunar New Year & Valentine's Day Cooking Class	82
January – April	Caring Program – Evening Massage by Blind Massagist	578
February	Standard Chartered Hong Kong Marathon 2010	243
May	Organic Farm Visit with Underprivileged Families	10
May	Green Program – Hong Kong Geopark Tour	80
May	Volunteer Week – Ronald McDonald House Visit	16
May	Volunteer Week – Fun Day with the Elderly	37
May	Volunteer Week – Voluntary Work in Crossroads Foundation	20
July	Premiere of Disney-Pixar's 'Toy Story 3' with Orphans	100
July	35th Hong Kong International Dragon Boat Races – Media Cup	25
August	Hong Kong Museum of History Visit with New Immigrant Children	8
August	Noah's Ark Visit with Underprivileged Children	15
August	Make-up Class	60
September	Moon Cake Donation for the Elderly in Kwai Chung	/
October	Star Gazing Camp for All & the Blind	23
October	Orbis Flying Eye Hospital Tour	8
October	Cleaning Team's Benchmark Visit to Four Seasons Hotel	8
October	Afternoon Tai-Chi Class	18
October	PayTV Visit for the Elderly	5
October	International Coastal Cleanup 2010	50



Lunar New Year & Valentine's Day Cooking Class



City Telecom (H.K.) Limited Annual Report 2010 25

Talent Engagement Supplement

Standard Chartered Hong Kong Marathon 2010

Hong Kong Museum of History Visit with New Immigrant Children

26 City Telecom(H.K.) Limited Annual Report 2010

35th Hong Kong International Dragon Boat Races - Championship - Media Cup

Star Gazing Camp for All & the Blind

City Telecom (H.K.) Limited Annual Report 2010

27

Talent Engagement Supplement

Next Station University - Stage 2 Graduation, October 2010

In October 2010, we held our Stage 2 Graduation Celebration for Next Station University. “Next Station University” is our four stage, four year, HK$110,000/Talent (US$14,000) partnership between City Telecom and 49 of our Talents for a 2nd chance at achieving their dream of a World Class University Degree. The partnership is based on Talents investing their sweat equity of balancing family, full time career and studying, whilst City Telecom invests 80-90% of the course fees and arranges World Class lecturers to teach at our offices in Hong Kong and Guangzhou. This program is jointly organized with the Hong Kong Management Association (HKMA) and our Talents will earn a Bachelor of Arts’ Degree in Business Management by University of Wales (UK) upon finishing the whole program.

“We know we are likely to lose money on these 49 Talents, but we believe that they will act as catalysts and be an inspiration to the rest of our 3,000 plus Talents. Each of them is an evangelist of CTI’s learning culture and they’ll inspire the people around them to much greater heights, both career and personal wise”, Christy Wang, Assistant Manager, Learning & Development.

For a video testimonial, by Mr Lam Lui, Customer Relations, Sales Promoter - ”I didn’t take advantage of my 1st chance provided by my parents. Now with my 2nd chance, I must complete it as there may not be a 3rd or 4th chance.”

Video testimonial:

http://www.youtube.com/watch?v=nd_aC5yGvyY

Next Station University - Stage 2 Graduation Celebration

Lam Lui, Sales Promoter and Family

28 City Telecom (H.K.) Limited Annual Report 2010

PHENOMENAL Singapore Trip for TOP

Front Line Talents, September 2010

Whilst many companies in the service industry tend to outsource their customer contact points due to the labor intensive nature of this business, we look to keep the far majority of our customer contact points in-house, hence our pool of over 3,000 full time Talents spread between Hong Kong and Guangzhou.

Whilst our Talent development policies are extremely tough, for example, we terminate the bottom 5% of our headcount annually. Once they are identified to be the bottom 5%, they have 3-6 months to improve; otherwise, they know they will lose their jobs. This allows us to concentrate on nurturing and rewarding our top 95% performers. Given that we set very aggressive performance targets a year ago and we have since achieved them, this PHENOMENAL Singapore Experience is a reward trip for our top 350 non-management grade front line Talents, who have shown exceptional customer service, be it external or internal.

Approximately half of the total participants were from our Guangzhou call centre, and for many, this was their first international trip. The full trip album can be downloaded at http://reg.hkbn.net/ctigroup_admin/files_upload/201009_ Trip_Summary_Singapore.pdf

Chan Kwok Ching, Senior Sales Executive, Hong Kong, “Corporate” feel - not stand-alone individual!”

Zhang Xiao Long, Telesales Executive, Guangzhou, “A great opportunity to meet HK teammates, and facilitate the networking thereafter”

Mak Chiu Lai, Office Cleaner, Hong Kong,

“Very excited - it’s the first time for me to go overseas”

Singapore Trip

City Telecom (H.K.) Limited Annual Report 2010 29

Talent Engagement Supplement

AWESOME Germany Trip for Management, June 2010

We took our top 71 executives for an AWESOME management offsite in Germany, which is in line with our decade old tradition of using offsites to develop our management teamwork.

This AWESOME management offsite was designed specifically to deliver out-of-the-box experiences, including visit to Porsche factory in Leipzig, hiking and camping at Black Forest in Titisee, wine tasting at a vineyard in Rudesheim, etc. We hope that by widening our life experiences, we will be more open to implementing out-of-the-box experiences in our work environment.

During the trip, the most inspiring insight that we gained actually came from visiting a small farm that had been in the same family for 500 years. During the visit, the farmer talked about cutting 80-year old trees that his grandfather planted and then seeding new trees for his grandchildren to harvest. This really brought home the need for us, that a company needs to think long term rather than the typical quarterly mindset that dominates the mindset of many listed companies.

The full trip album can be downloaded at http://ctigroup.hkbn.com.hk/hr/Germany_Photo.htm “Life Program Exploration” Program

To help Talents exploring life and live their dreams, we have been striving continuously with different approaches through the year. In the past 12 months, there are a total of 1,022 individual conversations with the psychological counseling consultant, with an average of 9 Talents initiated to join the program in each month.

Mr. Chong Chan Yau, President of Hong Kong Blind Union sharing on ‘How to overcome challenges in life’

Germany Trip

30 City Telecom (H.K.) Limited Annual Report 2010

CUSTOMER ENGAGEMENT SUPPLEMENT

In the past three years, we have worked to structurally improve the way we engage our customers. For service, we benchmark beyond our Telecom Industry, and look at the Service Industries such as private banking, 5-star hotels, elite credit card providers etc.

Traditionally, a hotline approach is considered the most efficient way to service a large telecom customer base. At City Telecom, we are breaking away this legacy approach and have upgraded to Account Management, similar to private banking, such that a dedicated account manager is assigned to service our customers for all aspects, from service installation, to service charges and even to service termination. Customers can then engage their account manager via a direct line, rather than a service Hotline. In short, this is the level of service expected in the private banking industry, but we are delivering this to our customers generating HK$199/month. For the month of October 2010, 100% of our customer contact points have been done via a dedicated account manager, rather than via hotline.

HK Call Centre Association Awards - Best Contact Centre in Quality Assurance

“Be the Largest IP Provider in Hong Kong by 2016” is our company’s Big, Hairy, Audacious Goal. “Be the largest” means customers think we are the “best”. To achieve this goal, a systematic quality assurance policy has been implemented to ensure service quality consistency.

With the close co-ordination and co-operation among various departments and the support from Top Management, HKBN has been awarded the ‘Best Contact Centre in Quality Assurance - Silver’ by the Hong Kong Call Centre Association (HKCCA), celebrating HKBN’s outstanding success of serving customers.

Quality Assurance Team

City Telecom (H.K.) Limited Annual Report 2010 31

Profile of Directors and Senior Management

Executive Directors

Mr. WONG Wai Kay, Ricky

Chairman

Mr. CHEUNG Chi Kin, Paul

Vice Chairman

Mr. YEUNG Chu Kwong, William

Chief Executive Officer

Executive Directors

Mr. WONG Wai Kay, Ricky, aged 48, is the co-founder and Chairman of the Group. He is responsible for our overall strategic planning and management. Mr. Wong has over 25 years’ experience in the telecommunications and computer industries. He had worked at a major US-listed computer company as a marketing representative and was responsible for marketing and distribution of computer products in Hong Kong from 1985 to 1989. He was also a co-founder and director of a company principally engaged in import and distribution of computer systems in Canada prior to co-founding of the Group. Mr. Wong holds a Bachelor’s Degree in Science and a Master of Business Administration Degree (Executive MBA Programme) from The Chinese University of Hong Kong. He is a first cousin of Mr. Cheung Chi Kin, Paul, the Vice Chairman of the Group. Currently, Mr. Wong is a member of Zhejiang Committee, Chinese People’s Political Consultative Conference, a member of the Board of Trustees, United College, The Chinese University of Hong Kong and a member of the executive committee of the Digital Solidarity Fund of Hong Kong Council of Social Service.

Mr. CHEUNG Chi Kin, Paul, aged 53, is the co-founder and Vice Chairman of the Group. Mr. Cheung is responsible for overall strategic planning and management of the Group. Prior to that, Mr. Cheung was appointed as the Chief Executive Officer and was responsible for our day-to-day operations and technological research, development and support activities. Mr. Cheung has more than 29 years’ experience in the telecommunications and computer industries. He had worked in several companies engaged in application software development and computer consultancy prior to co-founding of the Group. Mr. Cheung graduated with a Diploma of Advanced Programming and System Concepts Design from Herzing Institute, Canada. Mr. Cheung is a first cousin of Mr. Wong Wai Kay, Ricky, the Chairman of the Group.

Mr. YEUNG Chu Kwong, William, aged 49, was appointed as the Executive Director and Chief Executive Officer of the Group in November 2008 with the responsibilities for developing corporate strategies and overseeing the operations of the Group. Before that, Mr. Yeung joined the Group as Chief Operating Officer in October 2005. He was in charge of the Customer Engagement Department overseeing customer relationship management and was also in charge of the Network Development Department. Mr. Yeung has more than 19 years’ experience in the telecommunications industry. Prior to joining the Group, Mr. Yeung was the Director of Customers Division in Smartone-Vodafone, the General Manager of Personal Communications and Retail Division in Tricom Telecom Limited, and was also an Inspector of Police in the Hong Kong Police Force. Mr.

32 City Telecom (H.K.) Limited Annual Report 2010

Executive Directors

Mr. LAI Ni Quiaque

Chief Financial Officer, Company Secretary & Head of Talent Engagement

Non-Executive Director

Dr. CHENG Mo Chi, Moses

Yeung holds a Bachelor of Arts Degree from Hong Kong Baptist University, a Master of Business Administration Degree from University of Strathclyde, U.K. and a Master of Science Degree in Electronic Commerce and Internet Computing from The University of Hong Kong. Mr. Yeung is also a graduate of the Senior Executive Program of the Columbia University Graduate School of Business in New York.

Mr. LAI Ni Quiaque, aged 40, is Chief Financial Officer, Company Secretary and Head of Talent Engagement. Mr. Lai joined the Group in May 2004. Mr. Lai has extensive experience in telecommunications industry, research and finance, being highly rated in this field. Prior to joining the Group, Mr. Lai was a Director and Head of Asia Telecom Research for Credit Suisse and was involved in global fund raisings for a wide range of Asian Telecom carriers such as China Mobile, China Telecom, China Unicom, China Netcom, SK Telecom, PCCW, Telekom Malaysia, etc. Before that, Mr. Lai held positions with Hongkong Telecom and Kleinwort Benson Securities (Asia). Mr. Lai holds a Bachelor of Commerce degree from the University of Western Australia and an Executive Master of Business Administration Degree from Kellogg-HKUST. Mr. Lai is a Fellow member of HKICPA and CPA Australia and is a Member of the Hong Kong Institute of Directors. Mr. Lai has also been appointed as a member of the Remuneration Committee of the Company.

Non-Executive Director

Dr. CHENG Mo Chi, Moses, aged 60, was appointed as an Independent Non-executive Director of the Group since 17 June 1997 and has been re-designated as a Non-executive Director of the Group with effect from 30 September 2004. Dr. Cheng has also been appointed as a member of the Remuneration Committee of the Company. Dr. Cheng is a practising solicitor and the senior partner of Messrs. P.C. Woo & Co. and was a member of the Legislative Council of Hong Kong. He is the Founder Chairman of the Hong Kong Institute of Directors of which he is now the Honorary President and Chairman Emeritus and the President of International Association of Practising Lawyers. Dr. Cheng currently holds directorships in K. Wah International Holdings Limited, China COSCO Holdings Company Limited, China Mobile Limited, China Resources Enterprise, Limited, Towngas China Company Limited, Hong Kong Exchanges and Clearing Limited, Kader Holdings Company Limited, Liu Chong Hing Investment Limited, Guangdong Investment Limited and Tian An China Investments Company Limited, all being public listed companies in Hong Kong. Dr. Cheng is also an independent nonexecutive director of ARA Asset Management Limited, a company whose shares are listed on Singapore Exchange Limited. His other directorships in public listed companies in the last 3 years include Beijing Capital International Airport Company Limited, Galaxy Entertainment Group Limited and Shui On Construction and Materials Limited, all being public listed companies in Hong Kong, and ARA Asset Management (Fortune) Limited (formerly known as ARA Asset Management (Singapore) Limited), as the manager of Fortune Real Estate Investment Trust, a real estate investment trust listed on Singapore Exchange Limited.

City Telecom (H.K.) Limited Annual Report 2010 33

Profile of Directors and Senior Management

Independent non-executive Directors

Mr. LEE Hon Ying, John

Dr. CHAN Kin Man

Mr. PEH Jefferson Tun Lu

Independent non-executive Directors

Mr. LEE Hon Ying, John, aged 64, is the managing director of Cyber Networks Consultants Company in Hong Kong. He was the Regional Director, Asia Pacific of Northrop Grumman-Canada, Ltd. He was previously the director of network services of Digital Equipment (HK) Limited and prior to that, worked for Cable and Wireless (HK) Limited and Hong Kong Telecom. He is a chartered engineer and a member of Institution of Engineering and Technology, the United Kingdom, the Hong Kong Institution of Engineers and the Hong Kong Computer Society. He received a Master's Degree in Information System from The Hong Kong Polytechnic University in 1992. In addition, he is the Vice President and Board Member of the Society of St. Vincent de Paul, Council General, which is an international charity body with its head office in Paris, France. He is the Commission member of Catholic Diocese of Hong Kong Diocesan for Hospital Pastoral Care. Mr. Lee has been a Director of the Group since June 1997. Mr. Lee is also the chairman of the Audit Committee and Remuneration Committee of the Company.

Dr. CHAN Kin Man, aged 51, is Director of Centre for Civil Society Studies and Associate Professor of the Department of Sociology of The Chinese University of Hong Kong. He received a Bachelor of Social Science Degree from The Chinese University of Hong Kong in 1983 and a Doctor of Philosophy Degree from Yale University in the U.S. in 1995. Dr. Chan has been a Director of the Group since June 1997. Dr. Chan has also been appointed as a member of the Audit Committee and Remuneration Committee of the Company.

Mr. PEH Jefferson Tun Lu, aged 51, is a Certified Public Accountant of the Hong Kong Institute of Certified Public Accountants and a Certified Practicing Accountant of CPA Australia. Mr. Peh holds a Master Degree in Business from the University of Technology, Sydney. He has over 28 years of experience in finance, accounting and management from listed and private companies in Hong Kong and Australia. Mr. Peh has been a Director of the Group since September 2004. Mr. Peh has also been appointed as a member of the Audit Committee and Remuneration Committee of the Company.

34 City Telecom (H.K.) Limited Annual Report 2010

Senior Management

Mr. CHONG Kin Chun,John

Managing Director of Corporate Division

Mr. LO Sui Lun

Director of Corporate Affairs Department

Dr. TAM Ming Chit

Chief Technology Officer

Ms. TO Wai Bing

Managing Director of Business Development

Senior Management

Mr. CHONG Kin Chun, John, aged 48, is the Managing Director of Corporate Division of the Group. He is responsible for sales, servicing and network expansion development of the Group’s international telecommunications services and fixed telecommunications network services for business and corporate customers. Mr. Chong joined the Group in February 1996 and holds a Bachelor’s Degree in Arts from The University of Hong Kong. Mr. Chong worked as a general manager overseeing product management and the sales force of a listed telecommunications products company in Hong Kong from 1987 to 1996.

Mr. LO Sui Lun, aged 46, is the Director of Corporate Affairs Department of the Group. He is primarily responsible for regulatory and carrier relations matters of the Group. In addition, Mr. Lo is also responsible for overseeing the legal and company secretarial functions of the Group. Before taking up his current position, Mr. Lo was in charge of regulatory, carrier business, international business, network operation and network development for Hong Kong Broadband Network Limited, the wholly-owned subsidiary of the Company. Mr. Lo joined the Group in September 1998. Prior to that, Mr. Lo worked for PCCW (formerly known as “Hong Kong Telecom”) for 9 years, gaining experience in network planning and undersea cable investment. Mr. Lo holds a Bachelor’s Degree in Sciences in Electronics from The Chinese University of Hong Kong and a Master’s Degree in Business Administration from the University of Strathclyde, U.K.

Dr. TAM Ming Chit, aged 44, is Chief Technology Officer of the Group. He is responsible for the Group’s network, information system development and operations including broadband networking, IPTV, wireless applications, as well as VoIP networks. Prior to joining the Group in 2008, Dr. Tam held various technical positions in various institutions in Hong Kong and overseas, such as Alcatel-Lucent, Citibank and SRA. He has over 17 years of operational experience in the information technologies and telecommunications industries. Dr. Tam holds a Bachelor of Science (Hons) in Computer Science from Imperial College, University of London, U.K. and a Doctor of Philosophy in Computer Science from the University of Pennsylvania, U.S.A.

Ms. TO Wai Bing, aged 48, is the Managing Director of Business Development of the Group. Ms. To is also in charge of International Business Department, Carrier Business Department and Pay TV Department. She is responsible for the control of cost of services, sales of carrier business, development of Pay TV business, explore and secure business partnerships to strengthen the Group’s business operations and development. Before joining the Group, Ms. To had worked in the Hong Kong Telecom Group for 16 years after graduating from The Hong Kong Polytechnic University with a Diploma in Electronic Engineering and subsequently a Higher Certificate in Electronic Engineering. Ms. To rejoined the Group in May 2007 after her previous service with the Group from September 1998 to July 2006.

City Telecom (H.K.) Limited Annual Report 2010 35

Financial Information

We are on the right track

for achieving our

Big, Hairy, Audacious Goal even

though the road ahead is tough.

Financial Information

37 Corporate Governance Report

48 Report of the Directors

58 Independent Auditor’s Report

59 Consolidated Income Statement

60 Consolidated Statement of Comprehensive Income

61 Balance Sheet

63 Consolidated Statement of Changes in Equity

64 Consolidated Cash Flow Statement

65 Notes to the Financial Statements

123 Five-Year Financial Summary

124 Corporate Information

36 City Telecom (H.K.) Limited Annual Report 2010

Corporate Governance Report

CORPORATE GOVERNANCE PRACTICES

The Board recognises the importance of corporate governance and is committed to the maintenance of good corporate governance practices.

The Company has complied with all code provisions of the Code on Corporate Governance Practices (the “Code”) contained in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) throughout the year ended 31 August 2010.

DIRECTORS’ SECURITIES TRANSACTIONS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) contained in Appendix 10 to the Listing Rules as the code of conduct for securities transactions by Directors of the Company (the “Company Code”).

Having made specific enquiry with the Directors, all of the Directors confirmed that they had complied with the required standard set out in the Model Code and the Company Code throughout the year ended 31 August 2010.

THE BOARD

(i) Responsibilities

The Board steers and oversees the management of the Company including, establishing the strategic direction of the Company, setting the long-term objectives of the Company, monitoring the performance of management, protecting and maximizing the interests of the Company and its shareholders, reviewing, considering and approving the annual budget, management results and performance update against annual budget, together with business reports from the management.

The Board has delegated an executive committee comprising all Executive Directors, with authority and responsibility for day-to-day operations and administration of the Company.

All Directors have full and timely access to all relevant information as well as advice and services of the Company Secretary, with a view to ensuring that Board procedures and all applicable rules and regulations, are followed. Upon making request to the Board, all Directors may obtain independent professional advice at the Company’s expense for carrying out their functions.

City Telecom (H.K.) Limited Annual Report 2010 37

Corporate Governance Report

(ii) Board Composition

The Board currently comprises a total of 8 Directors, with 4 Executive Directors, 1 Non-executive Director and 3 Independent Non-executive Directors. The Board believes that the balance between Executive and Non-Executive Directors is reasonable and adequate to provide sufficient checks and balances that safeguard the interests of shareholders and the Company. The composition of the Board is set out as follows:-

Executive Directors

Mr. Wong Wai Kay, Ricky (Chairman)

Mr. Cheung Chi Kin, Paul (Vice Chairman)

Mr. Yeung Chu Kwong, William (Chief Executive Officer)

Mr. Lai Ni Quiaque (Chief Financial Officer)

Non-executive Director Dr. Cheng Mo Chi, Moses

Independent Non-executive Directors

Mr. Lee Hon Ying, John

Dr. Chan Kin Man

Mr. Peh Jefferson Tun Lu

Mr. Wong Wai Kay, Ricky is a first cousin of Mr. Cheung Chi Kin, Paul. Save as disclosed above, there are no financial, business, family, other material and relevant relationships among members of the Board as at the date of this annual report.

The biographical information of the Directors is set out in the section of “Profile of Directors and Senior Management” on pages 32 to 35 of this annual report.

(iii) Appointment, Re-election and Removal of Directors

Nominations for members to the Board result from consultations among the Chairman, Chief Executive Officer and other Directors as the Board considers appropriate.

Under the Company’s Articles of Association, the Board may from time to time appoint a director either to fill a casual vacancy or as an addition to the existing Board. Any such new director shall hold office only until the next following general meeting of the Company (in the case of filling a casual vacancy) or until the following annual general meeting of the Company (in the case of an addition to the existing Board), and shall then be eligible for re-election. Every director, including non-executive and independent non-executive directors, are subject to retirement by rotation at least once every three years. One-third of the directors must retire from office at each annual general meeting and their re-election is subject to the approval of shareholders of the Company.

In compliance with the provisions of the Company’s Articles of Association, Mr. Lee Hon Ying, John and Mr. Peh Jefferson Tun Lu shall retire by rotation at the coming 2010 Annual General Meeting and, being eligible, will offer themselves for re-election.

(iv) Chairman and Chief Executive Officer

The Chairman of the Board is an Executive Director who is responsible for the leadership and effective running of the Board. The Chief Executive Officer is an Executive Director who is responsible for the Company’s operations and business development under the direction of the Board. The positions of the Chairman of the Board and the Chief Executive Officer are currently held by separate individuals for the purpose of ensuring an effective segregation of duties and a balance of power and authority.

38 City Telecom (H.K.) Limited Annual Report 2010

Corporate Governance Report

(v) Non-executive Director and Independent Non-executive Directors

The term of office of all Non-executive Directors (including the Independent Non-executive Directors) has been fixed for a specific term of one year. They are subject to retirement by rotation and re-election at the Company’s annual general meeting at least once every three years in accordance with the Company’s Articles and Association.

During the year ended 31 August 2010, the Board at all times met the requirements under Rule 3.10 of the Listing Rules relating to the appointment of at least three Independent Non-executive Directors with at least one of them possessing appropriate professional qualifications or accounting or related financial management expertise.

The Board has received written confirmation of independence from each of the Independent Non-executive Directors and considers them to be independent and free of any relationship that could materially interfere with the exercise of their independent judgment.

(vi) Number of Meetings and Directors’ Attendance

The Board meets from time to time, a no less than four times a year, to discuss and exchange ideas on the Company’s affairs. During the year ended 31 August 2010, the Board held 8 meetings to deliberate the interim and final results announcements, financial reports, to recommend or declare dividends and to discuss significant issues and general operation of the Company. Individual attendance records of each Director at the respective Board and committee meetings are set out in the table on page 42 of this annual report.

(vii) Practices and Conduct of Meetings

Notices of regular Board meetings together with all relevant information and reports prepared by management are given to all Directors at least 14 days before the meetings. For other Board meetings and meetings of Board committee, reasonable notice is generally given. The Company Secretary is responsible to keep minutes of all Board and committee meetings. Draft minutes are circulated to all Directors for comment within a reasonable time after each meeting and the final version of which is sent to all Directors for records. Board and Board committee minutes/ resolutions are open for inspection by Directors.

(viii) Training and Support for Directors

In case there is any newly appointed Director, he/she will be provided with an induction course so as to ensure that he/she has appropriate understanding of the business and operations of the Company and that he/she is fully aware of his/her responsibilities and obligations under the Listing Rules and the other applicable regulatory requirements.

There are also arrangements in place for providing continuing briefing and professional development to Directors as when necessary.

To assist their continuous professional development, the Company Secretary recommends Directors to attend relevant seminars and courses. The costs for such training are borne by the Company.

City Telecom (H.K.) Limited Annual Report 2010 39

Corporate Governance Report

BOARD COMMITTEES

The Board has set up 2 board committees, namely, Audit Committee and Remuneration Committee (collectively the “Board Committees”), for overseeing the respective aspects of the Company’s affairs.

Members of the Board Committees have been advised that they may seek independent professional advice at the Company’s expenses in appropriate circumstances.

(i) Audit Committee

The Board established its Audit Committee in March 1999 with specific terms of reference setting out the committee’s authority and duties.

The Audit Committee comprises 3 members, namely, Mr. Lee Hon Ying John, Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu, who are Independent Non-executive Directors and one of whom possess the appropriate professional qualifications or accounting or related financial management expertise as required under Rule 3.10(2) of the Listing Rules. Mr. Lee Hon Ying, John is the Chairman for the Audit Committee. The Audit Committee is provided with sufficient resources to discharge its duties.

The major roles and functions of the Audit Committee are set out in the Audit Committee Charter are made available on the website of the Company at www.ctigroup.com.hk. The Audit Committee is responsible for, inter alia, the appointment, compensation, retention and oversight overseeing the accounting and financial reporting processes of the Group and the audits of the Group’s financial statements on behalf of the Board, and reviewing and discussing the internal audit plans and reports of the audit activities, examinations and results thereof of the Internal Audit Department of the Company.

The Audit Committee held 4 meetings during the year ended 31 August 2010. Executive Directors, representative from the Internal Audit Department of the Company and the external auditors of the Company were invited to join the discussions at the relevant meetings.

Following is a summary of works performed by the Audit Committee during the year ended 31 August 2010:-

(i) Review of the Company’s financial statements for the year ended 31 August 2009 and for the six months ended 28 February 2010;

(ii) Review of the internal audit progress, especially on the compliance of the Sarbanes-Oxley Act;

(iii) Review of the external auditor’s report on the review of the Company’s interim financial report for the six months ended 28 February 2010 and the Company’s audited consolidated financial statements for the year ended 31 August 2009; and

(iv) Pre-approval of the audit and non-audit services provided by the Company’s external auditors.

40 City Telecom (H.K.) Limited Annual Report 2010

Corporate Governance Report

(ii) Remuneration Committee

The Board established its Remuneration Committee in August 2001 with specific terms of reference setting out the committee’s authority and duties.

The Remuneration Committee comprises 6 members, namely, Mr. Lee Hon Ying John, Dr. Chan Kin Man, Mr. Peh Jefferson Tun Lu, Dr. Cheng Mo Chi Moses, Mr. Lai Ni Quiaque and Ms. Choy Mei Yuk, Mimi. Mr. Lee Hon Ying, John is the Chairman for the Remuneration Committee. The Remuneration Committee is provided with sufficient resources to discharge its duties. The Remuneration Committee’s objectives are as follows:

(i) Establish a formal, fair and transparent procedures for developing policy and structure of all remuneration of directors and senior management;

(ii) Review and consider the Company’s policy for remuneration of directors and senior management; and

(iii) Recommend the remuneration packages of non-executive directors (including independent non-executive directors).

The role and authorities of the Remuneration Committee, including those set out in code provision B.1.3 of the Code, were set out in its terms of reference which are available at the Company’s website at www.ctigroup.com.hk. The Remuneration Committee is responsible to review and determine the remuneration policy and packages of the Executive Directors and senior management.

The Remuneration Committee held 1 meeting during the year ended 31 August 2010. Following is a summary of works performed by the Remuneration Committee during the year ended 31 August 2010:-

(i) Review and approval of the discretionary performance bonus for the management committee members;

(ii) Review and approval of the remuneration packages of management committee members; and

(iii) Review and approval of the remuneration packages of the Directors.

City Telecom (H.K.) Limited Annual Report 2010 41

Corporate Governance Report

ATTENDANCE RECORDS AT THE BOARD AND COMMITTEES MEETINGS

The attendance records of the individual Directors at the Board, Audit Committee and Remuneration Committee meetings for the year ended 31 August 2010 are set out as follows:

Number of Meetings Attended/Held

Board Audit

Committee Remuneration

Committee

Executive Directors

Mr. Wong Wai Kay, Ricky (Chairman) 7/8 N/A N/A

Mr. Cheung Chi Kin, Paul (Vice Chairman) 8/8 N/A N/A

Mr. Yeung Chu Kwong, William (Chief Executive Officer) 7/8 N/A N/A

Mr. Lai Ni Quiaque# (Chief Financial Officer) 7/8 N/A 1/1

Non-Executive Director

Dr. Cheng Mo Chi, Moses# 7/8 N/A 1/1

Independent Non-Executive Directors

Mr. Lee Hon Ying, John *# 8/8 4/4 1/1

Dr. Chan Kin Man *# 8/8 4/4 1/1

Mr. Peh Jefferson Tun Lu *# 8/8 4/4 1/1

Director, Talent Management

Ms. Choy Mei Yuk, Mimi# N/A N/A 1/1

* Audit Committee Member

# Remuneration Committee Member

DIRECTORS’ RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The Directors acknowledged their responsibility, with the support from the Finance Department of the Company, for preparing the financial statements of the Group for the year ended 31 August 2010. The Board must ensure that the financial statements of the Group are prepared as to give a true and fair view and on a going concern basis in accordance with the statutory requirements and applicable financial reporting standards.

The statement of the auditor of the Company about their reporting responsibilities and opinion on the financial statements of the Group for the year ended 31 August 2010 is set out in the “Independent Auditor’s Report” on page 58 of this annual report.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE AND INDEMNITY

The Company has arranged appropriate Directors’ and Officers’ Liability Insurance for its Directors and officers of the Company for insurance coverage against any legal liability arising from the performance of their duties. The insurance policy contains the following separate insurance contracts, including Directors’ and Officers’ Liability Contract; Company Reimbursement Contract; and Legal Representation Expenses Contract. Throughout the year ended 31 August 2010, no claim has been made against the Directors and officers of the Company.

42 City Telecom (H.K.) Limited Annual Report 2010

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AUDITORS’ REMUNERATION

KPMG has been re-appointed as the independent auditors of the Company by the shareholders of the Company at the 2009 Annual General Meeting.

For the year ended 31 August 2010, the auditors of the Company received approximately HK$2,530,000 for audit services (2009: HK$2,980,000) and HK$300,000 for non-audit services (2009: Nil).

INTERNAL CONTROL FRAMEWORK

Internal Controls

The Board is entrusted with the overall responsibility to maintain sound and effective internal controls to safeguard the shareholders’ investment and the Group’s assets. The Board adopts a top-down risk-based approach to continuously improve its internal control system in an effective and timely manner. Internal control system comprises a comprehensive organizational structure, appropriate delegation of authorities and control policies and procedures.

Control policies and procedures include safeguarding assets against unauthorized use or disposition; ensuring the reliability and integrity of financial, operating and managerial information for internal use or for publication; complying with applicable laws, rules and regulations; and managing resources in an economical, efficient and effective manner. Such policies and procedures are designed to manage rather than eliminate risk of failure to achieve business objectives and to provide a reasonable, but not absolute, assurance against material misstatement, loss or fraud.

Internal Audit Function

To strengthen the internal control of the Group, Internal Audit Department plays an impartial role which is independent to the Group’s management in assessing and monitoring of the internal controls. Internal Audit Department’s reviews provide a reasonable assurance that the internal control system continues to operate satisfactorily and effectively, which aims to increase corporate value, improve operation, promote sustainable and healthy development, and achieve strategic objectives.

Major tasks of the Internal Audit Department include:

• to review the management’s control regarding reliability of financial information, operations and procedures of various departments on a regular basis;

• to access unrestrictedly to the Group’s personnel, books and records, governance process to ensure internal controls are effective and in compliance with applicable laws, rules and regulations; and

• to conduct independent reviews and investigations on a regular and ad hoc basis as directed by the Board or Audit Committee.

The annual audit plan is prepared based on a risk and control methodology and approved by the Audit Committee. Upon completion of audit, key control deficiencies and corresponding recommendations are discussed and agreed with related department heads. Management’s responses are documented in the internal audit reports and follow-up procedures are then performed in due course to ensure the corresponding remedial actions are properly implemented. To preserve independence, Internal Audit Department reports directly to the Chairman and Audit Committee. Significant audit findings and corrective action plans are reported on a regular basis. Copies of internal audit reports are sent to the Chief Executive Officer, Chief Financial Officer and external auditor for attention.

City Telecom (H.K.) Limited Annual Report 2010 43

Corporate Governance Report

Internal Control – Integrated Framework

The Group aims to continuously enhance its internal control system and risk management regime with reference to the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework, which consists of five interrelated components, namely, Control Environment, Risk Assessment, Control Activities, Information and Communications and Monitoring. Under this framework, management is delegated primarily the responsibility for the design, implementation, and maintenance of day-to-day operation procedures, while the Board and Audit Committee oversee the actions of management and monitor the effectiveness of the controls that have been put in place.

Control Environment

• Members of the Board and Management Committee, and Talents who have access to price-sensitive and specific information are bound by the Model Code for Securities Transactions by Directors of Listed Issuers. They are also obliged to handle price-sensitive information with reference to the “Guide on disclosure of price-sensitive information” issued by the Stock Exchange.

• Code of Business Conduct and Ethics, which is applicable to the Directors, management and all Talents of the Group, is adopted to promote honest and ethical conducts. Employee handbook is made available on the Intranet which is accessible to all Talents of the Group at any time.

• Corruption and Conflicts of Interest policy is established to ensure reputation of the Group is not tarnished by Talents’ dishonesty or corruption, and to maintain integrity and effectiveness of the Group as a whole. All Talents are required to complete a “Declaration of Conflicts of Interest” form when they join the Group. Senior management and Talents who are engaged in procurement decisions are required to declare interest annually. Other Talents are required on a needed basis.

• Whistleblower policy is established to achieve high standards of ethical, moral and legal business conduct. This policy also aims to provide a platform for Talents to raise concerns on any suspected fraud, unlawful activities, questionable accounting or improper internal control procedures.

• Corporate Social Responsibility Report was launched in 2008 to demonstrate the Group’s active embracement of Corporate Citizenship. During the year, various functions are held to support community services. The Group was awarded the “Caring Company” logo by The Hong Kong Council of Social Service for three consecutive years.

• The Group highly invests in Talent development which covers all Talent levels. Programs held include EMBA/MBA/university degree sponsorship, reward trip to top performers, corporate site visits, education partnership and PowerBar program which was launched in 2009. The PowerBar program aims to provide an opportunity for outstanding Talents, who serve the Group for at least three years, to work in different departments temporarily. This can unlock their unidentified potential, broaden their career exposures, as well as infuse new insights and energy into other departments.

• Company-wide examination program is held annually for all Talents except Management Committee members. The examination covers three papers: company knowledge, job-related and generic subjects. All Talents are required to pass the examination in order to ensure that they are appropriately skilled with job knowledge and understand the Group’s business.

• Company policies and procedures are established to be followed by Talents to ensure compliance with all relevant statutory and regulatory requirements and provision of quality service to customers.

44 City Telecom (H.K.) Limited Annual Report 2010

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Risk Assessment

• Regular meetings are held among departments with the involvement of senior management to discuss potential risks regarding changes in market conditions, regulations or customer needs. Proper reactions to the identified risks will be canvassed in order to avoid or mitigate loss. Moreover, for any foreseeable risks identified, which may undermine the interest of the Group, will be escalated to the Board for deliberation.

• Self-assessment questionnaires are issued to all business units for completion as a basis for evaluating the general system control environment and risks.

Control Activities

• “Work Improvement Team” program was launched in 2009 to motivate all Talents to generate new ideas on improving existing work efficiency and cost effectiveness. This helps to foster the Group’s core value of continuous changes and improvements.

• In-house Safety Officer promotes awareness in occupational safety and health issues within the Group. Through risk assessment, inspection and trainings, reasonable practical measures are placed for ensuring job duties are carried out in a safe and efficient manner and comply with statutory requirements. Moreover, in-house occupational safety and health rules are uploaded to the Intranet for reference.

• Remuneration Committee is established to ensure that there are fair and transparent procedures for developing policy and structure of all remuneration of the Directors and senior management.

• Engagement of independent professionals and provision of appropriate trainings are used to ensure compliance with applicable laws, rules and regulations. During the year, the Group invited Equal Opportunities Commission to conduct training on Sex Discrimination Ordinance, which aims to enhance the awareness on sexual harassment in workplace, its impacts and liabilities as well as preventive measures. Apart from seminars conducted by external professionals, the Corporate Affairs Department has periodically conducted in-house seminars on Personal Data (Privacy) Ordinance and Unsolicited Electronic Messages Ordinance with a view to raising Talents’ awareness and understanding of the relevant rules and regulations.

• External consultants are engaged to provide advisory services as the Directors consider appropriate.

Information and Communication

• Talent meeting is arranged every year to review and summarize the Group’s performance and communicate management’s forward looking objectives regarding the Group’s future development.

• Monthly management meeting is live broadcast to all Talents of the Group and uploaded to the Intranet for sharing.

• Round table meeting provides a platform for all levels of Talents to have a face-to-face communication with senior management. Moreover, Talents can express their opinions and provide feedbacks freely on the Group’s internal forum.

• Information technology is used to build automatic controls in the Group’s computer systems.

• Telco Update is announced by Learning and Development Department to provide the latest updates and new achievements of the Group.

City Telecom (H.K.) Limited Annual Report 2010 45

Corporate Governance Report

Monitoring

• Capital and operating expenditures are under overall budget control. The annual budget and business plan are prepared by the respective departments and submitted to the Management Committee for approval before adoption.

• A quarterly review of the Group’s financial performance is conducted by the Board.

• Monthly management reports on the financial results and key operating statistics of each business segment are reviewed by the Executive Directors. Regular meetings are held with senior management for each business unit to review the actual performance against budget. Corrective actions will be taken if any significant variance is identified.

Control Effectiveness

The Company has complied with the code provisions on internal controls as set out in the Code on Corporate Governance. The Directors have conducted an annual review on the effectiveness of the Group’s internal control system. The review covers all material controls including financial, operational and compliance controls and risk management functions. The Directors consider that the internal control system is reasonably effective and adequate and have not identified any significant control deficiencies that would cast a material impact on the financial performance. The Board has also considered the resources, qualifications and experience of accounting and financial reporting function as adequate. Sufficient training and budget are provided for the continuous development of this function.

Compliance with Sarbanes-Oxley Act of 2002

As the Company is listed on the Nasdaq Stock Market in the U.S., it is required to comply with the provisions of the U.S. Sarbanes-Oxley Act of 2002 (the “SOX Act”), which is a legislation seeking to enhance the transparency and accountability of the companies in the areas of corporate governance and financial reporting. Under Section 404(a) of the SOX Act, the Group’s management is responsible for carrying out assessment on the effectiveness of the Group’s internal control procedures over financial reporting. With the assistance of Internal Audit Department and external consultants, management of the Group organized and conducted a comprehensive assessment of internal control over financial reporting based on control criteria as set out in the COSO framework. Based on this assessment, the Directors believe that, as at 31 August 2010, the internal control over financial reporting is effective.

Under Section 404(b) of the SOX Act, the Group also engaged the external auditors to perform an annual SOX audit and received an unqualified opinion on the effectiveness of its internal control in relation to financial reporting as at 31 August 2010. The Group’s assessment report and the report of its external auditors will be contained in Form 20-F submitted to the U.S. Securities and Exchanges Commission.

Company Policies

The Group has adopted a number of company policies, including Company Policies and Procedures, Code of Business Conduct and Ethics and individual departmental charters to ensure good corporate governance practices and high standard of business conducts and ethics of the Group. The Group will review regularly the effectiveness of these Company policies.

Communication with Shareholders

The Board and the Company maintain an on-going dialogue with the Company’s shareholders and investors through various communication channels including, annual general meeting, press conferences and publication of announcements, circulars, interim and annual reports. The Company also maintains on its website the updated corporate information, announcements, circulars, interim and annual reports, and corporate governance practices.

46 City Telecom (H.K.) Limited Annual Report 2010

Corporate Governance Report

INVESTOR ENGAGEMENT

Investor Engagement Supplement

As an Entrepreneurial start-up, City Telecom would not be here today, without the support of the Global Capital Markets. We proactively engage our investors from around the World with at least 2-3 global road shows and conferences, and also make extensive use of conference calls and webcasts throughout the year. Whilst we welcome all investors, we hope to attract long term investors that want to partner with us in our 10-year Big, Hairy, Audacious Goal to become the largest Internet Protocol provider in Hong Kong by 2016. We are now seeing results from our revamped Investor Engagement efforts started about a year ago. Based on US Form 13 filings by Institutional Investors, we estimate that Institutional holders of our free float have increased from 10% as of June 2009 to 51% as of June 2010.

Date	Activities	Speaker	Position	Venue
2010				
OCT	CFO Luncheon by Michael Page Finance – Capital Raising as a Competitive Advantage	NiQ Lai	CFO	Hong Kong
	Investor Engagement Tour	Alice Wong	Financial Controller	USA & Europe Cities
AUG	Oppenheimer Telco, Media & Tech Conference	NiQ Lai	CFO	Boston, USA
JUN	Investor Conference Call Hosted by Bay Crest Partners	NiQ Lai	CFO	New York, USA
MAY	Post-Results Luncheon by Goldman Sachs	William Yeung & NiQ Lai	CEO & CFO	Hong Kong
	Oppenheimer-4th Annual China Dragon Call Conference	NiQ Lai	CFO	New York, USA
APR	Investor Engagement Tour	Ricky Wong & William Yeung & NiQ Lai & Alice Wong	Chairman & CEO & CFO & Financial Controller	USA and Singapore
MAR	Rodman & Renshaw Annual China Investment Conference	NiQ Lai	CFO	Beijing, China
	Investor Engagement Tour	Alice Wong	Financial Controller	Europe Cities

City Telecom (H.K.) Limited Annual Report 2010 47

Report of the Directors

The Directors have pleasure in submitting their annual report together with the audited financial statements for the year ended 31 August 2010.

PRINCIPAL ACTIVITIES AND ANALYSIS OF OPERATIONS

The principal activities of City Telecom (H.K.) Limited (the “Company”) and its subsidiaries (collectively referred to as the “Group”) are the provision of international telecommunications services and fixed telecommunications network services to customers in Hong Kong and Canada.

An analysis of the Group’s performance for the year by business segments is set out in note 2 to the financial statements. RESULTS AND APPROPRIATIONS

The results of the Group for the year is set out in the consolidated income statement on page 59 of this annual report. RESERVES

Movements in the reserves of the Group during the year are set out in the consolidated statement of changes in equity. Movements in the reserves of the Company during the year are set out in note 20 to the financial statements.

An interim dividend of HK6.5 cents per ordinary share in cash (2009: HK3 cents per ordinary share in cash) and a final dividend in respect of the previous financial year of HK16 cents per ordinary share in cash were paid on 25 June 2010 and 30 December 2009 respectively.

At a board meeting held on 9 November 2010, the Directors have recommended to pay a final dividend of HK13.5 cents per ordinary share in cash. Subject to the approval of the shareholders at the forthcoming Annual General Meeting, the final dividend will be distributed on or about 5 January 2011 to shareholders whose names appear on the register of members of the Company as at the close of business on 21 December 2010.

The Register of Members of ordinary shares of the Company will be closed from 17 December 2010 to 21 December 2010 both days inclusive, during which period, no transfers of ordinary shares will be registered. In order to qualify for the proposed final dividend, all properly completed transfer forms accompanied by the relevant share certificates must be lodged with the Company’s share registrar not later than 4:30 p.m. on 16 December 2010.

DONATIONS

Charitable and other donations made by the Group during the year amounted to HK$100,000 (2009: HK$547,000).

FIXED ASSETS

Details of the movements in fixed assets of the Group are set out in note 13 to the financial statements.

SHARE CAPITAL AND SHARE OPTIONS

Details of the movements in share capital and share options of the Company are set out in note 20 to the financial statements.

DISTRIBUTABLE RESERVES

Distributable reserves of the Company as at 31 August 2010, calculated in accordance with section 79B of the Hong Kong Companies Ordinance, amounted to approximately HK$153,176,000 (2009: HK$153,788,000).

48 City Telecom (H.K.) Limited Annual Report 2010

Report of the Directors

FIVE-YEAR FINANCIAL SUMMARY

A summary of the results of the assets and liabilities of the Group for the last five financial years is set out on page 123 of this annual report.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

Save as disclosed below, neither the Company nor any of its subsidiaries has purchased, sold nor redeemed any of the Company's listed securities during the year ended 31 August 2010.

On 4 December 2009, the Company repurchased a portion of the 10-year senior notes with a cumulative principal value of US$1,500,000 (equivalent to HK$11,625,000) in the open market. The total consideration paid including accrued interest was approximately US$1,562,000 (equivalent to HK$12,103,000).

On 1 February 2010, the Company redeemed the then outstanding 10-year senior notes with principle value of US$19,863,000 (equivalent to HK$153,948,000) at the redemption price equal to 104.375% of the principal amount. The total consideration paid including accrued interest was approximately US$21,601,000 (equivalent to HK$167,624,000).

GROUP'S BORROWINGS

The Group's borrowings as at 31 August 2010 are repayable in the following periods:

	2010 HK$'000	2009 HK$'000
On demand or not exceeding one year	10,702	5,566
More than one year but not exceeding two years	105	197
More than two years	123,855	162,919
	134,662	168,682

DIRECTORS

The Directors during the year and up to the date of this annual report were:

Executive Directors
Mr. Wong Wai Kay, Ricky (Chairman)
Mr. Cheung Chi Kin, Paul (Vice Chairman)
Mr. Yeung Chu Kwong, William (Chief Executive Officer)
Mr. Lai Ni Quiaque * (Chief Financial Officer)

Non-executive Director
Dr. Cheng Mo Chi, Moses *

Independent non-executive Directors
Mr. Lee Hon Ying, John #*
Dr. Chan Kin Man #*
Mr. Peh Jefferson Tun Lu #*

Audit Committee members

* Remuneration Committee members

City Telecom (H.K.) Limited Annual Report 2010 49

Report of the Directors

In accordance with Articles 96 and 99 of the Company’s Articles of Association, Mr. Lee Hon Ying, John and Mr. Peh Jefferson Tun Lu shall retire by rotation and, being eligible, offer themselves for re-election at the forthcoming annual general meeting.

The Company received confirmation of independence from each of the independent non-executive directors pursuant to Rule 3.13 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Company still considers the independent non-executive directors to be independent.

DIRECTORS’ SERVICE CONTRACTS

None of the Directors has a service contract with the Company or any of its subsidiaries which is not determinable by the employing company within one year without payment of compensation, other than statutory compensation.

DIRECTORS’ INTERESTS IN CONTRACTS OF SIGNIFICANCE

No contract of significance in relation to the Group’s business to which the Company or any of its subsidiaries was a party and in which a Director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

BIOGRAPHICAL DETAILS OF DIRECTORS AND SENIOR MANAGEMENT

Brief biographical details of the Directors and senior management are set out on pages 32 to 35 of this annual report. CHANGES OF DIRECTORS’ INFORMATION

Pursuant to Rule 13.51B(1) of the Listing Rules, the changes of information on Directors are as follows:

1. Mr. Wong Wai Kay, Ricky, Chairman of the Group, has resigned as an independent non-executive director of Bossini International Holdings Limited (a company listed on the Main Board of the Stock Exchange) with effect from 30 November 2009.

2. Dr. Cheng Mo Chi, Moses, a non-executive director of the Company, has resigned as an independent non-executive director of ARA Asset Management (Fortune) Limited (formerly known as ARA Asset Management (Singapore) Limited), as the manager of Fortune Real Estate Investment Trust, a real estate investment trust listed on Singapore Exchange Limited with effect from 1 September 2010.

3. Changes in Directors’ emoluments during the year are set out in note 10 to the Financial Statements.

50 City Telecom (H.K.) Limited Annual Report 2010

Report of the Directors

DIRECTORS' INTERESTS IN SHARES AND UNDERLYING SHARES

Directors' interests or short positions in shares and in share options

At 31 August 2010, the interests or short positions of the Company's Directors, chief executive and their associates in the shares and underlying shares of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")), as recorded in the register maintained by the Company required to be kept under Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code were as follows:

Long position in ordinary shares and underlying shares of the Company

	Interest in shares						
Name of Director	Personal interests	Corporate interests	Family interests	Total interests in shares	Interests in underlying shares pursuant to share options	Aggregate interests	Approximate percentage interests in the Company's issued share capital Note (1)
Mr. Wong Wai Kay, Ricky	7,145,289	339,814,284 Note (2)(i)	–	346,959,573	8,091,604	355,051,177	46.41%
Mr. Cheung Chi Kin, Paul	17,361,820	24,924,339 Note (2)(ii)	–	42,286,159	8,091,604	50,377,763	6.59%
Mr. Yeung Chu Kwong, William	2,306,000	–	–	2,306,000	11,542,956	13,848,956	1.81%
Mr. Lai Ni Quiaque	–	–	10,392,506 Note (3)	10,392,506	8,067,690	18,460,196	2.41%

Notes:

(1) This percentage is based on 764,997,344 ordinary shares of the Company issued as at 31 August 2010.

(2) The corporate interests of Mr. Wong Wai Kay, Ricky and Mr. Cheung Chi Kin, Paul arise through their respective interests in the following companies:

(i) 339,814,284 shares are held by Top Group International Limited ("Top Group") which is 42.12% owned by Mr. Wong Wai Kay, Ricky; the interests of Top Group in the Company is also disclosed under the section "Substantial Shareholders" of the annual report.

(ii) 24,924,339 shares are held by Worship Limited which is 50% owned by Mr. Cheung Chi Kin, Paul.

(3) 10,392,506 shares are jointly owned by Mr. Lai Ni Quiaque and his spouse.

Details of the Directors' interests in share options granted by the Company are set out on page 53 of this annual report.

Save as disclosed above, as at 31 August 2010, none of the Directors or chief executive (including their spouse and children under 18 years of age) of the Company had any interests or short positions in the shares, underlying shares and derivative to ordinary shares of the Company and its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

City Telecom (H.K.) Limited Annual Report 2010 51

Report of the Directors

SHARE OPTION SCHEMES

The Company operates a share option scheme (the “2002 Share Option Scheme”) which was adopted by shareholders of the Company on 23 December 2002 which the directors may, at their discretion, invite eligible participants to take up options to subscribe for shares subject to the terms and conditions stipulated therein.

A summary of the 2002 Share Option Scheme operated by the Company is as follows:

(1) Purpose

To grant share options to the eligible participants as incentives and rewards for their contribution to the Company or its subsidiaries.

(2) Eligible participants

Eligible participants include Talents, executives or officers (including executive, non-executive and independent non-executive directors) of the Company or any of its subsidiaries, suppliers and professional advisers of the Group.

(3) The total number of shares available for issue

The total number of shares which may be issued upon exercise of options to be granted under the scheme shall not exceed 10% of the shares in issue as at the date of adoption of the 2002 Share Option Scheme on 23 December 2002 (i.e. 50,302,066 shares). Such limit was refreshed by the shareholders in the general meeting held on 29 December 2004 and 24 December 2007 respectively so that the total number of shares which may be issued shall be 10% of the shares in issue as at the date of the said general meeting (i.e. 61,407,340 shares and 62,704,840 shares respectively). As at the date of this annual report, the number of shares available for issue in respect thereof is 44,619,336 shares, representing approximately 5.83% of the issued share capital of the Company as at the date of this annual report.

The shares which may be issued upon exercise of all outstanding options to be granted and yet to be exercised under the 2002 Share Option Scheme and any other share option scheme(s) of the Company at any time shall not exceed 30% of the shares in issue from time to time. No options shall be granted under any scheme(s) of the Company or any of its subsidiaries if this will result in the 30% limit being exceeded.

(4) The maximum entitlement of each participant under the 2002 Share Option Scheme

The total number of shares shall be issued upon exercise of the options granted under the 2002 Share Option Scheme and any other share option scheme(s) of the Company (including exercised, cancelled and outstanding options) to each participant in any 12-month period up to and including the date of grant shall not exceed 1% of the shares in issue as at the date of grant.

Any further grant of options in excess of this 1% limit shall be subject to the issue of a circular by the Company and the approval of the shareholders of the Company in general meeting with such grantee and his associates abstaining from voting and/or other requirements prescribed under the Listing Rules from time to time.

(5) The period within which the shares must be taken up under an option

The period during which an option may be exercised will be determined by the board of directors at its absolute discretion and no option may be exercised more than 10 years from the date of grant.

(6) The minimum period for which an option must be held before it can be exercised

The board of directors is empowered to impose, at its discretion, any minimum period that an option must be held at the time of grant of any particular option.

52 City Telecom (H.K.) Limited Annual Report 2010

Report of the Directors

(7) The amount payable on application or acceptance of the option and the period within which payments or calls must or may be made or loans for such purposes must be paid

Acceptance of the option must be made within 30 days after the date of offer and HK$1.00 must be paid as a consideration for the grant of option.

(8) The basis of determining the exercise price

The board of directors shall determine the exercise price of each option offered but in any event shall not be less than the highest of: (a) the official closing price of the shares of the Company on the date of offer as quoted in the Stock Exchange quotation sheet; (b) the average of the closing price of the shares of the Company for the 5 business days immediately preceding the date of offer as quoted in the Stock Exchange quotation sheet; and (c) the nominal value of the shares of the Company.

(9) The remaining life of the 2002 Share Option Scheme

The 2002 Share Option Scheme is valid and effective from 23 December 2002, being the date of adoption, and shall end on the tenth anniversary of such date (both days inclusive).

(10) Details of the share options granted under the 2002 Share Option Scheme as at 31 August 2010 are as follows:

	Date of grant	Exercise price HK$	Balance as at 1 September 2009	Options granted during the year	Vesting period	Exercise period	Options exercised during the year (Note 1)	Options cancelled/ lapsed during the year (Note 6)	Balance as at 31 August 2010	Closing price immediately before the date on which the options were granted HK$
Directors										
Mr. Wong Wai Kay, Ricky	5 January 2005	1.5224	8,091,604	-	5 January 2005 to 31 December 2006	5 January 2005 to 20 October 2014	-	-	8,091,604	1.53
	22 May 2006	0.6523	6,068,701	-	22 May 2006 to 21 May 2009	22 May 2007 to 21 May 2016	6,068,701	-	-	0.64
Mr. Cheung Chi Kin, Paul	5 January 2005	1.5224	8,091,604	-	5 January 2005 to 31 December 2006	5 January 2005 to 20 October 2014	-	-	8,091,604	1.53
	22 May 2006	0.6523	6,068,701	-	22 May 2006 to 21 May 2009	22 May 2007 to 21 May 2016	6,068,701	-	-	0.64
Mr. Yeung Chu Kwong, William ("Mr Yeung")	22 May 2006	0.6523	1,018,165	-	22 May 2006 to 21 May 2009	22 May 2007 to 21 May 2016	1,018,000	-	165	0.64
	6 February 2008	1.7568	6,044,791	-	Note 2	Note 2	502,000	-	5,542,791	1.99
	5 February 2010	4.2400	-	6,000,000	Note 3	Note 3	-	-	6,000,000	4.34
Mr. Lai Ni Quiaque	22 May 2006	0.6523	2,022,899	-	22 May 2006 to 21 May 2009	22 May 2007 to 21 May 2016	-	-	2,022,899	0.64
	11 February 2008	1.8660	6,044,791	-	Note 4	Note 4	-	-	6,044,791	1.86

City Telecom (H.K.) Limited Annual Report 2010 53

Report of the Directors

Date of grant Exercise price HK$ Balance as at 1 September 2009 Options granted during the year Vesting period Exercise period Options exercised during the year (Note 1) Options cancelled/ lapsed during the year (Note 6) Balance as at 31 August 2010 Closing price immediately before the date on which the options were granted HK$

Talents under continuous employment contacts

Talents 21 October 2004 1.5224 6,909,527 - 21 October 2004 to 31 December 2006 1 January 2005 to 20 October 2014 2,750,847 - 4,158,680 1.53

22 May 2006 0.6523 6,414,433 - 22 May 2006 to 21 May 2009 22 May 2007 to 21 May 2016 3,254,054 - 3,160,379 0.64

3 August 2006 0.7018 40,540 - 3 August 2006 to 2 August 2009 3 August 2007 to 2 August 2016 40,540 - - 0.69

22 November 2006 0.7216 136,545 - 22 November 2006 to 14 November 2009 15 November 2007 to 14 November 2016 136,545 - - 0.75

15 February 2008 1.7568 1,007,465 - Note 5 Note 5 402,986 - 604,479 1.79

2 May 2008 1.7866 1,007,465 - Note 5 Note 5 75,000 - 932,465 1.72

Total 58,967,231 6,000,000 20,317,374 - 44,649,857

Notes:

1. During the year ended 31 August 2010, 20,317,374 share options were exercised and the weighted average closing price of shares of the Company immediately before the dates of exercise was HK$0.82 per ordinary share.

2. The exercise of the share options is subject to certain conditions that must be achieved by the grantee. During the year ended 31 August 2010, one of the clauses in the option agreement have been modified. The share options shall be exercised not later than 23 December 2012.

3. The exercise of the share options is subject to certain conditions that must be achieved by Mr. Yeung. The options shall be exercised not later than 4 February 2020.

4. The exercise of the share options is subject to the performance of the Company’s shares and certain conditions that must be achieved by the grantee. During the year ended 31 August 2010, one of the clauses in the option agreement has been modified. The options shall be exercised not later than 23 December 2012.

5. The exercise of the share options is subject to certain conditions that must be advanced by the grantee. The share options shall be exercised not later than 23 December 2012.

6. During the year ended 31 August 2010, no share options were lapsed and cancelled.

54 City Telecom (H.K.) Limited Annual Report 2010

Report of the Directors

(11) In determining the value of the share options granted during the year ended 31 August 2010, the Black-Scholes option pricing model (the “Black-Scholes Model”) has been used. The Black-Scholes Model is one of the most generally accepted methodologies used to calculate the value of options. The variables of the Black-Scholes Model includes expected life of the options, risk-free interest rate, expected volatility and expected dividend yield of the shares of the Company.

In determining the value of the share options granted during the year, the following variables have been applied to the Black-Scholes Model:

Measurement date 5 February 2010

Variables

– Expected life 8 years

– Risk-free rate 2.33%

– Expected volatility 61.49%

– Expected dividend yield 2.99%

The above variables were determined as follows:

(i) The expected life is estimated to be 8 years from the date of grant (the “Measurement Date”)

(ii) The risk-free rate represents the yield of the Hong Kong Exchange Fund Notes corresponding to the expected life of the options as at the Measurement Date.

(iii) The expected volatility represents the annualised standard deviation of the return on the daily share price of the Company over the period commensurate to the expected life of the options (taking into account the remaining contractual life of the options and the effect of the expected early exercise of the option).

(iv) The expected dividend yield is based on the historical dividend yield over the last eight years.

The fair value of the options granted during the year is estimated as below:

Date of grant 5 February 2010

Fair value per share option HK$1.94

The Group recognises the fair value of share options as an expense in the income statement over the vesting period, or as an asset, if the cost qualifies for recognition as an asset. The fair value of the share options is measured at the date of grant.

The Black-Scholes Model applied for the determination of the estimated value of the options granted under the 2002 Share Option Scheme require input of highly subjective assumptions, including the expected stock volatility. As the Company’s share options have characteristics significantly different from those of traded options, changes in subjective inputs may materially affect the estimated fair value of the options granted.

City Telecom (H.K.) Limited Annual Report 2010 55

Report of the Directors

DIRECTORS’ RIGHTS TO ACQUIRE SHARES OR DEBENTURES

Save as disclosed under the section “Share Option Schemes” in this annual report, at no time during the year was the Company or any of its subsidiaries a party to any arrangements to enable the directors and/or the chief executive of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

SUBSTANTIAL SHAREHOLDERS

At 31 August 2010, the interests or short positions of the persons, other than the directors or chief executive of the Company, in the shares and underlying shares of the Company as recorded in the register maintained by the Company required to be kept under Section 336 of the SFO were as follows:

Interests in shares Percentage

Name in long positions interests

(Note)

Top Group International Limited 339,814,284 44.42%

Note: This percentage is based on 764,997,344 shares of the Company issued as at 31 August 2010.

Save as disclosed above, as at 31 August 2010, the Company had not been notified of any persons (other than directors and chief executive of the Company) having any interest or short positions in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO.

MANAGEMENT CONTRACTS

No contracts concerning the management and administration of the whole or any substantial part of the business of the Company were entered into or existed during the year.

MAJOR CUSTOMERS AND SUPPLIERS

The aggregate percentage of turnover for the year attributable to the Group’s five largest customers is less than 30% of total turnover for the year and therefore no disclosures with regard to major customers are made. The percentages of purchases for the year attributable to the Group’s major suppliers are as follows:

2010 2009

%%

Purchases

The largest supplier 18 24

Five largest suppliers combined 53 57

None of the directors, their associates or any shareholder (which to the knowledge of the directors own more than 5% of the Company’s issued share capital) had an interest in the major suppliers noted above.

SUFFICIENCY OF PUBLIC FLOAT

On the basis of information that is publicly available to the Company and within the knowledge of the directors of the Company, as at the date of this annual report, the Company has maintained a sufficient public float of more than 25 percent of the Company’s issued shares as required under the Listing Rules during the year ended 31 August 2010.

56 City Telecom (H.K.) Limited Annual Report 2010

Report of the Directors

CORPORATE GOVERNANCE

Corporate Governance practices adopted by the Company are set out in the Corporate Governance Report on pages 37 to 47 of this annual report.

AUDITORS

The financial statements have been audited by KPMG who shall retire, and being eligible, offer themselves for reappointment at the forthcoming annual general meeting of the Company.

On behalf of the Board

Wong Wai Kay, Ricky

Chairman

Hong Kong, 9 November 2010

City Telecom (H.K.) Limited Annual Report 2010 57

Independent Auditor’s Report

KPMG

Independent auditor’s report to the shareholders of City Telecom (H.K.) Limited

(Incorporated in Hong Kong with limited liability)

We have audited the consolidated financial statements of City Telecom (H.K.) Limited (the “Company”) set out on pages 59 to 122, which comprise the consolidated and Company balance sheets as at 31 August 2010, and the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

DIRECTORS’ RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation and the true and fair presentation of these financial statements in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board, Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITOR’S RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audit. This report is made solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion. OPINION

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 August 2010 and of the Group’s profit and cash flows for the year then ended in accordance with International Financial Reporting Standards and Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

KPMG

Certified Public Accountants

8th Floor, Prince’s Building

10 Chater Road

Central, Hong Kong

9 November 2010

58 City Telecom (H.K.) Limited Annual Report 2010

Consolidated Income Statement

For the year ended 31 August 2010 (Expressed in Hong Kong dollars)

Note

2010 HK$’000

2009 HK$’000

Turnover

2

1,574,687

1,478,239

Network costs

3

(195,292)

(175,129)

Other operating expenses

4(a)

(1,105,604)

(1,037,964)

Other income, net

4(b)

7,989

41,540

Finance costs

4(c)

(22,235)

(55,127)

Profit before taxation

4

259,545

251,559

Income tax expense

5

(42,679)

(38,730)

Profit attributable to shareholders

6

216,866

212,829

Basic earnings per share

8

HK30.7 cents

HK32.4 cents

Diluted earnings per share

8

HK29.4 cents

HK31.8 cents

The notes on pages 65 to 122 form part of these financial statements.

City Telecom (H.K.) Limited Annual Report 2010

59

Consolidated Statement of Comprehensive Income

For the year ended 31 August 2010 (Expressed in Hong Kong dollars)

2010 HK$’000

2009 HK$’000

Profit for the year

216,866

212,829

Other comprehensive income

Exchange differences on translation of financial statements of overseas subsidiaries

(97)

70

Total comprehensive income for the year

216,769

212,899

The notes on pages 65 to 122 form part of these financial statements.

60

City Telecom (H.K.) Limited Annual Report 2010

Balance Sheet

As at 31 August 2010
(Expressed in Hong Kong dollars)

	Note	The Group 2010 HK$'000	The Group 2009 HK$'000	The Company 2010 HK$'000	The Company 2009 HK$'000
Non-current assets					
Goodwill	12	1,066	1,066	–	–
Fixed assets	13	1,431,813	1,302,380	65,763	74,688
Investments in subsidiaries	14	–	–	1,035,835	957,712
Long term receivable and prepayment		5,174	6,091	–	–
Deferred expenditure	15	6,626	12,786	–	–
		1,444,679	1,322,323	1,101,598	1,032,400
Current assets					
Accounts receivable	16	99,729	120,192	7,968	9,220
Other receivables, deposits and prepayments	16	89,490	69,765	5,317	3,393
Deferred expenditure	15	28,986	36,674	–	–
Pledged bank deposits	28	–	15,038	–	15,038
Cash at bank and in hand	17	588,665	226,416	431,281	120,315
		806,870	468,085	444,566	147,966
Current liabilities					
Bank overdrafts – unsecured		10,490	5,364	900	896
Amounts due to subsidiaries		–	–	10,830	10,830
Accounts payable	18	35,128	37,555	17,877	20,484
Other payables and accrued charges	18	195,931	206,487	24,605	23,530
Deposits received		21,822	16,385	7,954	7,886
Current portion – deferred services revenue	19	106,798	115,070	9,647	10,848
Tax payable		1,533	1,993	356	356
Current portion – obligations under finance leases	23	212	202	189	193
		371,914	383,056	72,358	75,023
Net current assets		434,956	85,029	372,208	72,943
Total assets less current liabilities		1,879,635	1,407,352	1,473,806	1,105,343

City Telecom (H.K.) Limited Annual Report 2010 61

Balance Sheet

As at 31 August 2010
(Expressed in Hong Kong dollars)

	Note	The Group 2010 HK$'000	The Group 2009 HK$'000	The Company 2010 HK$'000	The Company 2009 HK$'000
Non-current liabilities					
Deferred tax liabilities	21	**55,843**	15,709	**6,098**	7,047
Long-term deferred services revenue	19	**–**	–	**6,772**	10,535
Derivative financial instrument	22	**11,293**	–	**11,293**	–
Long-term debt and other liabilities	23	**123,960**	163,116	**123,899**	163,108
		191,096	178,825	**148,062**	180,690
Net assets		**1,688,539**	1,228,527	**1,325,744**	924,653
Capital and reserves					
Share capital	20	**76,500**	66,418	**76,500**	66,418
Reserves	20	**1,612,039**	1,162,109	**1,249,244**	858,235
Total equity attributable to equity shareholders of the Company		**1,688,539**	1,228,527	**1,325,744**	924,653

Approved and authorised for issue by the board of directors on 9 November 2010.

Wong Wai Kay, Ricky
Director

Cheung Chi Kin, Paul
Director

The notes on pages 65 to 122 form part of these financial statements.

62 City Telecom (H.K.) Limited Annual Report 2010

Consolidated Statement of Changes in Equity

For the year ended 31 August 2010

(Expressed in Hong Kong dollars)

Share capital

Share premium

Capital reserve

Capital redemption reserve

Retained profits

Exchange reserve

Total

Note

HK$’000

HK$’000

HK$’000

HK$’000

HK$’000

HK$’000

HK$’000

At 1 September 2009

66,418

681,208

23,232

7

454,802

2,860

1,228,527

Total comprehensive income for the year

—

—

—

—

216,866

(97)

216,769

Dividend paid in respect of previous year

7

—

—

—

—

(108,735)

—

(108,735)

Dividend paid in respect of current year

7

—

—

—

—

(49,725)

—

(49,725)

Shares issued upon exercise of share option

2,032

22,227

(7,515)

—

—

—

16,744

Equity settled share-based transactions

—

—

5,347

—

—

—

5,347

Shares issued upon placement

8,050

371,562

—

—

—

—

379,612

At 31 August 2010

76,500

1,074,997

21,064

7

513,208

2,763

1,688,539

At 1 September 2008

65,062

670,717

19,013

275,025

2,790

1,032,607

Total comprehensive income for the year

—

—

—

—

212,829

70

212,899

Dividend paid in respect of previous year

7

—

—

—

—

(3,108)

—

(3,108)

Shares issued in respect of scrip dividend of previous year

7

1,221

8,685

—

—

(9,906)

—

—

Dividend paid in respect of current year

7

—

—

—

—

(19,904)

—

(19,904)

Shares issued upon exercise of share option

142

1,806

(549)

—

—

—

1,399

Equity settled share-based transactions

—

—

4,768

—

—

—

4,768

Repurchase and cancellation of ordinary shares

(7)

—

—

7

(134)

—

(134)

At 31 August 2009

66,418

681,208

23,232

7

454,802

2,860

1,228,527

The notes on pages 65 to 122 form part of these financial statements.

City Telecom (H.K.) Limited Annual Report 2010

63

Consolidated Cash Flow Statement

Consolidated Cash flow Statement

For the year ended 31 August 2010

(Expressed in Hong Kong dollars)

Note 2010 HK$’000

2009 HK$’000

Net cash inflow from operations

24(a)

488,353

538,503

Hong Kong profits tax paid Overseas tax paid

(456)

(2,557)

(1,732)

Net cash inflow from operating activities

485,340

536,771

Investing activities Decrease in pledged bank deposits

15,038

72,281

Interest received

11,372

4,869

Purchases of fixed assets

(349,076)

(289,938)

Net proceeds from maturity of investment in debt securities

—

28,051

Proceeds from disposal of fixed assets

16,412

8,249

Net cash outflow from investing activities

(306,254)

(176,488)

Net cash inflow before financing activities

179,086

360,283

Financing activities Repurchase of ordinary shares

(134)

Proceeds from issuance of new shares

24(b)

396,356

1,399

Proceeds from new bank loans

163,375

—

Repayment of bank loan

(40,000)

_Repayment of capital element of finance leases

24(b)

(217)

(138)

Interest element of finance leases

(42)

(27)

Interest paid on bank loans

(1,166)

—

Other borrowing costs paid

(3,260)

(885)

Interest paid on 10-year senior notes

(5,881)

(52,670)

Repurchase and redemption of 10-year senior notes

24(b)

(172,423)

(485,829)

Dividends paid

(158,435)

(23,008)

Net cash inflow/(outflow) from financing activities

178,307

(561,292)

Increase/ (decrease) in cash at bank and in hand

357,393

(201,009)

Cash at bank and in hand at 1 September

221,052

421,610

Effect of foreign exchange rate changes

(270)

451

Cash at bank and in hand at 31 August

578,175

221,052

Analysis of the balances of cash and cash equivalents Cash at bank and in hand

588,665

226,416

Bank overdrafts—unsecured

(10,490)

(5,364)

578,175

221,052

The notes on pages 65 to 122 form part of these financial statements.

64

City Telecom (H.K.) Limited Annual Report 2010

Notes to the Financial Statements

(Expressed in Hong Kong dollars)

1 SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of compliance

These financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”), which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards (“lASs”) and Interpretations issued by the IASB. As Hong Kong Financial Reporting Standards (“HKFRSs”), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards (“HKASs”) and Interpretations issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”) and accounting principles generally accepted in Hong Kong, are derived from and consistent with IFRSs, these financial statements also comply with HKFRSs. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the requirements of the Hong Kong Companies Ordinance. A summary of the significant accounting policies adopted by the Group is set out below.

The IASB has issued a number of new or revised IFRSs that are first effective or available for early adoption for the current accounting period of the Group and the Company. The equivalent new or revised HKFRSs consequently issued by HKICPA as a result of these developments have the same effective date as those issued by the IASB and are in all material respects identical to the pronouncements issued by the IASB. Of these, the following developments are relevant to the Group’s financial statements:

— IFRS/HKFRS 8, Operating segments

— IAS/HKAS 1 (revised 2007), Presentation of financial statements

— Amendments to IFRS/HKFRS 7, Financial instruments: disclosure—improving disclosures about financial instruments

The impact of these developments is as follows:

IFRS/HKFRS 8 requires segment disclosure to be based on the way that the Group’s chief operating decision-maker regards and manages the Group, with the amounts reported for each reportable segment being the measures reported to the Group’s chief operating decision-maker for the purposes of assessing segment performance and making decisions about operating matters. The new requirement under IFRS/ HKFRS 8 is consistent with the Group’s segment information presented in prior years. The adoption of HKFRS 8 had no material impact on the reportable segments being identified and disclosed.

As a result of the adoption of IAS/HKAS 1 (revised 2007), details of changes in equity during the period arising from transactions with equity shareholders in their capacity as such have been presented separately from all other income and expenses in a revised consolidated statement of changes in equity. All other items of income and expense are presented in the consolidated income statement, if they are recognised as part of profit or loss for the period, or otherwise in a new primary statement, the consolidated statement of comprehensive income. Corresponding amounts have been restated to conform to the new presentation. This change in presentation has no effect on reported profit or loss, total income and expense or net assets for any period presented.

As a result of the adoption of the amendments to IFRS/HKFRS 7, the financial statements include expanded disclosure in note 25(e)(i) about the fair value measurement of the Group’s financial instruments, categorising these fair value measurements into a three-level fair value hierarchy according to the extent to which they are based on observable market data.

City Telecom (H.K.) Limited Annual Report 2010

65

Notes to the Financial Statements

(Expressed in Hong Kong dollars)

1 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(a) Statement of compliance (continued)

The group has taken advantage of the transitional provisions set out in the amendments to IFRS/HKFRS 7, under which comparative information for the newly required disclosures about the fair value measurements of financial instruments has not been provided.

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period (see note 33).

(b) Basis of preparation of the financial statements

The consolidated financial statements for the year ended 31 August 2010 comprise City Telecom (H.K.) Limited (the “Company”) and its subsidiaries (collectively referred to as the “Group”).

The measurement basis used in the preparation of the financial statements is the historical cost basis except that certain financial assets are stated at their fair values or amortised costs as explained in the accounting policies set out below (see notes 1(j), 1(l) and 1(r)).

The preparation of financial statements in conformity with IFRSs and HKFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of IFRSs and HKFRSs that have significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are discussed in note 32.

(c) Subsidiaries and controlled entities

Subsidiaries are entities controlled by the Group. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable are taken into account.

(d) Group accounting

(i) Consolidation

An investment in a subsidiary is consolidated into the consolidated financial statements from the date that control commences until the date that control ceases.

Intra-group balances and transactions and any unrealised profits arising from intra-group transactions are eliminated in full in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains but only to the extent that there is no evidence of impairment.

In the Company’s balance sheet, an investment in a subsidiary is stated at cost less impairment losses (see note 1(i)), unless the investment is classified as held for sale or included in a disposal group that is classified as held for sale.

66

City Telecom (H.K.) Limited Annual Report 2010

Notes to the Financial Statements

(Expressed in Hong Kong dollars)

1 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(d) Group accounting (continued)

(ii) Translation of foreign currencies

Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates ruling at the balance sheet date. Exchange differences arising in these cases are dealt with in profit or loss.

For consolidation purposes, the balance sheets of subsidiaries denominated in foreign currencies are translated at the rates of exchange ruling at the balance sheet date whilst the income statement is translated at an average rate for the year. Exchange differences are dealt with as a movement in reserves.

(e) Goodwill

Goodwill represents the excess of the cost of a business combination or an investment in an associate or a jointly controlled entity over the Group’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities.

Goodwill is stated at cost less accumulated impairment losses. Goodwill is allocated to cash-generating units and is tested annually for impairment (see note 1(i)). In respect of associates or jointly controlled entities, the carrying amount of goodwill is included in the carrying amount of the interest in the associate or jointly controlled entity.

Any excess of the Group’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities over the cost of a business combination or an investment in an associate or a jointly controlled entity is recognised immediately in profit or loss.

On disposal of a cash generating unit, an associate or a jointly controlled entity during the year, any attributable amount of goodwill is included in the calculation of the profit or loss on disposal.

(f) Investment property

Investment properties are land and/or buildings which are owned and held to earn rental income and/or for capital appreciation.

Investment properties are stated in the balance sheet at cost less accumulated depreciation (see note 1(g)) and impairment losses (see note 1(i)) if any. Any gain or loss arising from the retirement or disposal of an investment property is recognised in the income statement. Rental income from investment property is accounted for in accordance with the accounting policy as set out in note 1(s)(v).

(g) Fixed assets

Fixed assets are stated at cost less accumulated depreciation and accumulated impairment losses.

Depreciation is calculated to write off the cost of items of property, plant and equipment, less their estimated residual value, if any, using the straight-line method over their estimated useful lives as follows:

— Buildings situated on leasehold land are depreciated over the shorter of the unexpired term of lease and their estimated useful lives of 50 years

— Furniture, fixtures and fittings

4 years

— Telecommunications, computer and office equipment

4 years—20 years

— Motor vehicles

4 years

— Leasehold improvements are depreciated over the shorter of the unexpired term of the leases and their estimated useful lives.

City Telecom (H.K.) Limited Annual Report 2010

67

Notes to the Financial Statements

(Expressed in Hong Kong dollars)

1 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(g) Fixed assets (continued)

Where the parts of an item of property, plant and equipment have different useful lives, the cost of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value, if any, are reviewed annually.

Major costs incurred in restoring fixed assets to their normal working condition are charged to profit or loss. Major improvements are capitalised and depreciated over their expected useful lives to the Group.

The gain or loss on disposal of a fixed asset is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in profit or loss on the date of disposal.

(h) Assets held under leases

An arrangement, comprising a transaction or a series of transactions, is or contains a lease if the Group determines that the arrangement conveys a right to use a specific asset or assets for an agreed period of time in return for a payment or a series of payments. Such a determination is made based on an evaluation of the substance of the arrangement and is regardless of whether the arrangement takes the legal form of a lease.

(i) Classification of assets leased to the Group

Assets that are held by Group under leases which transfer to the Group substantially all the risks and rewards of ownership are classified as being held under finance leases. Leases which do not transfer substantially all the risks and rewards of ownership to the Group are classified as operating leases.

Land held for own use under an operating lease for which its fair value cannot be measured separately from the fair value of a building situated thereon at the inception of the lease, is accounted for as being held under a finance lease, unless the building is also clearly held under an operating lease (see note 1(h) (iii)).

(ii) Finance leases

Where the Group acquired the use of assets under finance leases, the amounts representing the fair value of the leased asset or, if lower, the present value of the minimum lease payments of such assets, are included in fixed assets with the corresponding liabilities, net of finance charges, recorded as obligations under finance leases. Depreciation and impairment losses are accounted for in accordance with the accounting policy as set out in note 1(g) and note 1(i). Finance charges implicit in the lease payments are charged to profit or loss over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

(iii) Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the lessor are accounted for as operating leases. Receipts and payments made under operating leases net of any incentives received by/from the lessor are credited/charged to profit or loss on a straight-line basis over the lease periods.

68

City Telecom (H.K.) Limited Annual Report 2010

Notes to the Financial Statements

(Expressed in Hong Kong dollars)

1 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(i) Impairment of assets

(i) Impairment of investments in debt and equity securities and accounts and other receivables

Investments in debt and equity securities and other current and non-current receivables that are stated at cost or amortised cost or are classified as available-for-sale securities are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. Objective evidence of impairment includes observable data that comes to the attention of the Group about one or more of the following loss events:

- significant financial difficulty of the debtor;

- a breach of contract, such as a default or delinquency in interest or principal payments;

- it becoming probable that a debtor will enter bankruptcy or other financial reorganisation; and

- a significant or prolonged decline in the fair value of an investment in an equity instrument below its cost.

If any such evidence exists, any impairment loss is determined and recognised as follows:

- For trade and other current receivables and other financial assets carried at amortised cost, the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets). This assessment is made collectively where financial assets carried at amortised cost share similar risk characteristics, such as similar past due status, and have not been individually assessed as impaired. Future cash flows for financial assets which are assessed for impairment collectively are based on historical loss experience for assets with credit risk characteristics similar to the collective group.

If in a subsequent period the amount of an impairment loss decreases and the decrease can be linked objectively to an event occurring after the impairment loss was recognised, the impairment loss is reversed through profit or loss. A reversal of an impairment loss shall not result in the asset’s carrying amount exceeding that would have been determined had no impairment loss been recognised in prior years.

- For available-for-sale securities, the cumulative loss that has been recognised directly in equity is removed from equity and is recognised in profit or loss. The amount of the cumulative loss that is recognised in profit or loss is the difference between the acquisition cost (net of any principal repayment and amortisation) and current fair value, less any impairment loss on that asset previously recognised in profit or loss.

Impairment losses recognised in profit or loss in respect of available-for-sale equity securities are not reversed through profit or loss. Any subsequent increase in the fair value of such assets is recognised directly in equity.

City Telecom (H.K.) Limited Annual Report 2010 69

Notes to the Financial Statements

(Expressed in Hong Kong dollars)

1 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(i) Impairment of assets (continued)

(i) Impairment of investments in debt and equity securities and accounts and other receivables (continued)

Impairment losses in respect of available-for-sale debt securities are reversed if the subsequent increase in fair value can be objectively related to an event occurring after the impairment loss was recognised. Reversals of impairment losses in such circumstances are recognised in profit and loss.

Impairment losses are written off against the corresponding assets directly, except for impairment losses recognised in respect of trade debtors, whose recovery is considered doubtful but not remote. In this case, the impairment losses for doubtful debts are recorded using an allowance account. When the Group is satisfied that recovery is remote, the amount considered irrecoverable is written off against trade debtors and any amounts held in the allowance account relating to that debt are reversed. Subsequent recoveries of amounts previously charged to the allowance account are reversed against the allowance account. Other changes in the allowance account and subsequent recoveries of amounts previously written off directly are recognised in profit or loss.

(ii) Impairment of other assets

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or, except in the case of goodwill, an impairment loss previously recognised no longer exists or may have decreased:

- fixed assets;

- investment property;

- investments in subsidiaries; and

- goodwill.

If any such indication exists, the asset’s recoverable amount is estimated. In addition, for goodwill, the recoverable amount is estimated annually whether or not there is any indication of impairment.

- Calculation of recoverable amount

The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

- Recognition of impairment losses

An impairment loss is recognised in profit or loss whenever the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (or group of units) and then, to reduce the carrying amount of the other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

70 City Telecom (H.K.) Limited Annual Report 2010

Notes to the Financial Statements

(Expressed in Hong Kong dollars)

1 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(i) Impairment of assets (continued)

(ii) Impairment of other assets (continued)

- Reversals of impairment losses

In respect of assets other than goodwill, an impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is not reversed.

A reversal of an impairment loss is limited to the asset’s carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to profit or loss in the year in which the reversals are recognised.

(j) Derivative financial instruments

Derivative financial instruments are recognised initially at fair value. At each balance sheet date, the fair value is remeasured. The gain or loss on remeasurement to fair value is recognised immediately in profit or loss, except where the derivatives qualify for cash flow hedge accounting or hedge of a net investment in a foreign operation, in which case recognition of any resultant gain or loss depends on the nature of the item being hedged. For the years presented in the consolidated financial statements, none of the Group’s derivative financial instruments qualify as hedges or hedge accounting.

(k) Deferred expenditure

Deferred expenditure represents customer acquisition costs incurred for successful acquisition or origination of a service subscription agreement with a customer. Such costs are deferred and amortised on a straight-line basis over the period of the underlying service subscription agreements.

(l) Accounts receivables

Trade and other receivables are initially recognised at fair value and thereafter stated at amortised cost less allowance for impairment of doubtful debts (see note 1(i)(i)), except where the receivables are interest-free loans made to related parties without any fixed repayment terms or the effect of discounting would be immaterial. In such cases, the receivables are stated at cost less impairment of doubtful debts (see note 1(i)(i)).

(m) Cash, bank balances and pledged bank deposits

Cash and bank balances consist of cash on hand, cash in bank accounts and interest-bearing savings accounts. Cash that is restricted for use or pledged as security is disclosed separately on the face of the balance sheet, and is not included in the cash and bank balances total in the consolidated statements of cash flows. The pledged bank deposits represent cash maintained at a bank as security for bank facility and bank guarantees issued by the bank to third party suppliers and utility vendors (see note 28).

(n) Financial guarantees issued, provisions and contingent liabilities

(I) Financial guarantees issued

Financial guarantees are contracts that require the issuer (i.e. the guarantor) to make specified payments to reimburse the beneficiary of the guarantee (the “holder”) for a loss the holder incurs because a specified debtor fails to make payment when due in accordance with the terms of a debt instrument.

Where the Group issues a financial guarantee, the fair value of the guarantee (being the transaction price, unless the fair value can otherwise be reliably estimated) is initially recognised as deferred income within trade and other payables. Where consideration is received or receivable for the issuance of the guarantee, the consideration is recognised in accordance with the Group’s policies applicable to that category of asset. Where no such consideration is received or receivable, an immediate expense is recognised in profit or loss on initial recognition of any deferred income.

City Telecom (H.K.) Limited Annual Report 2010 71

Notes to the Financial Statements

(Expressed in Hong Kong dollars)

1 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(n) Financial guarantees issued, provisions and contingent liabilities (continued)

(i) Financial guarantees issued (continued)

The amount of the guarantee initially recognised as deferred income is amortised in profit or loss over the term of the guarantee as income from financial guarantees issued. In addition, provisions are recognised in accordance with note l(n)(ii) if and when (i) it becomes probable that the holder of the guarantee will call upon the Group under the guarantee, and (ii) the amount of that claim on the Group is expected to exceed the amount currently carried in trade and other payables in respect of that guarantee i.e. the amount initially recognised, less accumulated amortisation.

(ii) Other provisions and contingent liabilities

Provisions are recognised for other liabilities of uncertain timing or amount when the Group or the Company has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditure expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(o) Talent benefits

(i) Leave entitlements

Entitlements to annual leave and long service leave are recognised when they accrue to individuals employed by the Group hereinafter (referred to as “Talents”), including directors of the Company. A provision is made for the estimated liability for annual leave and long-service leave as a result of services rendered by Talents up to the balance sheet date.

Entitlements to sick leave and maternity or paternity leave are not recognised until the time of leave.

(ii) Profit sharing and bonus plans

Provisions for profit sharing and bonus plans are recognised when the Group has a present legal or constructive obligation as a result of services rendered by Talents and a reliable estimate of the obligation can be made.

(iii) Retirement benefit costs

The Group contributes to defined contribution retirement schemes which are available to certain Talents. Contributions to the schemes by the Group are calculated as a percentage of Talents’ basic salaries and charged to profit or loss. The Group’s contributions are reduced by contributions forfeited by those Talents who leave the scheme prior to vesting fully in the contributions.

The assets of the scheme are held in an independently administered fund that is separated from the Group’s assets.

72 City Telecom (H.K.) Limited Annual Report 2010

Notes to the Financial Statements

(Expressed in Hong Kong dollars)

1 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(o) Talent benefits (continued)

(iv) Share-based payments

The fair value of share options granted to Talents or directors is recognised as Talent cost with a corresponding increase in capital reserve within equity. The fair value is measured at grant date using the Black-Scholes option pricing model or Monte Carlo model, taking into account the terms and conditions upon which the options were granted. Where the Talents have to meet vesting conditions before becoming unconditionally entitled to the share options, the total estimated fair value of the share options is spread over the vesting period, taking into account the probability that the options will vest.

During the vesting period, the number of share options that is expected to vest is reviewed. Any adjustment to the cumulative fair value recognised in prior years is charged/credited to profit or loss, unless the original Talent expenses qualify for recognition as an asset, with a corresponding adjustment to the capital reserve. On vesting date, the amount recognised as an expense is adjusted to reflect the actual number of share options that vest (with a corresponding adjustment to the capital reserve) except where forfeiture is only due to not achieving vesting conditions that relate to the market price of the Company’s shares. The amount related to share options expense is recorded in the capital reserve until either the option is exercised or the option expires.

(p) Deferred taxation

Deferred taxation is provided, using the balance sheet liability method, on temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets also arise from unused tax losses. Taxation rates enacted or substantively enacted at the balance sheet date are used to measure deferred tax assets and liabilities.

Deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilised.

The following temporary differences, of which deferred taxes are not provided for: initial recognition of goodwill, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination), and temporary differences relating to investments in subsidiaries to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable that the temporary differences will not be reversed in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future.

Deferred tax assets and deferred tax liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on the same taxable entity.

(q) Interest-bearing borrowings

Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, the interest-bearing borrowings are stated at amortised cost with the difference between amortised cost and redemption value recognised in profit or loss over the period of borrowings using the effective interest method.

(r) Trade and other payables

Trade and other payables are initially recognised at fair value. Except for financial guarantee liabilities measured in accordance with note l(n), trade and other payables are subsequently stated at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

City Telecom (H.K.) Limited Annual Report 2010 73

Notes to the Financial Statements

(Expressed in Hong Kong dollars)

1 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(s) Revenue recognition

(i) Revenue for the provision of international telecommunications and fixed telecommunications network services is recognised, when an arrangement exists, service is rendered, the fee is fixed or determinable, and collectibility is probable.

(ii) Tariff-free period granted to subscribers of fixed telecommunications network services are recognised in profit or loss rateably over the term of the service subscription agreement. Unbilled revenue represents revenue recognised in accordance with the requirement in note l(s)(i) that has not been billed to the subscriber.

(iii) Amount received in advance for the provision of fixed telecommunications network services is deferred and included under deferred services income, and subsequently recognised as revenue on a straight-line basis over the related service period.

(iv) Interest income is recognised as it accrues using the effective interest method.

(v) Rental income receivable under operating leases is recognised in profit or loss in equal instalments over the periods covered by the lease term. Lease incentives granted are recognised in profit or loss as an integral part of the aggregate net lease payments receivable.

(t) Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of that asset.

All other borrowing costs are charged to profit or loss in the year in which they are incurred, (u) Segment reporting

Operating segments, and the amounts of each segment item reported in the financial statements, are identified from the financial information provided regularly to the Group’s most senior executive management for the purposes of allocating resources to, and assessing the performance of, the group’s two lines of business.

Geographical information is not presented as the majority of the Group’s revenue is attributed to customers in Hong Kong and the majority of the assets are located in Hong Kong.

(v) Accounting for barter transactions

When goods or services are exchanged for goods or services which are of a similar nature and value, the exchange is not regarded as a revenue generating transaction.

When goods are sold or services are rendered in exchange for dissimilar goods or services, the exchange is regarded as a transaction which generates revenue. The revenue is measured at the fair value of the goods or services received, adjusted by the amount of any cash or cash equivalents transferred. When the fair value of the goods or services received cannot be measured reliably, the revenue is measured at the fair value of the goods or services rendered, adjusted by the amount of any cash or cash equivalents transferred.

74 City Telecom (H.K.) Limited Annual Report 2010

Notes to the Financial Statements

(Expressed in Hong Kong dollars)

1 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(w) Related parties

For the purposes of these financial statements, a party is considered to be related to the Group if:

(i) the party has the ability, directly or indirectly through one or more intermediaries, to control the Group or exercise significant influence over the Group in making financial and operating policy decisions, or has joint control over the Group;

(ii) the Group and the party are subject to common control;

(iii) the party is an associate of the Group or a joint venture in which the Group is a venturer;

(iv) the party is a member of key management personnel of the Group or the Group’s parent, or a close family member of such an individual, or is an entity under the control, joint control or significant influence of such individuals;

(v) the party is a close family member of a party referred to in (i) or is an entity under the control, joint control or significant influence of such individuals; or

(vi) the party is a post-employment benefit plan which is for the benefit of Talents of the Group or of any entity that is a related party of the Group.

Close family members of an individual are those family members who may be expected to influence, or be influenced by, that individual in their dealings with the entity.

2 TURNOVER AND SEGMENT INFORMATION

The Group is principally engaged in the provision of international telecommunications services and fixed telecommunications network services to customers in Hong Kong and Canada. Revenues recognised during the year are as follows:

2010 HK$’000 2009 HK$’000

Turnover

International telecommunications services

Fixed telecommunications network services (note 2(b)) 218,589 1,356,098 247,359 1,230,880

1,574,687 1,478,239

(a) Primary reporting format - business segments

The Group is organised on a worldwide basis into two business segments:

- International telecommunications : provision of international long distance calls services

- Fixed telecommunications network : provision of dial up and broadband Internet access services,

local voice-over-IP services, IP-TV services and corporate data services

City Telecom (H.K.) Limited Annual Report 2010 75

Notes to the Financial Statements
(Expressed in Hong Kong dollars)

2 TURNOVER AND SEGMENT INFORMATION (CONTINUED)

(a) Primary reporting format – business segments (continued)

The Group's inter-segment transactions mainly consist of provision of leased lines services. These transactions were entered into on similar terms as those contracted with third parties.

2010	International tele-communications services HK$'000	Fixed tele-communications network services HK$'000	Elimination HK$'000	Group HK$'000
Turnover				
– External sales	218,589	1,356,098	–	1,574,687
– Inter-segment sales	5,673	16,673	(22,346)	–
	224,262	1,372,771	(22,346)	1,574,687
Segment results	54,173	219,618		273,791
Other income, net				7,989
Finance costs				(22,235)
Profit before taxation				259,545
Income tax expense				(42,679)
Net profit				216,866

2009	International tele-communications services HK$'000	Fixed tele-communications network services HK$'000	Elimination HK$'000	Group HK$'000
Turnover				
– External sales	247,359	1,230,880	–	1,478,239
– Inter-segment sales	5,669	19,784	(25,453)	–
	253,028	1,250,664	(25,453)	1,478,239
Segment results	61,631	203,515		265,146
Other income, net				41,540
Finance costs				(55,127)
Profit before taxation				251,559
Income tax expense				(38,730)
Net profit				212,829

76 City Telecom (H.K.) Limited Annual Report 2010

Notes to the Financial Statements

(Expressed in Hong Kong dollars)

2 TURNOVER AND SEGMENT INFORMATION (CONTINUED) (a) Primary reporting format – business segments (continued)

2010

International Fixed

tele- tele-

communications communications

services network services Group

HK$'000 HK$'000 HK$'000

Segment assets 590,888 1,660,661 2,551,549

Segment liabilities 92,982 289,085 382,067

Unallocated liabilities 180,943

Total liabilities 563,010

Capital expenditure incurred during the year 5,223 339,621 344,844

Depreciation for the year 12,637 186,392 199,029

2009

International Fixed

tele- tele-

communications communications

services network services Group

HK$'000 HK$'000 HK$'000

Segment assets 298,412 1,491,996 1,790,408

Segment liabilities 82,090 299,503 381,593

Unallocated liabilities 180,288

Total liabilities 561,881

Capital expenditure incurred during the year 1,820 284,914 286,734

Depreciation for the year 15,154 191,087 206,241

City Telecom (H.K.) Limited Annual Report 2010 77

Notes to the Financial Statements

(Expressed in Hong Kong dollars)

2 TURNOVER AND SEGMENT INFORMATION (CONTINUED)

(b) Hong Kong Broadband Network Limited (“HKBN”), a wholly-owned subsidiary of the Company, is a Fixed Telecommunications Network Services (“FTNS”) licensee and provides interconnection services to enable delivery of telecommunications service to customers of different operators. Since the FTNS license was granted by the Telecommunication Authority (“TA”) and interconnection services have been provided, HKBN has been billing mobile operators for the interconnection services provided to them and recognising revenue (“mobile interconnection charges”) based on management’s best estimate of the amounts to be collected. In prior years, majority of the mobile operators rejected HKBN’s demand for payment of the mobile interconnection charges. As a result of non-payment by certain mobile operators, in 2004, the Group requested TA to make a determination (the “2004 Determination”) on the level of mobile interconnection charges payable by one of the mobile operators (“mobile operator under dispute”) to HKBN; and the effective date of the determined mobile interconnection charges.

In June 2007, TA issued the 2004 Determination which set out the rates of mobile interconnection charge payable by the mobile operator under dispute for interconnection services provided by HKBN for the period from 1 April 2002 to 31 August 2004 and the mobile operator under dispute paid mobile interconnection charge for the relevant period accordingly.

Subsequent to June 2007, HKBN entered into contractual agreements with several mobile operators which agreed to pay mobile interconnection charges based on the 2004 Determination for the period from 1 April 2002 to 31 August 2004 and with respect to the period after 31 August 2004 at the interim rate stated in the contractual agreements. The interim rate was subject to adjustment based on further determination to be issued by TA.

In February 2008, since certain mobile operators had still not yet settled their mobile interconnection charges for interconnection services provided by HKBN, HKBN requested TA to make a new determination on the rate of mobile interconnection charge and interest thereon with the four mobile operators.

In September 2008, TA accepted HKBN’s request for determination on the rate of mobile interconnection charges for the period from 1 April 2002 to 26 April 2009 payable by the mobile operators that have not reached contractual agreements with HKBN, and the rate for the period from 1 September 2004 to 26 April 2009 payable by those mobile operators that have reached contractual agreements with HKBN, and the interest rate thereon (the “2008 Determination”).

In May 2010, TA issued its decision on the 2008 Determination which set out the rates of mobile interconnection charges payable by the mobile operators under dispute.

Based on the 2008 Determination, the Group reversed approximately HK$19,706,000 revenue related to mobile interconnection charges and recognised approximately HK$10,053,000 interest income during the year ended 31 August 2010.

Included in the accounts receivable balance as at 31 August 2010 were receivable relating to mobile interconnection charges of HK$39,763,000 (31 August 2009: HK$68,802,000) representing the amount of mobile interconnection charges management expects to collect.

78 City Telecom (H.K.) Limited Annual Report 2010

Notes to the Financial Statements
(Expressed in Hong Kong dollars)

3 NETWORK COSTS

Network costs mainly include interconnection charges paid to local and overseas carriers, leased line rentals, program fees, and production costs for the IP-TV service, and do not include depreciation charge which is included in other operating expenses.

The Group estimates the Universal Services Contributions ("USC") payable to PCCW-HKT to fund the costs of network development in remote areas in Hong Kong and includes such estimated costs as part of the network costs. TA periodically reviews the actual costs of such developments and revises the amounts owed to PCCW-HKT or to be refunded by PCCW-HKT to the USC contributing parties.

On 8 April 2009, TA issued a statement (the "2009 TA Statement") on the USC and confirmed the actual contribution level for the period from 1 July 2007 to 30 June 2008. Based on the 2009 TA Statement, no additional payment or refund of USC from PCCW-HKT was required.

On 27 April 2010, TA issued a statement (the "2010 TA Statement") on the USC and confirmed the actual contribution level for the period from 1 July 2008 to 30 April 2009. Based on the 2010 TA Statement, no additional payment or refund of USC from PCCW-HKT was required.

Based on the 2010 TA Statement, TA decided that USC contributing parties are not required to pay provisional USC from 1 May 2009 onwards until a further review of the USC.

4 PROFIT BEFORE TAXATION

Profit before taxation is arrived at after charging/(crediting) the following:

(a) Other operating expenses

	2010 HK$'000	2009 HK$'000
Advertising and marketing expenses	372,727	299,794
Amortisation of deferred expenditure (note 15)	48,621	53,160
Auditors' remuneration	2,910	3,455
Depreciation of owned fixed assets	198,323	205,624
Depreciation of fixed assets held under finance lease	706	617
Operating lease charges in respect of land and buildings	22,669	17,010
Operating lease charges in respect of equipment	39	42
Provision for doubtful debts (note 16(b))	14,742	12,103
(Gain)/loss on disposal of fixed assets	(1,375)	1,016
Talent costs (note 4(d))	301,760	302,279
Others	144,482	142,864
	1,105,604	1,037,964

City Telecom (H.K.) Limited Annual Report 2010 79

Notes to the Financial Statements
(Expressed in Hong Kong dollars)

4 PROFIT BEFORE TAXATION (CONTINUED)

(b) Other income, net

	2010 HK$'000	2009 HK$'000
Interest income	(11,372)	(4,869)
Loss/(gain) on extinguishment of 10-year senior notes (note 23(a))	9,650	(31,371)
Net exchange gain	(324)	(3,038)
Others	(5,943)	(2,262)
	(7,989)	(41,540)

(c) Finance costs

	2010 HK$'000	2009 HK$'000
Interest element of finance leases	42	27
Interest on 10-year senior notes	5,881	52,670
Amortisation of incidental issuance costs	188	1,545
Interest on bank borrowings	1,379	–
Amortisation of upfront costs on bank borrowings	192	–
Change in fair value of derivative financial instrument	11,293	–
Other borrowing costs	3,260	885
	22,235	55,127

(d) Talent costs

	2010 HK$'000	2009 HK$'000
Wages and salaries	277,883	278,905
Provision for annual leave	561	613
Equity settled share-based transaction	5,347	4,768
Retirement benefit costs – defined contribution plans (note 9)	38,820	34,614
Less: Talent costs capitalised as fixed assets	(20,851)	(16,621)
	301,760	302,279

Talent costs include directors' emoluments and research and development cost of HK$11,169,000 (2009: HK$10,824,000) but exclude Talent costs of HK$11,098,000 (2009: HK$13,461,000) recorded in network costs and HK$229,399,000 (2009: HK$214,272,000) recorded in advertising and marketing expenses.

Talent costs include all compensation and benefits paid to and accrued for all individuals employed by the Group, including directors.

80 City Telecom (H.K.) Limited Annual Report 2010

Notes to the Financial Statements
(Expressed in Hong Kong dollars)

4 PROFIT BEFORE TAXATION (CONTINUED)

(e) Other item

	2010 HK$'000	2009 HK$'000
Realised gain on other financial assets	–	(189)

5 INCOME TAX EXPENSE

Hong Kong profits tax has been provided at the rate of 16.5% (2009: 16.5%) on the estimated assessable profits for the year. Taxation on other jurisdictions has been calculated on the estimated assessable profits for the year at the income tax rates prevailing in the other tax jurisdictions in which the Group operates.

The amount of income tax expense in the consolidated income statement represents:

	2010 HK$'000	2009 HK$'000
Current taxation		
Hong Kong		
– Over-provision in prior years	40	–
Non-Hong Kong		
– Provision for the year	(2,585)	(1,622)
Deferred taxation		
Origination and reversal of temporary differences	(40,134)	(37,108)
Income tax expense	(42,679)	(38,730)

The Group's income tax expense differs from the theoretical amount that would arise using the profits before taxation at applicable tax rates as follows:

	2010 HK$'000	2009 HK$'000
Profit before taxation	259,545	251,559
Notional tax on profit before taxation, calculated at the prevailing tax rates applicable to profit in the jurisdictions concerned	(43,781)	(42,240)
Effect of non-taxable income	4,692	1,466
Effect of (loss)/gain on extinguishment of 10-year senior notes not subject to taxation	(1,592)	5,176
Effect of non-deductible expenses	(2,367)	(3,648)
Over-provision in prior years	40	–
Others	329	516
Income tax expense	(42,679)	(38,730)

City Telecom (H.K.) Limited Annual Report 2010 81

Notes to the Financial Statements

(Expressed in Hong Kong Dollars)

6 PROFIT ATTRIBUTABLE TO SHAREHOLDERS

The profit attributable to shareholders is dealt with in the financial statements of the Company to the extent of HK$157,848,000 (2009: HK$27,440,000).

7 DIVIDENDS

(a) Dividends payable to equity shareholders of the Company attributable to the year:

2010 2009

HK$’000 HK’000

Interim dividend declared and paid of HK6.5 cents per ordinary share (2009: HK3 cents per ordinary share)

49,725 19,904

Final dividend proposed after the balance sheet date, of HK13.5 cents per ordinary share (2009: HK16 cents per ordinary share) 103,275 106,269

153,000 126,173

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

(b) Dividends attributable to the previous financial year, approved and paid during the year:

2010 2009

HK$’000 HK$’000

Final dividend in respect of the financial year ended 31 August 2009, approved and paid of HK16 cents per ordinary share (2009: HK2 cents per ordinary share in respect of the financial year ended 31 August 2008)

108,735 13,014

During the year ended 31 August 2009, a scrip dividend option was offered to all shareholders of the Company, excluding shareholders with registered addresses outside Hong Kong, who were entitled to the final dividend in respect of the financial year ended 31 August 2008. 12,212,142 shares were issued during the year ended 31 August 2009 to the shareholders of the Company who had elected to receive all or part of their entitlement to dividends in the form of scrip.

82 City Telecom (H.K.) Limited Annual Report 2010

Notes to the Financial Statements
(Expressed in Hong Kong dollars)

8 EARNINGS PER SHARE

	2010 HK$'000	2009 HK$'000
Profit attributable to shareholders	216,866	212,829

Weighted average number of ordinary shares

	2010 Number of shares '000	2009 Number of shares '000
Issued ordinary shares at the beginning of the year	664,180	650,622
Effect of scrip dividend issued	–	6,256
Effect of share options exercised	14,856	329
Effect of placement	27,569	–
Effect of shares repurchased and cancelled	–	(6)
Weighted average number of ordinary shares at the end of the year (basic)	706,605	657,201
Incremental shares from assumed exercise of share options	30,011	11,183
Weighted average number of ordinary shares at the end of the year (diluted)	736,616	668,384
Basic earnings per share	HK30.7 cents	HK32.4 cents
Diluted earnings per share	HK29.4 cents	HK31.8 cents

9 RETIREMENT BENEFIT COSTS

The Group contributes to an Occupational Retirement Scheme (the "ORSO Scheme"), a defined contribution retirement scheme, which is available to some of its Talents in Hong Kong. Under the ORSO Scheme, the Talents are required to contribute 5% of their monthly salaries, while the Group's contributions are calculated at 10% and 5% of the monthly salaries of senior management Talents and all other Talents respectively. The Talents are entitled to 100% of the employer's contributions after 10 years of completed service, or at a reduced scale after completion of 3 to 9 years' service. Contributions to the ORSO Scheme are reduced by contributions forfeited by those Talents who leave the ORSO Scheme prior to vesting fully in the Group's contributions.

A mandatory provident fund scheme (the "MPF Scheme") has been established under the Hong Kong Mandatory Provident Fund Scheme Ordinance in December 2000. The then existing Talents of the Group in Hong Kong could elect to join the MPF Scheme, while all new Talents joining the Group in Hong Kong from then onwards are required to join the MPF Scheme. Both the Group and the Talents are required to contribute 5% of each individual's relevant income with a maximum amount of HK$1,000 per month as a mandatory contribution. Employer's mandatory contributions are 100% vested in the Talents as soon as they are paid to the MPF Schemes. Senior Talents may also elect to join a Mutual Voluntary Plan (the "Mutual Plan") in which both the Group and the Talents, on top of the MPF Scheme mandatory contributions, make a voluntary contribution to the extent of contributions that would have been made under the ORSO Scheme.

City Telecom (H.K.) Limited Annual Report 2010 83

Notes to the Financial Statements
(Expressed in Hong Kong dollars)

9 RETIREMENT BENEFIT COSTS (CONTINUED)

Pursuant to the relevant regulations in People's Republic of China (the "PRC"), the Group contributes to a defined contribution retirement scheme organised by the local social security bureau for each Talent of the subsidiary in PRC at the rate of 20% of a standard salary base as determined by the local social security bureau. The Group has no other obligation to make payments in respect of retirement benefits of these Talents.

The retirement schemes for Talents of the Group in other countries follow the local statutory requirements of the respective countries.

The aggregate employer's contributions, net of forfeited contributions, which have been dealt with in the consolidated income statement during the year are as follows:

	2010 HK$'000	2009 HK$'000
Gross contributions	38,820	34,614

At 31 August 2010, there was no forfeited contribution available to offset future contributions by the Group to the ORSO Scheme (2009: Nil).

10 DIRECTORS' AND SENIOR MANAGEMENT'S EMOLUMENTS

(a) Directors' remuneration

The remuneration of each director for the year ended 31 August 2010 is set out below:

Name of director	Fee HK$'000	Salary HK$'000	Discretionary bonuses HK$'000	Share-based payment HK$'000	Employer's contribution to defined contribution scheme HK$'000	Total HK$'000
Wong Wai Kay, Ricky	–	6,707	1,800	–	670	9,177
Cheung Chi Kin, Paul	–	6,709	1,800	–	670	9,179
Yeung Chu Kwong, William	–	8,264	2,400	2,526	456	13,646
Lai Ni Quiaque	–	2,642	750	2,455	264	6,111
Cheng Mo Chi, Moses	168	–	–	–	–	168
Lee Hon Ying, John	185	–	–	–	–	185
Chan Kin Man	174	–	–	–	–	174
Peh Jefferson Tun Lu	174	–	–	–	–	174
Total	701	24,322	6,750	4,981	2,060	38,814

84 City Telecom (H.K.) Limited Annual Report 2010

Notes to the Financial Statements
(Expressed in Hong Kong dollars)

10 DIRECTORS' AND SENIOR MANAGEMENT'S EMOLUMENTS (CONTINUED)

(a) Directors' remuneration (continued)

The remuneration of each director for the year ended 31 August 2009 is set out below:

Name of director	Fee HK$'000	Salary HK$'000	Discretionary bonuses HK$'000	Share-based payment HK$'000	Employer's contribution to defined contribution scheme HK$'000	Total HK$'000
Wong Wai Kay, Ricky	–	6,712	1,500	193	670	9,075
Cheung Chi Kin, Paul	–	6,714	1,500	193	670	9,077
Yeung Chu Kwong, William	–	7,049	1,000	1,764	456	10,269
Lai Ni Quiaque	–	2,403	550	1,141	240	4,334
Cheng Mo Chi, Moses	160	–	–	–	–	160
Lee Hon Ying, John	176	–	–	–	–	176
Chan Kin Man	165	–	–	–	–	165
Peh Jefferson Tun Lu	165	–	–	–	–	165
Total	666	22,878	4,550	3,291	2,036	33,421

No director waived any emoluments in respect of the years ended 31 August 2009 and 2010.

The share-based payment represents the expenses determined based on the fair value of share options granted to certain directors under the Company's share option scheme. Fair value of share options is estimated in accordance with the Group's significant accounting policies in note 1. The details of the share-based payment are disclosed in note 11.

(b) Five highest paid individuals

The five individuals whose emoluments were the highest in the Group for the year include four (2009: four) directors whose emoluments are reflected in the analysis presented above. The emoluments payable to the remaining one (2009: one) individual during the year are as follows:

	2010 HK$'000	2009 HK$'000
Basic salaries, other allowances and benefits in kind	2,492	2,515
Discretionary bonuses	300	150
Share-based payments	–	332
Retirement benefit costs – defined contribution plans	181	106
	2,973	3,103

The emoluments fell within the following band:

	Number of individual 2010	2009
HK$2,500,001 – HK$3,000,000	1	–
HK$3,000,001 – HK$3,500,000	–	1

City Telecom (H.K.) Limited Annual Report 2010 85

Notes to the Financial Statements

(Expressed in Hong Kong Dollars)

11 EQUITY SETTLED SHARE-BASED TRANSACTIONS

The Company operates a share option scheme (the “2002 Share Option Scheme”) which was adopted by shareholders of the Company on 23 December 2002 whereby the directors may, at their discretion, invite eligible participants to receive options to subscribe for shares subject to the terms and conditions stipulated therein.

Under the 2002 Share Option Scheme, the Company may grant options to Talents (including executive, nonexecutive and independent non-executive directors), suppliers and professional advisers to subscribe for shares of the Company. The maximum number of options authorised under the 2002 Share Option Scheme may not, when aggregated with any shares subject to any other executive and Talent share option scheme, exceed 10% of the Company’s issued share capital on the date of adoption. The exercise price of the option is determined by the Company’s board of directors at a price not less than the highest of (a) the par value of a share; (b) the average closing price of the Company’s shares for five trading days preceding the grant date; and (c) the closing price of the Company’s shares on the date of grant. The 2002 Share Option Scheme is valid and effective for a ten year period up to 22 December 2012 subject to earlier termination by the Company by resolution in general meeting or by the board of directors. The period during which the option may be exercised will be determined by the board of directors at its discretion, save that no option may be exercised after more than ten years from the date of grant.

(a) The terms and conditions of the options

Options that existed during the year ended 31 August 2010 are as follows, whereby all options are settled by physical delivery of shares:

Number of options

Vesting conditions

Exercisable period

2002 Share Option Scheme

Options granted to directors:

- 5 January 2005 16,183,208 Condition 1 On or prior to 20 October 2014

- 22 May 2006 15,178,466 Condition 1 On or prior to 21 May 2016

- 6 February 2008 6,044,791 Condition 3 On or prior to 23 December 2012

- 11 February 2008 6,044,791 Condition 2 On or prior to 23 December 2012

- 5 February 2010 6,000,000 Condition 4 On or prior to 4 February 2020

Options granted to Talents:

- 21 October 2004 6,909,527 Condition 1 On or prior to 20 October 2014

- 22 May 2006 6,414,433 Condition 1 On or prior to 21 May 2016

- 3 August 2006 40,540 Condition 1 On or prior to 2 August 2016

- 22 November 2006 136,545 Condition 1 On or prior to 14 November 2016

- 15 February 2008 1,007,465 Condition 5 On or prior to 23 December 2012

- 2 May 2008 1,007,465 Condition 5 On or prior to 23 December 2012

Total share options 64,967,231

86 City Telecom (H.K.) Limited Annual Report 2010

Notes to the Financial Statements

(Expressed in Hong Kong dollars)

11 EQUITY SETTLED SHARE-BASED TRANSACTIONS (CONTINUED)

(a) The terms and conditions of the options (continued)

Options that existed during the year ended 31 August 2009 are as follows, whereby all options are settled by physical delivery of shares:

Number Vesting Exercisable

of options conditions period

2002 Share Option Scheme

Options granted to directors:

– 5 January 2005 16,183,208 Condition 1 On or prior to 20 October 2014

– 22 May 2006 15,178,466 Condition 1 On or prior to 21 May 2016

– 6 February 2008 6,044,791 Condition 3 On or prior to 23 December 2012

– 11 February 2008 6,044,791 Condition 2 On or prior to 23 December 2012

Options granted to Talents:

– 21 October 2004 7,606,712 Condition 1 On or prior to 20 October 2014

– 22 May 2006 7,314,455 Condition 1 On or prior to 21 May 2016

– 3 August 2006 40,540 Condition 1 On or prior to 2 August 2016

– 22 November 2006 136,545 Condition 1 On or prior to 14 November 2016

– 15 February 2008 1,007,465 Condition 5 On or prior to 23 December 2012

– 11 March 2008 302,240 Condition 1 On or prior to 23 December 2012

– 2 May 2008 1,007,465 Condition 5 On or prior to 23 December 2012

Total share options 60,866,678

The vesting conditions of the respective share option grant are as follows:

Condition 1

Options granted are vested in one year or evenly vested over a period of two to three years. Options are awarded without performance conditions and are exercisable provided the participants have remained employed by the end of respective vesting periods.

Condition 2

Vesting of the options is conditional upon the performance of the Company’s shares over the period from the close of trading in Hong Kong on 22 November 2007 to 21 November 2010.

Upon fulfilment of the market conditions, certain options granted vest immediately, while other options affected by the same market conditions vest evenly over a period of three years.

During the year ended 31 August 2010, one of the clauses in the option agreement has been modified. As a result of this modification, vesting of certain options is now conditional upon the Company reaching a non-market performance condition. Upon fulfilment of this non-market performance condition, a portion of the options affected by this condition vest immediately, while other options affected by this condition vest evenly over a period of three years.

The Group has accounted for the modification in accordance with IFRS/HKFRS 2 “Share-based payment” by measuring the incremental fair value which is the difference between the fair value of the modified share options and that of the original share options, both estimated as at the date of the modification, and recognising the incremental fair value over the period from the modification date until the date when the modified share options vest. The balance of the original grant-date fair value as at the date of modification continues to be recognised over the remaining original vesting period. For the year ended 31 August 2010, the amount of incremental fair value recognised in respect of the modification was HK$1,977,000.

City Telecom (H.K.) Limited Annual Report 2010 87

Notes to the Financial Statements

(Expressed in Hong Kong dollars)

11 EQUITY SETTLED SHARE-BASED TRANSACTIONS (CONTINUED)

(a) The terms and conditions of the options (continued)

Condition 3

Vesting of the options is conditional upon the performance of the participants. Options granted are vested over a period of three to four years from the date of fulfilment of certain key performance indicators.

During the year 31 August 2010, one of the performance conditions has been modified. Such modification does not result in any incremental fair value, and therefore, there is no financial impact in the financial statements.

Condition 4

Vesting of the options is conditional upon the performance of the participants. Options granted are vested immediately from the date of fulfilment of the certain key performance indicators.

Condition 5

Vesting of the options is conditional upon the performance of the participants. Options granted are vested over a period of three to four years from the date of fulfilment of certain key performance indicators.

(b) The number and weighted average exercise prices of share options are as follows:

2010 2009

Weighted Weighted

average average

exercise Number of exercise Number of

price options price options

2002 Share Option Scheme

Outstanding at the beginning of the year 1.27 58,967,231 1.27 60,581,214

Adjustment to number of options for 2008

Final Dividend (note) – – 1.27 285,464

Granted during the year 4.24 6,000,000 – –

Exercised during the year 0.82 (20,317,374) 0.99 (1,416,005)

Lapsed during the year – – 1.65 (483,442)

Outstanding at the end of the year 1.87 44,649,857 1.27 58,967,231

Exercisable at the end of the year 1.35 25,603,183 1.12 45,849,756

The weighted average share price at the date of exercise for the share options exercised during the year was HK$3.85 (2009: HK$1.82).

The options outstanding at 31 August 2010 had a weighted average exercise price of HK$1.87 (2009: HK$1.27) and a weighted average remaining contractual life of 4 years (2009: 5 years).

Note: As a result of allotment of 12,212,142 new shares to shareholders who elected to receive the 2008 Final Dividend in shares on 25 February 2009, the exercise price of and the number of share subject to the 60,299,426 share options outstanding on 19 December 2008 (being the Record Date for determining the entitlement of 2008 Final Dividend) were adjusted pursuant to the 2002 Share Option Scheme with effect from 25 February 2009. The closing price per ordinary share immediately before the date of the grant of the options was HK$0.88.

88 City Telecom (H.K.) Limited Annual Report 2010

Notes to the Financial Statements

(Expressed in Hong Kong dollars)

11 EQUITY SETTLED SHARE-BASED TRANSACTIONS (CONTINUED)

(c) Fair value of share options and assumptions

In determining the value of the share options granted during the year ended 31 August 2010, the Black-Scholes option pricing model (the “Black-Scholes Model”) has been used. The Black-Scholes Model is one of the most generally accepted methodologies used to calculate the value of options. The variables of the Black-Scholes Model includes expected life of the options, risk-free interest rate, expected volatility and expected dividend yield of the shares of the Company.

In determining the value of the share options granted during the year, the following variables have been applied to the Black-Scholes Model:

Measurement date 5 February 2010

Variables

– Expected life 8 years

– Risk-free rate 2.33%

– Expected volatility 61.49%

– Expected dividend yield 2.99%

The above variables were determined as follows:

(i) The expected life is estimated to be 8 years from the date of grant (the “Measurement Date”)

(ii) The risk-free rate represents the yield of the Hong Kong Exchange Fund Notes corresponding to the expected life of the options as at the Measurement Date.

(iii) The expected volatility represents the annualized standard deviation of the return on the daily share price of the Company over the period commensurate to the expected life of the options (taking into account the remaining contractual life of the option and the effect of the expected early exercise of the option).

(iv) The expected dividend yield is based on the historical dividend yield over the last eight years.

The fair value of the options granted during the year is estimated as below:

Date of grant 5 February 2010

Fair value per share option HK$1.94

The Group recognises the fair value of share options as an expense in the income statement over the vesting period, or as an asset, if the cost qualifies for recognition as an asset. The fair value of the share options is measured at the date of grant.

The Black-Scholes Model applied for the determination of the estimated value of the options granted under 2002 Share Option Scheme require input of highly subjective assumptions, including the expected stock volatility. As the Company’s share options have characteristics significantly different from those of traded options, changes in subjective inputs may materially affect the estimated fair value of the options granted.

City Telecom (H.K.) Limited Annual Report 2010 89

Notes to the Financial Statements

(Expressed in Hong Kong dollars)

12 GOODWILL – GROUP

The Group

HK$‘000

Cost and carrying amount:

At 31 August 2010/2009 1,066

Impairment tests for cash-generating units containing goodwill

Goodwill is allocated to the Group’s cash-generating units (CGU) identified according to business segment as follows:

2010 HK$‘000 2009 HK$‘000

Fixed telecommunication network service segment 1,066 1,066

The recoverable amount of the CGU is determined based on value-in-use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a five-year period. Cash flows for the five-year period are estimated based on average growth rates of 15% and a pre-tax discount rate of 16%. Cash flows beyond the five-year period are assumed to remain constant. The estimated growth rates used are comparable to the growth rate for the industry.

The key assumption used in the value-in-use calculation is the annual growth rate of the turnover of the fixed telecommunications network services, which are determined based on the past performance and management’s expectation for market development. The discount rate used is pre-tax and reflects specific risks relating to the fixed telecommunication services segment.

Any adverse change in the key assumptions could reduce the recoverable amount below carrying amount.

90 City Telecom (H.K.) Limited Annual Report 2010

Notes to the Financial Statements
(Expressed in Hong Kong dollars)

13 FIXED ASSETS

Group

	Investment property HK$'000	Leasehold land and buildings HK$'000	Leasehold improvements HK$'000	Furniture, fixtures and fittings HK$'000	Telecommunications, computer and office equipment HK$'000	Motor vehicles HK$'000	Total HK$'000
Cost:							
At 1 September 2009	5,197	90,911	100,447	19,885	2,850,444	12,773	3,079,657
Additions	–	–	12,885	1,343	330,441	175	344,844
Disposals	–	–	(212)	(109)	(51,906)	–	(52,227)
Exchange adjustments	–	–	166	72	1,230	–	1,468
At 31 August 2010	5,197	90,911	113,286	21,191	3,130,209	12,948	3,373,742
Accumulated depreciation:							
At 1 September 2009	2,309	12,466	69,102	17,017	1,668,160	8,223	1,777,277
Charge for the year	104	1,818	11,270	1,166	183,052	1,619	199,029
Disposals	–	–	(212)	(109)	(35,344)	–	(35,665)
Exchange adjustments	–	–	156	58	1,074	–	1,288
At 31 August 2010	2,413	14,284	80,316	18,132	1,816,942	9,842	1,941,929
Net book value:							
At 31 August 2010	2,784	76,627	32,970	3,059	1,313,267	3,106	1,431,813
Cost:							
At 1 September 2008	5,197	84,244	84,577	19,575	2,644,281	12,624	2,850,498
Additions	–	6,667	16,663	416	262,796	192	286,734
Disposals	–	–	(630)	(30)	(55,118)	(43)	(55,821)
Exchange adjustments	–	–	(163)	(76)	(1,515)	–	(1,754)
At 31 August 2009	5,197	90,911	100,447	19,885	2,850,444	12,773	3,079,657
Accumulated depreciation:							
At 1 September 2008	2,205	10,727	61,269	15,596	1,522,739	6,563	1,619,099
Charge for the year	104	1,739	8,286	1,508	192,925	1,679	206,241
Disposals	–	–	(294)	(29)	(46,214)	(19)	(46,556)
Exchange adjustments	–	–	(159)	(58)	(1,290)	–	(1,507)
At 31 August 2009	2,309	12,466	69,102	17,017	1,668,160	8,223	1,777,277
Net book value:							
At 31 August 2009	2,888	78,445	31,345	2,868	1,182,284	4,550	1,302,380

City Telecom (H.K.) Limited Annual Report 2010 91

Notes to the Financial Statements
(Expressed in Hong Kong dollars)

13 FIXED ASSETS (CONTINUED)

Company

	Investment property HK$'000	Leasehold improvements HK$'000	Furniture, fixtures and fittings HK$'000	Telecom-munications, computer and office equipment HK$'000	Motor vehicles HK$'000	Total HK$'000
Cost:						
At 1 September 2009	5,197	8,332	9,451	308,176	4,901	336,057
Additions	–	1,387	12	1,338	–	2,737
Disposals	–	–	–	(261)	–	(261)
At 31 August 2010	5,197	9,719	9,463	309,253	4,901	338,533
Accumulated depreciation:						
At 1 September 2009	2,309	7,663	7,735	239,756	3,906	261,369
Charge for the year	104	710	573	9,966	309	11,662
Disposals	–	–	–	(261)	–	(261)
At 31 August 2010	2,413	8,373	8,308	249,461	4,215	272,770
Net book value:						
At 31 August 2010	2,784	1,346	1,155	59,792	686	65,763
Cost:						
At 1 September 2008	5,197	8,332	9,223	312,387	4,901	340,040
Additions	–	–	228	1,052	–	1,280
Disposals	–	–	–	(5,263)	–	(5,263)
At 31 August 2009	5,197	8,332	9,451	308,176	4,901	336,057
Accumulated depreciation:						
At 1 September 2008	2,205	6,925	7,148	232,682	3,597	252,557
Charge for the year	104	738	587	12,333	309	14,071
Disposals	–	–	–	(5,259)	–	(5,259)
At 31 August 2009	2,309	7,663	7,735	239,756	3,906	261,369
Net book value:						
At 31 August 2009	2,888	669	1,716	68,420	995	74,688

92 City Telecom (H.K.) Limited Annual Report 2010

Notes to the Financial Statements
(Expressed in Hong Kong dollars)

13 FIXED ASSETS (CONTINUED)

(a) The Group's and the Company's total future aggregate lease income receivable under non-cancellable operating lease are as follows:

	The Group		The Company	
	2010	2009	**2010**	2009
	HK$'000	HK$'000	**HK$'000**	HK$'000
Leases in respect of investment property which are receivable:				
Within 1 year	**108**	258	**108**	258
After 1 year but within 5 years	**–**	–	**–**	–
	108	258	**108**	258
Leases in respect of telecommunications facilities and computer equipment which are receivable:				
Within 1 year	**2,335**	1,566	**–**	–
After 1 year but within 5 years	**607**	1,071	**–**	–
	2,942	2,637	**–**	–
	3,050	2,895	**108**	258

(b) At 31 August 2010, the fair value of the investment property is HK$5,300,000. Management estimated the fair value of the investment property based on its open market value.

(c) The net book value of interests in leasehold land and buildings and investment property situated in Hong Kong are analysed as follows:

	The Group		The Company	
	2010	2009	**2010**	2009
	HK$'000	HK$'000	**HK$'000**	HK$'000
Leases of between 10 to 50 years	**79,411**	81,333	**2,784**	2,888
Representing:				
Leasehold land and building carried at cost	**76,627**	78,445	**–**	–
Investment property carried at cost less impairment loss	**2,784**	2,888	**2,784**	2,888
	79,411	81,333	**2,784**	2,888

City Telecom (H.K.) Limited Annual Report 2010 93

Notes to the Financial Statements
(Expressed in Hong Kong dollars)

13 FIXED ASSETS (CONTINUED)

(d) In addition to the leasehold land and buildings classified as being held under a finance lease, the Group leases telecommunications, computer and office equipment under finance leases expiring from one to five years. At the end of the lease term the Group has the option to purchase the equipment at a price deemed to be a bargain purchase option. None of the leases included contingent rental.

At 31 August 2010, the net book value of telecommunications, computer and office equipment under finance lease held by the Group amounted to HK$674,000 (2009: HK$1,289,000).

14 INVESTMENTS IN SUBSIDIARIES

	The Company	
	2010 HK$'000	2009 HK$'000
Unlisted investments, at cost (note (a))	51,791	51,791
Amounts due from subsidiaries (note (b))	994,228	916,105
	1,046,019	967,896
Less: Impairment loss	(10,184)	(10,184)
	1,035,835	957,712

Notes:

(a) The following is a list of the principal subsidiaries which principally affected the results, assets or liabilities of the Group at 31 August 2010:

Name	Place of incorporation	Principal activities and place of operations	Particulars of issued share capital	Percentage of interest held
Attitude Holdings Limited	British Virgin Islands	Inactive	Ordinary US$1	100
Automedia Holdings Limited	British Virgin Islands	Investment holding in Hong Kong	Ordinary US$1	*100
City Telecom (B.C.) Inc.#	Canada	Provision of international telecommunications and dial-up internet access services in Canada	Common Canadian dollar ("CAD") 501,000	100
City Telecom (Canada) Inc.#	Canada	Leasing and maintenance of switching equipment and provision of operational services in Canada	Common CAD100	100

94 City Telecom (H.K.) Limited Annual Report 2010

Notes to the Financial Statements
(Expressed in Hong Kong dollars)

14 INVESTMENTS IN SUBSIDIARIES (CONTINUED)

Notes: (continued)

(a) (continued)

Name	Place of incorporation	Principal activities and place of operations	Particulars of issued share capital	Percentage of interest held
City Telecom Inc.#	Canada	Provision of international telecommunications and dial-up internet access services in Canada	Common CAD1,000	100
City Telecom International Limited	British Virgin Islands	Investment holding in Hong Kong	Ordinary US$5,294	*100
Credibility Holdings Limited	British Virgin Islands	Investment holding in Hong Kong	Ordinary US$1	*100
CTI Guangzhou Customer Services Co. Ltd. (translated from the registered name in Chinese)#	PRC	Provision of administrative support services in the PRC	Paid in capital of HK$8,000,000	*100
CTI Marketing Company Limited	Hong Kong	Inactive	Ordinary HK$10,000	100
Golden Trinity Holdings Limited	British Virgin Islands	Investment holding in Hong Kong	Ordinary US$1	*100
Hong Kong Broadband Network Limited	Hong Kong	Provision of international telecommunications and fixed telecommunications network services in Hong Kong	Ordinary HK$383,049	100
IDD1600 Company Limited	Hong Kong	Provision of international telecommunications services in Hong Kong	Ordinary HK$2	100
SGBN Singapore Broadband Network Pte. Limited	Singapore	Inactive	Ordinary Singapore dollar ("SG$")1	*100

* Shares held directly by the Company.

\# Subsidiaries not audited by KPMG.

(b) Except for a loan to a subsidiary of HK$625,860,000 (2009: HK$753,860,000) which bears fixed interest of 9% per annum, all the amounts due from subsidiaries are unsecured, interest-free and have no fixed terms of repayment.

City Telecom (H.K.) Limited Annual Report 2010 95

Notes to the Financial Statements
(Expressed in Hong Kong dollars)

15 DEFERRED EXPENDITURE

	The Group	
	2010	2009
	HK$'000	HK$'000
Balance as at the beginning of the year	**49,460**	56,095
Additions during the year	**34,773**	46,525
Less: amortisation charge for the year (note 4(a))	**(48,621)**	(53,160)
	35,612	49,460
Current portion	**(28,986)**	(36,674)
Balance as at the end of the year	**6,626**	12,786

Deferred expenditure represents costs incurred to acquire subscribers of the services offered by the Group, which are treated as customer acquisition costs and are amortised over the period of the underlying service subscription agreements.

16 ACCOUNTS RECEIVABLE, OTHER RECEIVABLES, DEPOSITS AND PREPAYMENTS

	The Group		The Company	
	2010	2009	**2010**	2009
	HK$'000	HK$'000	**HK$'000**	HK$'000
Accounts receivable	**105,552**	123,352	**8,527**	10,063
Less: Allowance for doubtful debts	**(5,823)**	(3,160)	**(559)**	(843)
	99,729	120,192	**7,968**	9,220
Other receivables, deposits and prepayments	**89,490**	69,765	**5,317**	3,393
	189,219	189,957	**13,285**	12,613

96 City Telecom (H.K.) Limited Annual Report 2010

Notes to the Financial Statements
(Expressed in Hong Kong dollars)

16 ACCOUNTS RECEIVABLE, OTHER RECEIVABLES, DEPOSITS AND PREPAYMENTS (CONTINUED)

(a) Aging analysis

The aging analysis of accounts receivable is as follows:

	The Group		The Company	
	2010	2009	2010	2009
	HK$'000	HK$'000	HK$'000	HK$'000
Current – 30 days	41,244	32,427	2,290	3,065
31 – 60 days	9,024	13,663	3,214	3,885
61 – 90 days	5,245	3,953	710	773
Over 90 days	50,039	73,309	2,313	2,340
	105,552	123,352	8,527	10,063

The majority of the Group's accounts receivable are due within 30 days from the date of billings. Subscribers with receivable that are more than 3 months overdue are requested to settle all outstanding balance before further credit is granted.

(b) Impairment of accounts receivable

Impairment losses in respect of accounts receivable are recorded using an allowance account unless the Group is satisfied that recovery of the amount is remote, in which case the impairment loss is written off against accounts receivable directly (see note 1(i)(i)).

The movement in the allowance for doubtful debts during the year including both specific and collective loss components is as follows:

	The Group		The Company	
	2010	2009	2010	2009
	HK$'000	HK$'000	HK$'000	HK$'000
Balance as at the beginning of the year	3,160	11,944	843	978
Impairment loss recognised	14,742	12,103	618	935
Uncollectible amounts written off	(12,079)	(20,887)	(902)	(1,070)
Balance as at the end of the year	5,823	3,160	559	843

City Telecom (H.K.) Limited Annual Report 2010 97

Notes to the Financial Statements
(Expressed in Hong Kong dollars)

16 ACCOUNTS RECEIVABLE, OTHER RECEIVABLES, DEPOSITS AND PREPAYMENTS (CONTINUED)

(c) Accounts receivable that are not impaired

The aging analysis of accounts receivable that are neither individually nor collectively considered to be impaired are as follows:

	The Group		The Company	
	2010	2009	**2010**	2009
	HK$'000	HK$'000	**HK$'000**	HK$'000
Neither past due nor impaired	**41,244**	32,427	**2,290**	3,065
0 – 30 past due	**9,024**	13,663	**3,214**	3,885
31 – 60 past due	**5,245**	3,953	**710**	773
Over 60 past due	**44,216**	70,149	**1,754**	1,497
	99,729	120,192	**7,968**	9,220

Receivables that were neither past due nor impaired relate to a wide range of customers for whom there was no recent history of default.

The amounts over 60 days past due for the Group included receivable relating to mobile interconnection charges of HK$39,763,000 as at 31 August 2010 (2009: HK$68,802,000) (see note 2(b)).

Other accounts receivable that were past due but not impaired relate to a number of independent customers that have a good track record of payment. Based on past experience, management believes that no impairment allowance is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered fully recoverable. The Group does not hold collateral over these balances.

(d) Other receivables, deposits and prepayments

Other receivables, deposits and prepayments consist of deposits for purchase of fixed assets, rental deposit, interest receivable, unbilled revenue, prepayment and other receivables. All of the other receivables, except rental deposits are expected to be recovered within one year.

17 CASH AT BANK AND IN HAND

	The Group		The Company	
	2010	2009	**2010**	2009
	HK$'000	HK$'000	**HK$'000**	HK$'000
Time deposits with banks and other financial institutions	**262,280**	77,500	**262,280**	77,500
Cash at bank and in hand	**326,385**	148,916	**169,001**	42,815
Cash at bank and in hand in the balance sheet	**588,665**	226,416	**431,281**	120,315

98 City Telecom (H.K.) Limited Annual Report 2010

Notes to the Financial Statements
(Expressed in Hong Kong dollars)

18 ACCOUNTS PAYABLE, OTHER PAYABLES AND ACCRUED CHARGES

	The Group		The Company	
	2010	2009	2010	2009
	HK$'000	HK$'000	HK$'000	HK$'000
Accounts payable	35,128	37,555	17,877	20,484
Other payables and accrued charges	195,931	206,487	24,605	23,530
	231,059	244,042	42,482	44,014

(a) The aging analysis of the accounts payable was as follows:

	The Group		The Company	
	2010	2009	2010	2009
	HK$'000	HK$'000	HK$'000	HK$'000
Current – 30 days	6,838	12,621	4,212	3,096
31 – 60 days	1,982	1,778	1,027	756
61 – 90 days	1,647	189	865	47
Over 90 days	24,661	22,967	11,773	16,585
	35,128	37,555	17,877	20,484

(b) Other payables and accrued charges

Other payables primarily consist of accrual for Talent salaries and bonus, carrier fees and charges, payable for purchase of fixed assets, advertising and promotional expenses as well as interest payable.

19 DEFERRED SERVICES REVENUE

Deferred services revenue primarily includes service fees received from customers in advance for the Company's fixed telecommunications network services. Service fees received in advance is deferred and recognized as revenue on a straight-line basis over the related contract period.

City Telecom (H.K.) Limited Annual Report 2010 99

Notes to the Financial Statements
(Expressed in Hong Kong dollars)

20 CAPITAL AND RESERVES

Movements in components of equity

The reconciliation between the opening and closing balances of each component of the group's consolidated equity is set out in the consolidated statement of changes in equity. Details of the changes in the company's individual components of equity between the beginning and the end of the year are set out below:

The Company

	Share capital HK$'000	Share premium HK$'000	Capital reserve HK$'000	Capital redemption reserve HK$'000	Retained profits HK$'000	Total HK$'000
At 1 September 2009	66,418	681,208	23,232	7	153,788	924,653
Profit attributable to shareholders	–	–	–	–	157,848	157,848
Dividend paid in respect of previous year	–	–	–	–	(108,735)	(108,735)
Dividend paid in respect of current year	–	–	–	–	(49,725)	(49,725)
Shares issued upon exercise of share option	2,032	22,227	(7,515)	–	–	16,744
Equity settled share-based transactions	–	–	5,347	–	–	5,347
Shares issued upon placement	8,050	371,562	–	–	–	379,612
At 31 August 2010	**76,500**	**1,074,997**	**21,064**	**7**	**153,176**	**1,325,744**
At 1 September 2008	65,062	670,717	19,013	–	159,400	914,192
Profit attributable to shareholders	–	–	–	–	27,440	27,440
Dividend paid in respect of previous year	–	–	–	–	(3,108)	(3,108)
Shares issued in respect of scrip dividend of previous year	1,221	8,685	–	–	(9,906)	–
Dividend paid in respect of current year	–	–	–	–	(19,904)	(19,904)
Shares issued upon exercise of share option	142	1,806	(549)	–	–	1,399
Equity settled share-based transactions	–	–	4,768	–	–	4,768
Repurchase and cancellation of ordinary shares	(7)	–	–	7	(134)	(134)
At 31 August 2009	66,418	681,208	23,232	7	153,788	924,653

100 City Telecom (H.K.) Limited Annual Report 2010

Notes to the Financial Statements

(Expressed in Hong Kong dollars)

20 CAPITAL AND RESERVES (CONTINUED)

Nature and purpose of reserves

(i) Share premium

The application of the share premium account is governed by Sections 48B of the Hong Kong Companies Ordinance.

(ii) Capital reserve

The capital reserve comprises the fair value of the actual or estimated number of unexercised share options granted to Talents of the Group that was recognized in accordance with the accounting policy adopted for share based payment in note 1(o).

(iii) PRC statutory reserve

In accordance with Accounting Regulations for Business Enterprises, foreign investment enterprises in the PRC are required to transfer at least 10% of their profit after taxation, as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) to the general reserve until the balance of the general reserve is equal to 50% of their registered capital.

For the year ended 31 August 2010, CTI Guangzhou Customer Services Co. Ltd. (“CTIGZ”), a wholly-owned subsidiary of the Group, made appropriation to the statutory reserve of RMB597,000 (2009: RMB510,000). The accumulated balance of the statutory reserve maintained at the CTIGZ as at 31 August 2010 was RMB2,012,000 (2009: RMB1,415,000). The statutory reserve can be used to reduce previous years’ losses and to increase the capital of the subsidiary.

(iv) Exchange reserve

The exchange reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations. The reserve is dealt with in accordance with the accounting policies set out in note 1(d)(ii).

City Telecom (H.K.) Limited Annual Report 2010 101

Notes to the Financial Statements

(Expressed in Honk Kong dollars)

20 CAPITAL AND RESERVES (CONTINUED)

(c) Share capital

2010

2009

No. of shares

Amount HK$’000

No. of shares

Amount HK$’000

Authorised:

Ordinary shares of HK$0.10 each

2,000,000,000

200,000

2,000,000,000

200,000

Issued and fully paid:

Ordinary shares of HK$0.10 each

At the beginning of the year

664,179,970

66,418

650,621,823

65,062

Shares issued in respect of scrip dividend of the previous year (note(i))

—

—

12,212,142

1,221

Shares issued upon exercise of share options (note (ii))

20,317,374

2,032

1,416,005

142

Share issued upon placement (note (iii))

80,500,000

8,050

—

—

Repurchase and cancellation of ordinary shares

—

—

(70,000)

(7)

At the end of the year

764,997,344

76,500

664,179,970

66,418

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per ordinary share at meetings of the Company. All ordinary shares rank equally with regard to the Company’s residual assets.

102 City Telecom (H.K.) Limited Annual Report 2010

Notes to the Financial Statements
(Expressed in Hong Kong dollars)

20 CAPITAL AND RESERVES (CONTINUED)

(c) Share capital (continued)

Notes:

(i) On 25 February 2009, the Company issued and allotted 12,212,142 ordinary shares to shareholders who elected to receive the 2008 final dividend in shares pursuant to the scrip dividend scheme announced by the Company on 9 January 2009. These shares rank pari passu with the existing shares of the Company in all respects.

(ii) During the year ended 31 August 2010, 20,317,374 ordinary shares (2009: 1,416,005 ordinary shares) were issued at a weighted average exercise price of HK$0.82 per ordinary share (2009: HK$0.99 per ordinary share) to share option holders who had exercised their options. These shares so issued rank pari passu with the then existing ordinary shares in issue.

(iii) On 28 April 2010, the Company completed its public offering of 4,025,000 American Depositary Shares (ADSs). An aggregate of 80,500,000 ordinary shares (4,025,000 ADSs) were issued at a price of HK$5.0455 per ordinary share (US$13.00 per ADS) to independent professional, institutional and private investors. The Company raised net proceeds of approximately HK$379,612,000 from the ADS offering.

(iv) The movement of outstanding share options during the year was as follows:

Date of grant	Exercise price per share	Number of share options outstanding at 1 September 2009	Granted	Exercised	Lapsed	Number of share options outstanding at 31 August 2010
21 October 2004	HK$1.5224	6,909,527	–	2,750,847	–	4,158,680
5 January 2005	HK$1.5224	16,183,208	–	–	–	16,183,208
22 May 2006	HK$0.6523	21,592,899	–	16,409,456	–	5,183,443
3 August 2006	HK$0.7018	40,540	–	40,540	–	–
22 November 2006	HK$0.7216	136,545	–	136,545	–	–
6 February 2008	HK$1.7568	6,044,791	–	502,000	–	5,542,791
11 February 2008	HK$1.8660	6,044,791	–	–	–	6,044,791
15 February 2008	HK$1.7568	1,007,465	–	402,986	–	604,479
2 May 2008	HK$1.7866	1,007,465	–	75,000	–	932,465
5 February 2010	HK$4.2400	–	6,000,000	–	–	6,000,000
		58,967,231	6,000,000	20,317,374	–	44,649,857

During the year ended 31 August 2010, options were granted under the 2002 Share Option Scheme to eligible participant for the subscription of 6,000,000 shares of the Company at an exercise price of HK$4.24 each.

Each option entitles the holder to subscribe for one share of HK$0.10 each in the Company at a predetermined exercise price.

City Telecom (H.K.) Limited Annual Report 2010 103

Notes to the Financial Statements

(Expressed in Hong Kong dollars)

20 CAPITAL AND RESERVES (CONTINUED)

(d) Capital management

The Group’s primary objectives when managing capital are to maintain a reasonable capital structure, safeguard the Group’s ability to continue as a going concern, and to provide returns for shareholders.

The Group manages the amount of capital in proportion to risk, and makes adjustments to its capital structure through the amount of dividend payment to shareholders, issuance of scrip and new shares, and managing its debt portfolio in conjunction with cash flow requirements, taking into account its future financial obligations and commitments.

The Group monitors its capital structure by reviewing its net debt to net asset gearing ratio. For this purpose, the Group defines net debt as total loans less cash at bank and in hand and long-term bank deposits.

The net debt to net asset gearing ratio as at 31 August 2010 and 2009 are as follows:

The Group

2010 2009

HK$’000 HK$’000

Unsecured

– 10-year senior notes – 162,586

– Long-term bank loan 123,567 –

– Obligations under finance leases 605 732

Total loans 124,172 163,318

Less: Cash at bank and in hand (588,665) (226,416)

Add: Bank overdrafts – unsecured 10,490 5,364

Net cash (454,003) (57,734)

Net asset 1,688,539 1,228,527

Net debt to net asset gearing ratio – –

Neither the Company nor any of its subsidiaries are currently subject to externally imposed capital requirements.

104 City Telecom (H.K.) Limited Annual Report 2010

Notes to the Financial Statements
(Expressed in Hong Kong dollars)

21 DEFERRED TAXATION

The movements of net deferred tax (liabilities)/assets recognised in the balance sheet are as follows:

	The Group		The Company	
	2010	2009	2010	2009
	HK$'000	HK$'000	HK$'000	HK$'000
Balance as at the beginning of the year	(15,709)	21,398	(7,047)	(4,937)
Exchange differences	–	1	–	–
Deferred taxation (charged)/credited to income statement				
– relating to the origination and reversal of temporary differences	(40,134)	(37,108)	949	(2,110)
Balance as at the end of the year	(55,843)	(15,709)	(6,098)	(7,047)

As at 31 August 2010, the Group has not recognised deferred tax assets in respect of unused tax losses of HK$8,242,000 (2009: HK$8,154,000) because it is not probable that future taxable profits can be generated to utilise the tax losses.

	The Group	
	2010	2009
	HK$'000	HK$'000
After 5 years	2,553	2,455
No expiry date	5,689	5,699
	8,242	8,154

According to the Corporate Income Tax ("CIT") law and its relevant regulations, PRC-resident enterprises are levied withholding tax at 10% on dividends to their non-PRC-resident corporate investors for earnings accumulated beginning on 1 January 2008, and undistributed earnings generated prior to 1 January 2008 are exempt from such withholdings tax. In addition, under the *Arrangement between the Mainland of China and Hong Kong Special Administration Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion* and its related regulations, a qualified Hong Kong company will be liable for withholding tax at the rate of 5% for the dividend income derived from the PRC, if the Hong Kong company is the "beneficial owner" and holds 25% of equity interests or more of the PRC company directly. At 31 August 2010, the Group has not recognized deferred tax liabilities in respect of temporary differences relating to the undistributed earnings of its PRC subsidiary approximately amounting HK$12,283,000 (2009: HK$5,393,000) as the Group controls the dividend policy of the subsidiary and it does not consider that it is probable that profits will not be distributed in the foreseeable future.

City Telecom (H.K.) Limited Annual Report 2010 105

Notes to the Financial Statements
(Expressed in Hong Kong dollars)

21 DEFERRED TAXATION (CONTINUED)

The components of deferred tax assets and liabilities recognised in the balance sheet and the related movements during the year are as follows:

	The Group Accelerated depreciation allowance	
	2010 HK$'000	2009 HK$'000
Deferred tax liabilities		
At the beginning of the year	**(131,766)**	(126,447)
Charged to consolidated income statement	**(15,027)**	(5,326)
Exchange differences	**(6)**	7
At the end of the year	**(146,799)**	(131,766)

	The Group Tax losses	
	2010 HK$'000	2009 HK$'000
Deferred tax assets		
At the beginning of the year	**116,057**	147,845
Charged to consolidated income statement	**(25,107)**	(31,782)
Exchange differences	**6**	(6)
	90,956	116,057

	The Company Accelerated depreciation allowance	
	2010 HK$'000	2009 HK$'000
Deferred tax liabilities		
At the beginning of the year	**(7,047)**	(8,745)
Credited to the income statement	**949**	1,698
At the end of the year	**(6,098)**	(7,047)

	The Company Tax losses	
	2010 HK$'000	2009 HK$'000
Deferred tax assets		
At the beginning of the year	**–**	3,808
Charged to the income statement	**–**	(3,808)
At the end of the year	**–**	–

106 City Telecom (H.K.) Limited Annual Report 2010

Notes to the Financial Statements
(Expressed in Hong Kong dollars)

21 DEFERRED TAXATION (CONTINUED)

The following amounts, determined after appropriate offsetting, are shown in the balance sheet:

	The Group		The Company	
	2010	2009	2010	2009
	HK$'000	HK$'000	HK$'000	HK$'000
Deferred tax assets	–	–	–	–
Deferred tax liabilities	(55,843)	(15,709)	(6,098)	(7,047)
	(55,843)	(15,709)	(6,098)	(7,047)

22 DERIVATIVE FINANCIAL INSTRUMENT

	The Group and the Company	
	2010	2009
	HK$'000	HK$'000
Non-current liability		
Interest rate swap, at fair value through profit or loss	11,293	–

During the year ended 31 August 2010, the Group entered into a 5-year interest rate swap contract with a HK$175,000,000 notional amount to hedge against interest rate risk. Under this arrangement, the Group will pay a fixed rate interest on the notional amount on a quarterly basis, and receive a floating interest rate at HIBOR rate. The contract is recognised initially at fair value and is remeasured at each balance sheet date.

The interest rate swap does not quality for hedge accounting under IAS/HKAS 39, *Financial instruments: Recognition and measurement*, and therefore changes in its fair value is recognised immediately in profit or loss.

23 LONG-TERM DEBT AND OTHER LIABILITIES

	The Group		The Company	
	2010	2009	2010	2009
	HK$'000	HK$'000	HK$'000	HK$'000
10-year senior notes (note (a))	–	162,586	–	162,586
Long-term bank loan				
– unsecured (note (b))	123,567	–	123,567	–
Obligations under finance leases (note (c))	605	732	521	715
	124,172	163,318	124,088	163,301
Current portion of				
– obligations under finance leases	(212)	(202)	(189)	(193)
	123,960	163,116	123,899	163,108

City Telecom (H.K.) Limited Annual Report 2010 107

Notes to the Financial Statements
(Expressed in Hong Kong dollars)

23 LONG-TERM DEBT AND OTHER LIABILITIES (CONTINUED)

At 31 August 2010, the Group's and the Company's long-term debt and other liabilities were repayable as follows:

	The Group		The Company	
	2010	2009	2010	2009
	HK$'000	HK$'000	HK$'000	HK$'000
Long-term debt				
– After 2 years but within 5 years	123,567	–	123,567	–
– After 5 years	–	162,586	–	162,586
Obligations under finance leases				
– Within 1 year	212	202	189	193
– After 1 year but within 2 years	105	197	87	189
– After 2 years but within 5 years	288	263	245	263
– After 5 years	–	70	–	70
	605	732	521	715
Less: Current portion of obligations under finance leases	(212)	(202)	(189)	(193)
	393	530	332	522
	123,960	163,116	123,899	163,108

Notes:

(a) On 20 January 2005, the Company issued unsecured 10-year senior fixed rates notes (the "10-year senior notes") with a principal amount of US$125 million at an issue price equal to 100 per cent of the principal amount. The 10-year senior notes have a maturity date on 1 February 2015 and bear interest at the fixed rate of 8.75% per annum payable semi-annually on 1 February and 1 August of each year, commencing 1 August 2005.

The 10-year senior notes are unconditionally and irrevocably guaranteed on a joint and several basis by the Company's subsidiaries (other than CTI Guangzhou Customer Services Co. Ltd.) as subsidiary guarantors.

On 4 December 2009, the Company repurchased a portion of the 10-year senior notes with a cumulative principal value of US$1,500,000 (equivalent to HK$11,625,000) in the open market. The total consideration paid including accrued interest was approximately US$1,562,000 (equivalent to HK$12,103,000). The loss on extinguishment of the senior notes was US$41,000 (equivalent to HK$318,000) which has been recorded in other income, net.

On 1 February 2010, the Company redeemed the then outstanding 10-year senior notes with principle value of US$19,863,000 (equivalent to HK$153,948,000) with the redemption price equal to 104.375% of the principal amount. The total consideration paid including accrued interest was approximately US$21,601,000 (equivalent to HK$167,624,000). The loss on extinguishment of the 10-year senior notes was US$1,203,000 (equivalent to HK$9,332,000) which has been recorded in other income, net.

(b) As at 31 August 2010, HK$125,000,000 was drawn which bears floating interest rate and is repayable on 23 December 2014. The borrowing is subject to the fulfilment of covenants relating to certain of the Group's balance sheet ratios, as are commonly found in lending arrangements with financial institutions. If the Group were to breach the covenants the drawn down facilities would become payable on demand. The Group regularly monitors its compliance with these covenants. As at 31 August 2010, none of the covenants relating to drawn down facilities had been breached.

108 City Telecom (H.K.) Limited Annual Report 2010

Notes to the Financial Statements
(Expressed in Hong Kong dollars)

23 LONG-TERM DEBT AND OTHER LIABILITIES (CONTINUED)

Notes: (continued)

(c) At 31 August 2010, the Group had obligations under finance leases repayable as follows:

	The Group					
	2010			2009		
	Present value of the minimum lease payments HK$'000	Interest expense relating to future periods HK$'000	Total minimum lease payments HK$'000	Present value of the minimum lease payments HK$'000	Interest expense relating to future periods HK$'000	Total minimum lease payments HK$'000
Within 1 year	212	30	242	202	35	237
After 1 year but within 2 years	105	20	125	197	22	219
After 2 years but within 5 years	288	22	310	263	30	293
After 5 years	–	–	–	70	1	71
	393	42	435	530	53	583
	605	72	677	732	88	820

At 31 August 2010, the Company had obligations under finance leases repayable as follows:

	The Company					
	2010			2009		
	Present value of the minimum lease payments HK$'000	Interest expense relating to future periods HK$'000	Total minimum lease payments HK$'000	Present value of the minimum lease payments HK$'000	Interest expense relating to future periods HK$'000	Total minimum lease payments HK$'000
Within 1 year	189	22	211	193	34	227
After 1 year but within 2 years	87	14	101	189	22	211
After 2 years but within 5 years	245	17	262	263	30	293
After 5 years	–	–	–	70	1	71
	332	31	363	522	53	575
	521	53	574	715	87	802

City Telecom (H.K.) Limited Annual Report 2010 109

Notes to the Financial Statements

(Expressed in Hong Kong dollars)

24 NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

(a) Reconciliation of profit before taxation to net cash inflow generated from operations

2010 HK$’000 2009 HK$’000

Profit before taxation 259,545 251,559

Depreciation of owned fixed assets 198,323 205,624

Depreciation of fixed assets held under finance lease 706 617

Amortisation of deferred expenditure 48,621 53,160

Interest income (11,372) (4,869)

Interest element of finance lease 42 27

(Gain)/loss on disposal of fixed assets (1,375) 1,016

Realised gain on other financial assets – (189)

Equity settled share-based transactions 5,347 4,768

Loss/ (gain) on extinguishment of 10-year senior notes 9,650 (31,371)

Change in fair value of derivative financial instrument 11,293 –

Interest, amortisation and exchange difference on 10-year senior notes 6,069 49,214

Interest on other borrowings 3,260 885

Amortisation of upfront cost on bank loans 192 –

Interest expenses on bank loans 1,379 –

Net cash inflow before working capital changes 531,680 530,441

Decrease/(increase) in long-term receivable and prepayment 917 (505)

Decrease in accounts receivable, other receivables,

deposits and prepayments 738 33,052

Increase in deferred expenditure (34,773) (46,525)

(Decrease)/increase in accounts payable, other payables,

accrued charges and deposits received (1,937) 17,419

(Decrease)/increase in deferred services revenue (8,272) 4,621

Net cash inflow generated from operations 488,353 538,503

110 City Telecom (H.K.) Limited Annual Report 2010

Notes to the Financial Statements

(Expressed in Hong Kong dollars)

24 NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (CONTINUED)

(b) Analysis of financing activities during the year

Share capital (including share premium and capital reserve) HK$’000

Obligations under finance leases HK$’000

10-year senior notes HK$’000

Balance at 1 September 2008 754,792 376 683,242

Share issued upon exercise of share options 1,399 – –

Repurchase and cancellation of ordinary shares (7) – –

Share issued in respect of scrip dividend 9,906 – –

Purchase of fixed assets under finance lease – 494 –

Repayment of capital element of finance lease – (138) –

Repurchase of 10-year senior notes – – (485,829)

Gain on extinguishment of 10-year senior notes – – (31,371)

Amortisation of incidental issuance costs – – 1,545

Equity settled share-based transactions 4,768 – –

Effect of foreign exchange rate changes – – (5,001)

Balance at 31 August 2009 770,858 732 162,586

Balance at 1 September 2009 770,858 732 162,586

Share issued upon exercise of share options 16,744 – –

Shares issued upon placement 379,612 – –

Purchase of fixed assets under finance lease – 90 –

Repayment of capital element of finance lease – (217) –

Repurchase and redemption of 10-year senior notes – – (172,423)

Loss on extinguishment of 10-year senior notes – – 9,650

Amortisation of incidental issuance costs – – 188

Equity settled share-based transactions 5,347 – –

Effect of foreign exchange rate changes – – (1)

Balance at 31 August 2010 1,172,561 605 –

City Telecom (H.K.) Limited Annual Report 2010 111

Notes to the Financial Statements

(Expressed in Hong Kong dollars)

25 FINANCIAL INSTRUMENTS

Exposure to credit, liquidity, interest rate and currency risks arises in the normal course of the Group’s business. These risks are limited by the Group’s financial management policies and practices described below.

(a) Credit risk

The Group’s credit risk is primarily attributable to trade and other receivables. Management has a credit policy in place and the exposure to the credit risk is monitored on an ongoing basis.

In respect of trade and other receivables, credit evaluations are performed on all customers requiring credit over a certain amount. These evaluations focus on the customer’s past history of making payments when due and current ability to pay, and take into account information specific to the customer as well as pertaining to the economic environment in which the customer locates. These receivables are due within 30 days from the date of billing. Subscribers with receivables that are more than 3 months overdue are requested to settle all outstanding balances before any further credit is granted. The Group generally does not obtain collateral from customers.

The Group’s exposure to credit risk is influenced mainly by individual characteristics of each customer. The default risk of the country in which customer locates also has an influence on credit risk but to a lesser extent. Concentrations of credit risk with respect to accounts receivable are limited due to the Group’s customer base being large and unrelated. As such, management does not expect any significant losses of accounts receivable that have not been provided for by way of allowances as disclosed in note 16.

The maximum exposure to credit risk is represented by the carrying amount of each financial asset after deducting any impairment allowance, in the balance sheet. Except for the financial guarantee given by the Group as disclosed in note 26, the Group does not provide any other guarantees which expose the Group to credit risk. The maximum exposure to credit risk in respect of these financial guarantees at the balance sheet date is disclosed in note 26.

Further quantitative disclosures in respect of the Group’s exposure to credit risk arising from accounts receivable are set out in note 16.

(b) Liquidity risk

The Company has a cash management policy, which includes the short term investment of cash surpluses and the raising of loans and other borrowings to cover expected cash demands. The Company’s policy is to regularly monitor current and expected liquidity requirements and its compliance with lending covenants, to ensure that it maintains sufficient cash and readily realisable marketable securities and adequate amount of committed credit facilities from major financial institutions to meet its liquidity requirements in the short and long term. Due to the dynamic nature of the underlying business, the Company aims to maintain flexibility in funding by maintaining committed credit lines available.

112 City Telecom (H.K.) Limited Annual Report 2010

Notes to the Financial Statements
(Expressed in Hong Kong dollars)

25 FINANCIAL INSTRUMENTS (CONTINUED)

(b) Liquidity risk (continued)

The following table details the remaining contractual maturities at the balance sheet date of the Group's and the Company's financial liabilities, which are based on undiscounted cash flows (including interest) and the earliest date the Group and the Company are required to pay.

Group

	2010						2009					
	Carrying amount HK$'000	Total contractual undis-counted cash flow HK$'000	Within 1 year or on demand HK$'000	More than 1 year but less than 2 years HK$'000	More than 2 years but less than 5 years HK$'000	More than 5 years HK$'000	Carrying amount HK$'000	Total contractual undis-counted cash flow HK$'000	Within 1 year or on demand HK$'000	More than 1 year but less than 2 years HK$'000	More than 2 years but less than 5 years HK$'000	More than 5 years HK$'000
Current liabilities												
Bank overdrafts – unsecured	10,490	10,490	10,490	-	-	-	5,364	5,364	5,364	-	-	-
Accounts payable	35,128	35,128	35,128	-	-	-	37,555	37,555	37,555	-	-	-
Other payables and accrued charges	195,931	195,931	195,931	-	-	-	206,487	206,487	206,487	-	-	-
Deposits received	21,822	21,822	21,822	-	-	-	16,385	16,385	16,385	-	-	-
Obligations under finance leases	212	242	242	-	-	-	202	237	237	-	-	-
Tax payable	1,533	1,533	1,533	-	-	-	1,993	1,993	1,993	-	-	-
Non-current liabilities												
Long-term bank loan	123,567	133,996	1,829	2,166	130,001	-	-	-	-	-	-	-
Derivative financial instrument	11,293	11,435	4,580	3,441	3,414	-	-	-	-	-	-	-
10-year senior notes	-	-	-	-	-	-	162,586	244,117	14,489	14,489	43,467	171,672
Obligations under finance leases	393	435	-	125	310	-	530	583	-	219	293	71
	400,369	411,012	271,555	5,732	133,725	-	431,102	512,721	282,510	14,708	43,760	171,743

Company

	2010						2009					
	Carrying amount HK$'000	Total contractual undis-counted cash flow HK$'000	Within 1 year or on demand HK$'000	More than 1 year but less than 2 years HK$'000	More than 2 years but less than 5 years HK$'000	More than 5 years HK$'000	Carrying amount HK$'000	Total contractual undis-counted cash flow HK$'000	Within 1 year or on demand HK$'000	More than 1 year but less than 2 years HK$'000	More than 2 years but less than 5 years HK$'000	More than 5 years HK$'000
Current liabilities												
Bank overdrafts – unsecured	900	900	900	-	-	-	896	896	896	-	-	-
Amount due to subsidiaries	10,830	10,830	10,830	-	-	-	10,830	10,830	10,830	-	-	-
Accounts payable	17,877	17,877	17,877	-	-	-	20,484	20,484	20,484	-	-	-
Other payables and accrued charges	24,605	24,605	24,605	-	-	-	23,530	23,530	23,530	-	-	-
Deposits received	7,954	7,954	7,954	-	-	-	7,886	7,886	7,886	-	-	-
Obligations under finance leases	189	211	211	-	-	-	193	227	227	-	-	-
Tax payable	356	356	356	-	-	-	356	356	356	-	-	-
Non-current liabilities												
Long-term bank loan	123,567	133,996	1,829	2,166	130,001	-	-	-	-	-	-	-
Derivative financial instrument	11,293	11,435	4,580	3,441	3,414	-	-	-	-	-	-	-
10-year senior notes	-	-	-	-	-	-	162,586	244,117	14,489	14,489	43,467	171,672
Obligations under finance leases	332	363	-	101	262	-	522	575	-	211	293	71
	197,903	208,527	69,142	5,708	133,677	-	227,283	308,901	78,698	14,700	43,760	171,743

City Telecom (H.K.) Limited Annual Report 2010 113

Notes to the Financial Statements
(Expressed in Hong Kong dollars)

25 FINANCIAL INSTRUMENTS (CONTINUED)

(c) Interest rate risk

The Group's interest-rate risk arises mainly from the HK$125,000,000 bank loan which bears floating interest rate. Bank loans at variable rates expose the Group to cash flow interest rate risk.

(i) Interest rate profile

The following table details the interest rate profile of the Group's and the Company's borrowings at the balance sheet date.

	The Group				The Company			
	2010		2009		2010		2009	
	Effective interest rate %	HK$'000	Effective interest rate %	HK$'000	Effective interest rate %	HK$'000	Effective interest rate %	HK$'000
Fixed rate borrowings:								
10-year senior notes	–	–	9.2	162,586	–	–	9.2	162,586
Obligations under finance leases	5.6	605	5.6	732	5.6	521	5.6	715
		605		163,318		521		163,301
Floating rate borrowings:								
Bank overdrafts – unsecured	5.3	10,490	5.3	5,364	5.3	900	5.3	896
Long-term bank loan	1.7	123,567	–	–	1.7	123,567	–	–

(ii) Sensitivity analysis

The Group's profit attributable to shareholders would decrease by approximately HK$1,250,000 in response to a 100 basis-points increase in market interest rates applicable as at 31 August 2010, with all other variables held constant.

(d) Foreign currency risk

All the Group's monetary assets and liabilities are primarily denominated in either Hong Kong dollars or United States dollars. Given the exchange rate of the Hong Kong dollar to the U.S. dollar has remained close to the current pegged rate of HKD7.80 = USD1.00 since 1983, management does not expect significant foreign exchange gains or losses between the two currencies.

The Group is also exposed to a certain amount of foreign exchange risk based on fluctuations between the Hong Kong dollars and the Renminbi arising from its operations in the PRC. In order to limit this foreign currency risk exposure, the Group maintained Renminbi cash balance that approximate two to three months' of operating cash flows.

114 City Telecom (H.K.) Limited Annual Report 2010

Notes to the Financial Statements
(Expressed in Hong Kong dollars)

25 FINANCIAL INSTRUMENTS (CONTINUED)

(d) Foreign currency risk (continued)

(i) Exposure to currency risk

The following table details the Group's and the Company's exposure at the balance sheet date to currency risk arising from recognised assets or liabilities denominated in a currency other than the functional currency of the entity to which they relate.

Group

	2010			2009		
	United States Dollars '000	Japanese Yen '000	Canadian Dollars '000	United States Dollars '000	Japanese Yen '000	Canadian Dollars '000
Cash at bank and in hand and pledged bank deposits	30,443	591	435	11,599	696	282
Bank overdraft – unsecured	(294)	–	–	(161)	–	–
Accounts payable	(1,350)	–	–	(3,183)	–	–
Other payables and accrued charges	(1,075)	–	–	(390)	–	–
10-year senior notes	–	–	–	(20,979)	–	–
Overall net exposure	27,724	591	435	(13,114)	696	282

Company

	2010			2009		
	United States Dollars '000	Renminbi '000	Japanese Yen '000	United States Dollars '000	Renminbi '000	Japanese Yen '000
Amounts due from subsidiaries	7	34,244	–	7	14,304	–
Cash at bank and in hand and pledged bank deposits	29,656	–	591	11,372	–	696
Amount due to a subsidiary	(90)	–	–	(90)	–	–
Bank overdraft – unsecured	–	–	–	(49)	–	–
Accounts payable	(1,171)	–	–	(1,780)	–	–
Other payables and accrued charges	(517)	–	–	(265)	–	–
10-year senior notes	–	–	–	(20,979)	–	–
Overall net exposure	27,885	34,244	591	(11,784)	14,304	696

City Telecom (H.K.) Limited Annual Report 2010 115

Notes to the Financial Statements
(Expressed in Hong Kong dollars)

25 FINANCIAL INSTRUMENTS (CONTINUED)

(d) Foreign currency risk (continued)

(ii) Sensitivity analysis

The Company's foreign currency risk is mainly concentrated on the fluctuation of the Renminbi against the Hong Kong dollar. It is assumed that the pegged rate between the Hong Kong dollar and the United States dollar would be materially unaffected by any changes in movement in value of the United States dollar against other currencies. The following table details the Group's sensitivity to a 10% increase or decrease in the Hong Kong dollar against the Renminbi. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the year end for a 10% change in foreign currency rates. A positive number indicates an increase in profit for the year where the Renminbi strengthens against the Hong Kong dollar. For a 10% weakening of the Renminbi against the Hong Kong dollar, there would be an equal and opposite impact on the profit and the balance below would be negative.

	2010 HK$'000	2009 HK$'000
Renminbi	3,922	1,626

(e) Fair values

(i) Financial instrument carried at fair value

The following table presents the carrying value of financial instrument measured at fair value at the balance sheet date across the three levels of the fair value hierarchy defined in IFRS/HKFRS 7, Financial Instruments: Disclosures, with the fair value of each financial instrument categorised in its entirety based on the lowest level of input that is significant to that fair value measurement. The levels are defined as follows:

– Level 1 (highest level): fair values measured using quoted prices (unadjusted) in active markets for identical financial instruments

– Level 2: fair values measured using quoted prices in active markets for similar financial instruments, or using valuation techniques in which all significant inputs are directly or indirectly based on observable market data

– Level 3 (lowest level): fair values measured using valuation techniques in which any significant input is not based on observable market data

2010

	The Group				The Company			
	Level 1 HK$'000	Level 2 HK$'000	Level 3 HK$'000	Total HK$'000	Level 1 HK$'000	Level 2 HK$'000	Level 3 HK$'000	Total HK$'000
Liability								
Derivative financial instrument: – Interest rate swap	–	11,293	–	11,293	–	11,293	–	11,293

116 City Telecom (H.K.) Limited Annual Report 2010

Notes to the Financial Statements

(Expressed in Hong Kong dollars)

25 FINANCIAL INSTRUMENTS (CONTINUED)

(e) Fair values (continued)

(i) Financial instrument carried at fair value (continued)

The carrying amounts of the Group’s and the Company’s financial instruments carried at cost or amortised cost are not materially different from their fair values as at 31 August 2010 and 2009 except as follows:

2010 Carrying amount HK$’000

Fair value HK$’000

2009 Carrying amount HK$’000

Fair value HK$’000

The Group and the Company

10-year senior notes – – 162,586 157,285

(f) Estimation of fair values

Fair value of financial instruments is estimated as follows:

(i) The fair value of the 10-year senior notes was determined based on quoted market price.

(ii) Trade receivables less impairment provision and account payables are assumed to approximate their fair values.

(iii) The fair value of the long-term bank loan is estimated as the present value of future cash flows, discounted at current market interest rate for similar financial instruments.

(iv) The fair value of the interest rate swap is determined based on the discounted cash flow technique which takes into account estimated amount that the Group would receive or pay to terminate the swap at the balance sheet date, taking into account current interest rates and the current creditworthiness of the swap counterparties. Where discounted cash flow techniques are used, estimated future cash flows are based on management’s best estimates and the discount rate is a market related rate for a similar instrument at the balance sheet date.

City Telecom (H.K.) Limited Annual Report 2010 117

Notes to the Financial Statements
(Expressed in Hong Kong dollars)

26 CONTINGENT LIABILITIES

	The Group		The Company	
	2010	2009	**2010**	2009
	HK$'000	HK$'000	**HK$'000**	HK$'000
Bank guarantees provided to suppliers (notes 28(i) and (ii))	**2,770**	2,490	**2,200**	2,490
Bank guarantee in lieu of payment of utility deposits (note 28(iii))	**5,572**	5,272	**–**	–
Corporate guarantee provided to a subsidiary for shared banking facility (note)	**–**	–	**–**	4,650
	8,342	7,762	**2,200**	7,140

Note: Corporate guarantee provided to a subsidiary represented the maximum amount of contingent liabilities of the Company had the shared banking facility of HK$4,650,000 as at 31 August 2009 been fully drawn. During the year ended 31 August 2010, the shared banking facility expired.

As at 31 August 2010, HK$133,342,000 (2009: HK$7,762,000) of the HK$353,840,000 (2009: HK$205,038,000) total banking facility and revolving loan facility was utilised by the Company and the subsidiary.

27 COMMITMENTS

(a) Capital commitments

	The Group		The Company	
	2010	2009	**2010**	2009
	HK$'000	HK$'000	**HK$'000**	HK$'000
Purchase of telecommunications, computer and office equipment Contracted but not provided for	**132,340**	150,099	**–**	–

118 City Telecom (H.K.) Limited Annual Report 2010

Notes to the Financial Statements
(Expressed in Hong Kong dollars)

27 COMMITMENTS (CONTINUED)

(b) Commitments under operating leases

At 31 August 2010 and 2009, the Group and the Company has future aggregate minimum lease payments under non-cancellable operating leases as follows:

	The Group		The Company	
	2010	2009	**2010**	2009
	HK$'000	HK$'000	**HK$'000**	HK$'000
Leases in respect of land and buildings which are payable:				
Within 1 year	**24,873**	21,387	**–**	–
After 1 year but within 5 years	**16,417**	13,802	**–**	–
	41,290	35,189	**–**	–
Leases in respect of telecommunications facilities and computer equipment which are payable:				
Within 1 year	**63,948**	45,321	**210**	181
After 1 year but within5 years	**14,200**	9,600	**–**	–
After 5 years	**4,849**	6,271	**–**	–
	82,997	61,192	**210**	181
	124,287	96,381	**210**	181

(c) Program fee commitments

The Group entered into several long-term agreements with program content providers for the rights to use certain program contents in the Group's IP-TV services. Minimum amounts of program fees to be paid by the Group are as follows:

	2010	2009
	HK$'000	HK$'000
Program fee in respect of program rights which are payable:		
Within 1 year	**25,539**	9,094
After 1 year but within 5 years	**48,087**	6,238
	73,626	15,332

City Telecom (H.K.) Limited Annual Report 2010 119

Notes to the Financial Statements
(Expressed in Hong Kong dollars)

28 PLEDGE OF ASSETS

As at 31 August 2010, the Group had no pledged bank deposits.

As at 31 August 2009, the Group had pledged bank deposits of US$650,000 (equivalent to HK$5,038,000) and HK$10,000,000 as security for the following significant banking facilities:

(i) bank facility of US$650,000 (equivalent to HK$5,038,000) granted by a bank for issuance of bank guarantees to third party suppliers, letters of credit, short-term loan, overdraft, foreign exchange and interest rate hedging arrangements. As of 31 August 2009, bank guarantees of HK$500,000 were issued against this bank facility;

(ii) bank guarantees of HK$1,990,000 issued by the bank to third party suppliers of the Company and one of its subsidiaries for payment of certain products and services procured by the Group from these third party suppliers; and

(iii) bank guarantees of HK$5,272,000 issued by the bank to certain utility vendors of the Group in lieu of payment of utility deposits.

29 BARTER TRANSACTION

During the year ended 31 August 2010, HKBN entered into an agreement with a third party (the "Contract Party"). Pursuant to the agreement, HKBN would provide network capacity to the Contract Party for a service term of 10 years commencing on 1 May 2010 or after the respective activation of the relevant network capacity, and in exchange, the Contract Party would provide HKBN the right to use telecommunications facilities for a term of 10 years commencing on 1 May 2010 or after the respective activation of the relevant network capacity. The transaction has been entered into on a barter basis at no consideration being exchanged. The agreement expires on 30 April 2020.

The Directors of the Company made an assessment and determined that since the arrangement above involves exchange of services of a similar nature and value, the exchange is not regarded as a transaction which generates revenue. Accordingly, the network capacity of the Contract Party under the agreement have not been recognised as an asset and no revenue or deferred revenue have been recognised in the financial statements of the Group since inception of the arrangement.

30 MATERIAL RELATED PARTY TRANSACTIONS

In addition to the transactions and balances disclosed elsewhere in these financial statements, the Group entered into the following material related party transactions.

Key management personnel remuneration
Remuneration for key management personnel, including amounts paid to the Company's directors as disclosed in note 10(a) and certain of the highest paid Talents as disclosed in note 10(b), is as follows:

	2010 HK$'000	2009 HK$'000
Short-term Talent benefits	40,716	34,687
Post-employment benefits	2,725	2,614
Equity compensation benefits	5,347	4,071
	48,788	41,372

120 City Telecom (H.K.) Limited Annual Report 2010

Notes to the Financial Statements

(Expressed in Hong Kong dollars)

31 COMPARATIVE FIGURES

During the year, management performed a review of the presentation of the Group’s and Company’s cash at bank and in hand balance. As a result of the review, the Group’s and Company’s “bank-overdrafts – unsecured” balances amounted to HK$5,364,000 and HK$896,000 respectively which previously included in the cash at bank and in hand balance at 31 August 2009 have been reclassified as a current liability to conform to the current year’s presentation. This change in presentation had no effect on the reported results of the prior year.

32 ACCOUNTING ESTIMATES AND JUDGEMENTS

(a) Key sources of estimation uncertainty

Notes 11 and 25 contain information about the assumptions and risk factors relating to fair value of share options and financial instruments. Other key sources of estimation uncertainty are as follows:

(b) Impairment loss for doubtful accounts

The Group maintains impairment loss for doubtful accounts based upon evaluation of the recoverability of the accounts receivable and other receivables which takes into account the historical write-off experience and recovery rates. If the financial condition of the customers were to deteriorate, additional impairment may be required.

(c) Depreciation

Depreciation is calculated to write off the cost of items of property, plant and equipment, less their estimated residual value, if any, using the straight-line method over their estimated useful lives. The Group reviews the estimated useful lives of the assets annually in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on the Group’s historical experience with similar assets and takes into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

(d) Income taxes

Determining income tax provisions involves judgement on the future tax treatment of certain transactions and interpretation of tax rules. The Group carefully evaluates tax implications of transactions and tax provisions are set up accordingly. The tax treatment of such transactions is reconsidered periodically to take into account all changes in tax legislation and practices.

Deferred tax assets are recognised for certain unused tax losses as set out in note 21. In assessing the recognition of deferred tax assets, management considers all available evidence, including available taxable temporary differences, projected future taxable income, tax planning strategies, historical taxable income, and the expiration periods of the tax losses. For certain subsidiaries, deferred tax assets can only be recognised to the extent that it is probable that future taxable profits will be available against which they can be utilised. Management’s judgement is thus required to assess the probability of future taxable profits and this assessment is constantly reviewed and additional deferred tax assets are recognised if it becomes probable that future taxable profits will allow the deferred tax assets to be recovered.

City Telecom (H.K.) Limited Annual Report 2010 121

Notes to the Financial Statements

(Expressed in Hong Kong dollars)

33 POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE YEAR ENDED 31 AUGUST 2010

Up to the date of issue of these financial statements, the IASB/HKICPA has issued a number of amendments, new standards and interpretations which are not yet effective for the year ended 31 August 2010 and which have not been adopted in these financial statements.

Effective for accounting periods beginning on or after

Amendment to IFRS/HKFRS 2 Share-based payment – Group cash-settled share-based payment transactions 1 January 2010

IFRSs/HKFRSs (Amendments) Improvements to IFRSs/HKFRSs (2009) 1 January 2010

Amendment to IAS/HKAS 32 Financial instruments: Presentation – Classification of rights issues 1 February 2010

IFRIC/HK (IFRIC) – Int 19 Extinguishing financial liabilities with equity instruments 1 July 2010

IFRSs/HKFRSs (Amendments) Improvement to IFRSs/HKFRSs (2010) 1 July 2010 or 1 January 2011

Amendment to IFRIC/HK (IFRIC) – Int 14 IAS/HKAS 19 – The limitation on a defined benefit asset, minimum funding requirements and their interaction – Prepayments of a minimum funding requirement 1 January 2011

IAS/HKAS 24 (Revised) Related party disclosures 1 January 2011

Amendments to IFRS/HKFRS 7 Financial instruments: Disclosures – Transfer of financial assets 1 July 2011

IFRS/HKFRS 9 Financial instruments 1 January 2013

The Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. So far the Group is not yet in a position to state whether they would have a significant impact on the Group’s results of operations and financial position.

122 City Telecom (H.K.) Limited Annual Report 2010

Five-year Financial Summary

(Expressed in Hong Kong dollars)

RESULTS, ASSETS AND LIABILITIES

The following table summarises the consolidated results, assets and liabilities of the Group for the five years ended 31 August 2010.

	2010 HK$'000	2009 HK$'000	2008 HK$'000	2007 HK$'000	2006 HK$'000
Results					
Turnover	**1,574,687**	1,478,239	1,302,981	1,141,270	1,159,579
Profit/(loss) before taxation	**259,545**	251,559	108,372	30,891	(99,485)
Income tax (expense)/benefit	**(42,679)**	(38,730)	16,818	(2,026)	7,244
Profit/(loss) attributable to shareholders	**216,866**	212,829	125,190	28,865	(92,241)
Assets					
Goodwill	**1,066**	1,066	1,066	1,066	1,066
Fixed assets	**1,431,813**	1,302,380	1,231,399	1,237,223	1,367,234
Other financial assets	**–**	–	–	39,213	40,274
Derivative financial instruments	**–**	–	–	1,039	1,845
Long term receivable and prepayment	**5,174**	6,091	5,586	6,932	12,532
Deferred tax asset	**–**	–	26,335	–	–
Deferred expenditure	**35,612**	49,460	56,095	21,367	12,445
Current assets	**777,884**	431,411	772,929	857,287	700,526
Total assets	**2,251,549**	1,790,408	2,093,410	2,164,127	2,135,922
Liabilities					
Current liabilities	**371,914**	383,056	372,369	306,986	294,812
Non-current liabilities	**191,096**	178,825	688,434	953,259	949,456
Total liabilities	**563,010**	561,881	1,060,803	1,260,245	1,244,268
Net assets	**1,688,539**	1,228,527	1,032,607	903,882	891,654

City Telecom (H.K.) Limited Annual Report 2010 123

Corporate Information

FINANCIAL CALENDAR

Full-year Results

Announced on 9 November 2010

Annual General Meeting 21 December 2010

LISTING

City Telecom (H.K.) Limited’s shares are listed under the stock code “1137” on The Stock Exchange of Hong Kong Limited and in the form of American Depositary Receipts (each representing 20 ordinary shares of the Company) on the Nasdaq Stock Market in U.S. under the ticker symbol “CTEL”.

Executive Directors

Mr. WONG Wai Kay, Ricky (Chairman)

Mr. CHEUNG Chi Kin, Paul (Vice Chairman)

Mr. YEUNG Chu Kwong, William (Chief Executive Officer)

Mr. LAI Ni Quiaque3 (Chief Financial Officer and Head of Talent Engagement)

Non-executive Director

Dr. CHENG Mo Chi, Moses3

Independent Non-executive Directors

Mr. LEE Hon Ying, John2,4

Dr. CHAN Kin Man1,3

Mr. PEH Jefferson Tun Lu1,3

1 Members of Audit Committee

2 Chairman of Audit Committee

3 Members of Remuneration Committee

4 Chairman of Remuneration Committee

Company Secretary

Mr. LAI Ni Quiaque

Authorised Representatives

Mr. WONG Wai Kay, Ricky

Mr. CHEUNG Chi Kin, Paul

Registered Office

Level 39, Tower 1, Metroplaza 223 Hing Fong Road

Kwai Chung, New Territories, Hong Kong

Legal Adviser to the Company as to U.S. and Hong Kong Laws

Jones Day

29th Floor, Edinburgh Tower The Landmark 15 Queen’s Road Central Hong Kong

Auditors KPMG

Certified Public Accountants

8th Floor, Prince’s Building 10 Chater Road Central, Hong Kong

Share Registrar

Computershare Hong Kong Investor Services Limited

46th Floor, Hopewell Centre 183 Queen’s Road East, Wanchai Hong Kong

American Depositary Bank

The Bank of New York Mellon Corporation

101 Barclay Street, 22nd Floor New York, NY 10286 USA

Principal Bankers

Citibank, N.A.

DBS Bank Ltd., Hong Kong Branch

The Hongkong and Shanghai Banking Corporation Limited

Website

www.ctigroup.com.hk

124 City Telecom (H.K.) Limited Annual Report 2010

Special Thanks

Gene Wong Ki Ching,

Son of Ben Wong Wing Hong,

Manager-Sales

Wong Kwan Ho,

Son of Eric Wong Kwok Kei,

Associate Director – Corporate

Tong Wai Ching,

Daughter of Sarah Au Wai Ming,

Shop Manager

Wong Hei Lam,

Daughter of Eric Wong Kwok Kei,

Associate Director – Corporate

Fong Wing Ki,

Niece of Joe Law Chun Wai,

Senior Telesales Manager

Zoie Poon Hiu Tung,

Daughter of

Peggy Chan Fung Yee,

Executive Secretary

Andrew Hui King Chiu,

Son of Carol Cheng Wai Ping,

Customer Services Executive

Cheng Tsun,

Son of Brenda Yu Po Yan,

Senior Operation Officer

Chang Pok Man,

Son of Ken Chang Sze Cheong,

Sales Manager - Corporate

Concept, design and printing: iOne Financial Press Limited. Website: www.ione.com.hk

Where the English and the Chinese texts conflict, the English text prevails

City Telecom (H.K.) Limited

Level 39, Metroplaza Tower 1,

No. 223 Hing Fong Road,

Kwai Chung, N.T., Hong Kong

www.ctigroup.com.hk